SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:

MITCHELLS & BUTLERS PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

20 North Audley Street,
London W1K 6WN
England
(Address of principal executive offices)

Copies to:
Richard C Morrissey, Esq.
Sullivan & Cromwell LLP
1 New Fetter Lane, London EC4A 1AN

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Name of each exchange on which registered

American Depositary Shares	New York Stock Exchange

Ordinary Shares	New York Stock Exchange*

* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not Applicable

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes        No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17        Item 18

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INTRODUCTION

As used in this document, except as the context otherwise requires, the terms:

•	“Company” and “M and B” refer to Mitchells & Butlers PLC or, where appropriate, the Company’s board of directors;

•	“M and B Group” or “Group” are used for convenience to refer to the Company and those companies which will become its subsidiaries or its subsidiary undertakings upon completion of the Separation;

•	“directors” or “board” refers to members of the board of directors of the Company after Separation either individually or collectively, as the context may require;

•
“ordinary share” or “M and B share” refers to the ordinary shares of 1p each of the Company the nominal value of which will be changed in connection with the Separation as described in “Item 9. The Offer and Listing”, except as the context otherwise requires;

•	“Six Continents” refers to Six Continents PLC (formerly known as Bass PLC or “Bass”);

•	“Six Continents Group” refers to Six Continents and its subsidiaries;

•	“Britvic” refers to Britannia Soft Drinks Limited;

•	“Beer Orders” refers to the Supply of Beer (Tied Estate) Order 1989 and the Supply of Beer (Loan Ties, Licensed Brewers and Wholesale Prices) Order 1989;

•	“VAT” refers to UK Value Added Tax levied by HM Customs & Excise on certain goods and services; and

•	“Senior Management Team” refers to the board and the other senior management listed in “Item 1. Identity of Directors, Senior Management and Advisors – Directors and Senior Management”.

•
“Separation Transaction” or “Separation” refers to the completion of the proposed transaction announced by Six Continents on October 1, 2002: (i) to separate Six Continents’ hotels business and soft drinks business (which it has through its controlling interest in Britvic) from its retail business (herein referred to as “Retail”) and (ii) to return approximately £700 million of capital, or 81p per existing share in cash, to its shareholders, absent a material change in circumstances in the trading environment or capital markets (herein referred to as the “Return of Capital”). The Separation will result in two separately listed holding companies, (i) Mitchells & Butler PLC, which will be the holding company for Retail and Six Continents’ property development business, Standard Commercial Property Developments Limited (herein referred to as “SCPD”), and (ii) InterContinental Hotels Group PLC (“InterContinental PLC”), which will be the holding company for the hotels business and soft drinks business of the Six Continents Group.

•
“InterContinental Group” refers to InterContinental Hotels Group PLC and those companies which will become its subsidiaries or its subsidiary undertakings upon completion of the Separation, and “InterContinental” refers to the specific registered brand.

References in this document to the “Companies Act” mean the Companies Act 1985, as amended, of Great Britain; references to the “EU” mean the European Union. References in this document to “UK” refer to the United Kingdom of Great Britain and Northern Ireland.

Except as otherwise noted or unless the context otherwise requires, the information in this registration statement is presented as of completion of the proposed Separation Transaction described below.

Six Continents Retail Limited was formerly known as Bass Inns & Taverns Limited until 1991, when its name changed to Bass Taverns Limited. Subsequently, it used the trading name Bass Leisure Retail. On July 27, 2001, Bass Taverns Limited changed its name to Six Continents Retail Limited, following the sale of the Bass brewing business and name to Interbrew UK Holdings Limited.

The Company’s combined financial statements appearing in this registration statement are expressed in UK pounds sterling. In this document, references to “US dollars”, “US$”, “$” or “¢” are to United States (US)

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currency, references to “euro” or “€” are to the euro, the currency of the European Economic and Monetary Union, and references to “pounds sterling”, “sterling”, “£”, “pence” or “p” are to United Kingdom currency. Solely for convenience, this registration statement contains translations of certain pound sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pound sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated. Unless otherwise indicated, the translations of pounds sterling into US dollars have been made at the rate of £1.00 = $1.57, the noon buying rate in The City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2002. On March 19, 2003, the noon buying rate was £1.00 = $1.56. For information regarding rates of exchange between pounds sterling and US dollars from fiscal 1998 to the present, see “Item 3. Key Information – Selected Combined Financial Information – Exchange Rates”.

The Company’s fiscal year will end on September 30 of each year. References in this document to a particular year are to the fiscal year unless otherwise indicated. For example, the Company refers to the fiscal year ended September 30, 2002 as 2002, and other fiscal years in a similar manner.

The Company’s combined financial statements are prepared on the basis of accounting principles generally accepted in the United Kingdom (“UK GAAP”) which differ from those generally accepted in the United States (“US GAAP”). The significant differences applicable to the M and B Group are explained in Note 32 of Notes to the Financial Statements.

The Company will furnish The Bank of New York, as Depositary, with annual reports containing Consolidated Financial Statements and an independent auditors’ opinion thereon. These Financial Statements will be prepared on the basis of UK GAAP. The annual reports will contain reconciliations to US GAAP of net income and shareholders’ equity. The Company will also furnish the Depositary with semi-annual reports, prepared in conformity with UK GAAP, which will contain unaudited interim consolidated financial information. Upon receipt thereof, the Depositary will mail all such reports to recorded holders of American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”). The Company will also furnish to the Depositary all notices of shareholders’ meetings and other reports and communications that will be made generally available to shareholders of the Company. The Depositary will make such notices, reports and communications available for inspection by recorded holders of ADRs and will mail to recorded holders of ADRs notices of shareholders’ meetings received by the Depositary. The Company will not be required to report quarterly financial information.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the board of directors with respect thereto. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use such words as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe” or other words of similar meaning. Such statements in the Form 20-F include, but are not limited to, statements under the following headings: (i) “Item 4. Information on the Company”; (ii) “Item 5. Operating and Financial Review and Prospects”; (iii) “Item 8. Financial Information”; and (iv) “Item 11. Quantitative and Qualitative Disclosures About Market Risk”. Specific risks faced by the Company are described under “Item 3. Key Information – Risk Factors”. These statements are based on assumptions and assessments made by the Group’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements involve risk and uncertainty, and the factors described in the context of such forward-looking statements in this document could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. These factors include, among others, the future balance between supply and demand for the Group’s sites, the effect of economic conditions and unforeseen external events on the Group’s business, the availability of suitable properties and necessary licenses, possible regulatory changes or actions, the Group’s ability to purchase adequate insurance, or its ability to access the capital markets for future capital needs.

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BACKGROUND TO THE SEPARATION TRANSACTION

The Separation Transaction

On October 1, 2002, Six Continents announced its intention to:

•	separate Six Continents’ hotels business and soft drinks business from the retail business; and

•	return approximately £700 million of capital, or 81p per existing share, in cash, to its shareholders, absent a material change in circumstances in the trading environment or capital markets.

The Separation will be implemented in several steps as follows:

•
First, a scheme of arrangement (the “Scheme of Arrangement”), subject to sanction by the High Court of Justice in England and Wales (the “Court”), will result in a new holding company (M and B) being placed on top of Six Continents. Six Continents shareholders will receive one M and B share and 81 pence in cash in respect of each Six Continents share held by them at the record time of the Scheme of Arrangement.

•
Next, Six Continents will transfer the Retail business of Six Continents and SCPD to M and B (the “M and B Group Transfer”). The effect of this part of the Separation is that the Retail business of Six Continents and SCPD will become owned by M and B directly rather than by Six Continents. The terms of this transfer are governed by the M and B Group Transfer Share Purchase Agreement referred to in “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions”.

•	This will be followed by a consolidation of the M and B shares, i.e. a reduction in the number of M and B shares on a 50 for 59 basis (the “M and B Share Consolidation”).

•
Finally, the last step of the Separation will take place. This will be effected by a reduction in the capital of M and B, which is also a Court approved process. The M and B reduction of capital will take place as follows:

•
the capital of M and B will be reduced by a reduction in the nominal value of each M and B share by an amount which, in aggregate, is expected to be equal to at least the market value (after the M and B Group Transfer) of all the shares of Six Continents held by M and B;

•	M and B will transfer Six Continents to InterContinental PLC so that InterContinental PLC becomes the holding company of Six Continents’ hotels business and its controlling interest in Britvic; and

•
Six Continents shareholders at the Separation record time will be allotted and issued one InterContinental PLC share, credited as fully paid, for each M and B share held (after the M and B Share Consolidation).

As a result of the foregoing, former Six Continents shareholders will hold 50 M and B shares and 50 InterContinental PLC shares for every 59 Six Continents shares held at the record time for the Scheme of Arrangement and will also have been paid 81 pence in cash for each Six Continents share held at that time. It will only be after all the steps have taken place that Six Continents shareholders will receive their new share certificates and cash (or their CREST accounts will be credited if they hold their Six Continents shares in uncertificated form through CREST).

A more detailed description of the Separation agreements is set out in “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions”.

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Prior to the Separation, the structure of Six Continents (together with examples of its brands) is broadly as follows:

The new structure after the Separation will be:

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EXPECTED TIMETABLE OF PRINCIPAL EVENTS

The Separation is conditional upon, among other things, Court approval. At an extraordinary general meeting of Six Continents’ shareholders and a shareholders’ meeting convened by order of the Court, both held on March 12, 2003, Six Continents’ shareholders approved the various steps necessary to implement the Separation.

The following is the expected timetable of the further principal events connected with the Separation. All times shown in this document are London times unless otherwise stated. The dates and times given are based on Six Continents’ current expectations and may be changed.

Conditional dealings commence in M and B shares and InterContinental PLC shares on the London Stock Exchange and in M and B ADSs and InterContinental PLC ADSs on the New York Stock Exchange	March 31, 2003
Payment date for interim dividend	April 9, 2003
Court hearing of petition to sanction the Scheme of Arrangement	April 10, 2003
Last day of dealings in Six Continents shares[1]	April 11, 2003
Record time and date in order to participate in the Scheme of Arrangement	4.30pm on April 11, 2003
Scheme of Arrangement becomes effective and M and B becomes the ultimate holding company of the Six Continents Group	after close of business on April 11, 2003
Court hearing of the petition to confirm the M and B reduction of capital to effect the Separation	April 14, 2003
M and B reduction of capital occurs and the Separation is completed	8.00am on April 15, 2003
Trading in M and B shares and InterContinental PLC shares commences on the London Stock Exchange	8.00am on April 15, 2003
Trading of M and B ADSs and InterContinental PLC ADSs commences on the New York Stock Exchange	9.30am (New York time) on April 15, 2003
Crediting of M and B shares and InterContinental PLC shares to accounts in CREST, the system of paperless settlement of trades in listed securities in the United Kingdom	April 15, 2003
Dispatch of certificates for M and B shares and InterContinental PLC shares and checks in respect of the Return of Capital and fractional entitlements (as appropriate)[2]	by April 23, 2003
Payments in respect of the Return of Capital and fractional entitlements (as appropriate) credited to CREST accounts	April 23, 2003

1	Trading in Six Continents ADSs is expected to cease at 11.30am New York time.

2
All fractions of ordinary shares following the M and B share consolidation will be aggregated and consolidated into whole ordinary shares (together with corresponding fractional entitlements to InterContinental PLC ordinary shares). Those shares will be sold and the net proceeds of such sale will be sent to ordinary shareholders.

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PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

DIRECTORS AND SENIOR MANAGEMENT

The board of directors, comprising executive and non-executive directors, and the other senior management upon completion of the Separation will be:

Directors
Roger Carr	Non-executive Chairman
Tim Clarke	Chief Executive
Karim Naffah	Finance Director
Mike Bramley	Managing Director, Pubs & Bars
Tony Hughes	Managing Director, Restaurants
George Fairweather	Non-executive Director
Sara Weller	Non-executive Director

Senior management
John Butterfield	Strategy Director
Bronagh Kennedy	Company Secretary
Adam Martin	Marketing Director
Richard Pratt	Commercial Director
Bill Scobie	Deputy Finance Director
Alison Wheaton	Portfolio Director

Registered office and business address of directors	20 North Audley Street London W1K 6WN England

During the period of time between the effectiveness of the Scheme of Arrangement, now scheduled to be shortly after 4.30 pm (London time) on April 11, 2003, and completion of the Separation, which is expected to be several days later, M and B will be the holding company of Retail and Six Continents. During that period, Sir Ian Prosser, Tim Clarke, Richard North, Roger Carr, Bryan K. Sanderson, Robert C. Larson and Sir Howard Stringer will be the directors of M and B. During that period, Richard Winter will be the company secretary of M and B. Upon completion of the Separation, all the existing directors of M and B will retire from the Board, save for Tim Clarke and Roger Carr. Mike Bramley, Tony Hughes and Karim Naffah will become executive directors and George Fairweather and Sara Weller will become non-executive directors of M and B from completion of the Separation. Richard Winter will be replaced by Bronagh Kennedy as company secretary. M and B is seeking to appoint one additional non-executive director to take office following Separation. Subsequent to completion of the Separation, M and B’s registered office will become 27 Fleet Street, Birmingham B3 1JP, England.

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ADVISORS

Financial Advisor	Schroder Salomon Smith Barney Citigroup Centre Canada Square Canary Wharf London E14 5LB

Joint Brokers	Cazenove & Co. Ltd 12 Tokenhouse Yard London EC2R 7AN

Merrill Lynch International 2 King Edward Street London EC1A 1HQ

Legal Advisors to Six Continents Retail Limited and the Company (as to English law)	Linklaters One Silk Street London EC2Y 8HQ

Legal Advisors to Six Continents Retail Limited and the Company (as to English law)	Allen & Overy One New Change London EC4M 9QQ

Legal Advisors to Six Continents Retail Limited and the Company (as to US securities law)	Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN

Independent Auditors	Ernst & Young LLP Becket House 1 Lambeth Palace Road London SE1 7EU

Registrars	Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA

ADS Depositary	The Bank of New York One Wall Street New York, NY 10286

Bankers	Barclays Capital 5 The North Colonnade Canary Wharf London E14 4BB

HSBC Bank plc 8 Canada Square London E14 5HQ

J.P. Morgan plc 125 London Wall London EC2Y 5AJ

Salomon Brothers International Limited Citigroup Centre 33 Canada Square Canary Wharf London E14 5LB

The Royal Bank of Scotland plc 135 Bishopsgate London EC2M 3UR

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AUDITORS

The Combined Financial Statements as at September 30, 2002 and 2001 and for each of the three years ended September 30, 2002, 2001 and 2000 included in this registration statement have been audited by the Group’s independent auditors, Ernst & Young LLP.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

SELECTED COMBINED FINANCIAL INFORMATION

Summary

The selected combined financial information set forth below at September 30, 2002 and 2001 and for the years ended September 30, 2002, 2001 and 2000 is derived from the Combined Financial Statements of the Group, which have been audited by its independent auditors, Ernst & Young LLP, included elsewhere in this registration statement. The selected combined financial information set forth below at September 30, 2000, 1999 and 1998 and for the years ended September 30, 1999 and 1998 is unaudited but has been derived from the audited financial statements of Six Continents PLC and, in the opinion of management, has been prepared on a basis consistent with that for subsequent years. The selected combined financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Combined Financial Statements and Notes thereto included elsewhere in this registration statement.

Significant changes will be made to M and B’s capital structure as a result of the Separation as described in the Unaudited Condensed Pro Forma Combined Financial Information included elsewhere in this registration statement. The selected combined financial information below reflects the capital structure in place prior to the Separation, which was appropriate historically to Six Continents, and the capital position, interest charges and tax liabilities may not reflect M and B’s capital position, interest charges and tax liabilities had M and B been an independently financed and managed group during such periods, or for any future period.

The Combined Financial Statements have been prepared in accordance with UK GAAP which differ in certain respects from US GAAP. A description of the significant differences and reconciliations of net income for the years ended September 30, 2002, 2001 and 2000 and invested capital at September 30, 2002 and 2001 are set forth in Note 32 of Notes to the Financial Statements.

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Combined Profit and Loss Account
		Year ended September 30 (i)

		2002 (ii) (iii)		2002 (iii)		2001 (iii)		2000 (iii)		1999		1998

		$		£		£		£		£		£
		(In millions, except per ordinary share and ADS amounts)
	Amounts in accordance with UK GAAP
	Turnover:
Continuing operations	– Pubs & Bars	1,360		866		832		818		672		655
	– Restaurants	956		609		564		520		412		380
	– Inns and other	—		—		161		336		344		333

		2,316		1,475		1,557		1,674		1,428		1,368
	– SCPD	9		6		5		9		7		10
	Discontinued operations (iv)	—		—		—		79		75		115

		2,325		1,481		1,562		1,762		1,510		1,493

	Total operating profit:
Continuing operations	– Pubs & Bars	298		190		187		186		161		137
	– Restaurants	154		98		87		85		58		54
	– Inns and other	—		—		31		75		79		78

		452		288		305		346		298		269
	– SCPD	2		1		1		2		1		1
	Discontinued operations (iv)	—		—		—		18		7		16

		454		289		306		366		306		286

	Non-operating exceptional items:
	Continuing operations	(3)		(2)		(36)		—		—		(32)
	Discontinued operations (iv)	—		—		—		33		(1)		77

		(3)		(2)		(36)		33		(1)		45

	Profit on ordinary activities before interest	451		287		270		399		305		331
	Interest receivable	3		2		6		3		2		13
	Interest payable and similar charges	(71)		(45)		(64)		(86)		(79)		(123)

	Profit on ordinary activities before taxation	383		244		212		316		228		221
	Taxation	(126)		(80)		(82)		(111)		(46)		(34)

	Profit for the financial year	257		164		130		205		182		187

	Per ordinary share: (v)
	Basic	35.0	¢	22.3	p	17.7	p	27.9	p	24.8	p	25.5	p
	Adjusted: (vi)	35.0	¢	22.3	p	23.6	p	23.4	p	24.9	p	19.4	p
	Diluted	35.0	¢	22.3	p	17.7	p	27.9	p	24.8	p	25.5	p

	Amounts in accordance with US GAAP
	Income from continuing operations	279		178		495		184		205		121
	Discontinued operations: (iv)
	Profit/(loss) from operations	—		—		—		11		4		(1)
	Surplus on disposal	—		—		—		33		—		437

	Net income	279		178		495		228		209		557

	Per ordinary share and American Depositary Share (v)(vii)
	Basic – Continuing operations	38.0	¢	24.2	p	67.4	p	25.1	p	27.9	p	16.5	p
	– Discontinued operations (iv)	—		—		—		6.0	p	0.5	p	59.4	p

		38.0	¢	24.2	p	67.4	p	31.1	p	28.4	p	75.9	p

	Diluted – Continuing operations	38.0	¢	24.2	p	67.4	p	25.1	p	27.9	p	16.5	p
	– Discontinued operations	—		—		—		6.0	p	0.5	p	59.4	p

		38.0	¢	24.2	p	67.4	p	31.1	p	28.4	p	75.9	p

Footnotes on following page.

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Combined Balance Sheet Data
	September 30 (i)

	2002 (ii)(iii)	2002 (iii)	2001 (iii)	2000 (iii)	1999	1998

	$	£	£	£	£	£
	(In millions)
Amounts in accordance with UK GAAP
Intangible assets	17	11	11	11	13	—
Tangible assets	5,536	3,526	3,381	3,815	2,742	2,339
Investments	—	—	—	1	16	15
Current assets	228	145	157	168	141	117
Total assets	5,781	3,682	3,549	3,995	2,912	2,471

Amounts due to Six Continents Group companies	(1,304)	(831)	(825)	(1,197)	(1,267)	(1,332)
Other current liabilities	(344)	(219)	(250)	(276)	(240)	(217)
Non-current liabilities	(305)	(194)	(173)	(151)	(104)	(119)
Invested capital	(3,828)	(2,438)	(2,301)	(2,371)	(1,301)	(803)

Amounts in accordance with US GAAP
Intangible assets	85	54	55	56	59	47
Tangible assets	4,027	2,565	2,414	2,551	1,467	1,348
Investments	—	—	—	1	16	15
Current assets	228	145	157	168	141	117
Total assets	4,340	2,764	2,626	2,776	1,683	1,527

Current liabilities	(1,649)	(1,050)	(1,075)	(1,473)	(1,507)	(1,549)
Non-current liabilities	(218)	(139)	(127)	(173)	(148)	(159)
Invested capital	(2,473)	(1,575)	(1,424)	(1,130)	(28)	(181)

(i)	The results for fiscal 1999 include 53 weeks’ trading; all other fiscal years include 52 weeks’ trading.

(ii)	US dollar amounts have been translated at the noon buying rate on September 30, 2002 of £1.00 = $1.57 solely for convenience.

(iii)
Amounts for 2002, 2001 and 2000 include the results of operations and assets and liabilities relating to 550 pubs formerly owned by Allied Domecq Retailing Limited, acquired in October 1999. See Note 24 of Notes to the Financial Statements.

(iv)
Under UK GAAP, discontinued operations comprise the results of operations of Lastbrew Limited, which were part of the disposal of Bass Brewers by Six Continents, and of the leased pub business sold in 1998. For the purposes of US GAAP, discontinued operations comprise only the results of operations of Lastbrew Limited.

(v)
Basic and adjusted per ordinary share amounts for each year presented are based on 734 million shares, being the estimated number of M and B ordinary shares to be outstanding on Separation, assuming that the M and B Share Consolidation has been effected and no options are exercised under the Six Continents share schemes prior to the completion of the Separation. Diluted per ordinary share amounts take account of the number of options estimated to be outstanding on Separation. The resulting number of shares is 734 million.

(vi)	Adjusted earnings per share are disclosed in order to show performance undistorted by abnormal items and, in respect of Financial Reporting Standard 15, the impact of adopting this Standard.

(vii)	Each American Depositary Share represents one ordinary share.

Dividends

M and B intends to recommend a final 2003 dividend of 5.65p and to pay a 2004 interim dividend of 2.85p, making the 8.5p per ordinary share announced on October 1, 2002. M and B intends to recommend a 2004 final dividend of 6.65p, an increase of 18% over the 2003 final (which would equal a total dividend of 9.5p in respect

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of the Company’s first full financial year to September 2004). Thereafter, M and B intends to adopt a progressive dividend policy to deliver real growth in dividends from the level established in 2004. This would be enabled through a combination of the M and B Group’s lower capital expenditure requirement (as the conversion of the former Allied Domecq estate comes to an end), the beneficial impact of actions taken on overhead costs and increases in retail staff productivity, and an increased level of value-enhancing individual site disposals.

Cash dividend payments by the Company will be made in pounds sterling and exchange rate fluctuations will affect the US dollar amount received by holders of ADRs on conversion of such dividends. Moreover, fluctuations in the exchange rates between pounds sterling and the US dollar will affect the dollar equivalent of the pounds sterling price of the ordinary shares on the London Stock Exchange and, as a result, are likely to affect the market price of the ADSs which are represented by ADRs in the United States.

Exchange Rates

The following tables show, for the periods and dates indicated, certain information regarding the exchange rate for pounds sterling, based on the noon buying rate for pounds sterling expressed in US dollars per £1.00. The exchange rate on March 19, 2003 was £1.00 = US$1.56.

Month		Month’s highest exchange rate		Month’s lowest exchange rate
March 2003 (through March 19, 2003)		1.61		1.56
February 2003		1.65		1.57
January 2003		1.65		1.60
December 2002		1.61		1.55
November 2002		1.59		1.54
October 2002		1.57		1.54
September 2002		1.57		1.53

Year ended September 30	Period end	Average rate (1)	High	Low
1998	1.70	1.66	1.71	1.61
1999	1.65	1.63	1.72	1.55
2000	1.48	1.55	1.68	1.40
2001	1.47	1.44	1.50	1.37
2002	1.57	1.48	1.58	1.41

(1)	The average of the noon buying rates on the last day of each full month during the period.

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CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the Company’s actual and pro forma capitalization and indebtedness as of September 30, 2002. The pro forma amounts reflect the anticipated capitalization and indebtedness of the Company on Separation. There has been no material change to the actual capitalization and indebtedness since September 30, 2002. This table should be read in conjunction with the Combined Financial Statements of the Group and the Unaudited Condensed Pro Forma Combined Financial Information appearing elsewhere in this registration statement and with “Item 5. Operating and Financial Review and Prospects”.

	As at September 30, 2002

	Actual	Pro forma(i)

	(£ million)
Amounts owed to Six Continents Group companies falling due within one year	831	—
Short-term borrowings: Bank loans and other borrowings (secured : actual £2 million; pro forma to £2 million)	3	387

	834	387

Long-term borrowings:
Bank loans and other borrowings	1	1,001
Invested capital	2,438	—

Shareholders’ funds
Share capital	—	37
Revaluation reserve	—	342
Other reserves(ii)	—	983
Merger reserve(ii)	—	65
Profit and loss account(ii)	—	458

Total shareholders’ funds	—	1,885

Total capitalization(iii)	3,273	3,273

(i)	Details of the assumptions underlying the pro forma capitalization and indebtedness are set out in the Unaudited Condensed Pro Forma Combined Financial Information.

The structure of the Separation is such that it is not possible to determine the nominal value of M and B shares until just before Separation. The total nominal value of ordinary shares in M and B is to be calculated by reference to a formula so that M and B has sufficient share capital in order to effect the Separation by way of a reduction of share capital and to ensure that the capital reduction is at least equal to the market value (after the M and B Group Transfer) of all shares of Six Continents held by M and B. In order to give pro forma effect to the Separation and illustrate the estimated analysis of shareholders’ funds, the amounts for share capital, other reserves and profit and loss reserve, these have been calculated by reference to this formula and certain assumptions. The key assumptions for illustrative purposes are based on the following amounts as of March 19, 2003:

•	the market price of Six Continents ordinary shares was 607p per share;

•	book value of investment by Six Continents in M and B was £1,720 million;

•	estimated market capitalization of InterContinental Group was £3,000 million;

•	amount of capital reduction in excess of market capitalization of InterContinental Group was £983 million;

•	amount to be drawn under M and B new facilities was £1,385 million; and

•	amount of inter-company indebtedness to be capitalized was £228 million.

The actual nominal value will be calculated by reference to the information at the time of Separation.

(ii)	These amounts are estimates, the actual values will depend on the estimated market value at the time of Separation.

(iii)	Total capitalization under US GAAP would be: actual £2,410 million; pro forma £2,410 million.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

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RISK FACTORS

This section describes some of the risks that could materially affect the Group’s businesses. The risks below are not the only ones that the Group faces – some risks are not yet known to the Group and some that the Group does not currently believe to be material could later turn out to be material. All of these risks could materially affect the Group, its turnover, operating profit, earnings, net assets and liquidity and capital resources.

General Risks

The Group is exposed to the risks of economic recession

The Group is exposed to the risks of a recession in the United Kingdom and to a lesser extent in Germany. A recession in either market could result in lower consumer expenditure and therefore lower revenues and reduced net income, particularly in the Group’s restaurant business. The Group’s Alex sites in Germany have already experienced lower revenues as a result of the current economic climate in Germany. The Group’s sites in London have experienced lower revenues as a result of economic downturn, from decreased activity in the financial markets and from reduced tourist visits as a result of the terrorist attacks on September 11, 2001 and the conflict in the Middle East.

Changes to regulation may affect the cost base of the Group

Both in the United Kingdom and in Germany, the Group’s operations are subject to regulation, and changes in regulation could adversely affect results of operations, including through higher costs. More restrictive regulations could also lead to increasing prices to consumers, which in turn may adversely affect demand and therefore revenues and profitability. See “Item 4. Information on the Company – Regulatory Environment” for additional information on the regulation to which the Group is subject. In particular, some examples of the regulatory changes which could affect the Group’s cost base include:

•
additional EU or UK employment legislation (in particular, the level of the national minimum wage which is under annual review by the UK Low Pay Commission (which has just recommended an increase to £4.50 per hour which will come into effect from 1 October 2003, followed by an increase to £4.85 per hour from October 2004) and which the Trades Union Congress in the United Kingdom is seeking to raise to between £5.00 and £5.30 in 2004, and the maximum number of hours an employee may be permitted to work and the extent to which they may voluntarily opt-out) which could further increase labor costs;

•	competition law, consumer protection and environmental law changes which could adversely affect the Group’s operations; and

•	implementation of the Disability Discrimination Act 1998, which will require changes to certain of the Group’s sites.

The Group’s sites must compete with other pubs and restaurants and consumption at home

The Group’s pubs and restaurants compete for consumers with a wide variety of other branded and non-branded pubs and restaurants as well as off-licenses, supermarkets and takeaways, some of which may offer higher amenity levels or lower prices and be backed by greater financial and operational resources. The Group’s pubs and restaurants may not be successful in competing against any or all of these alternatives and a sustained loss of customers and/or skilled employees to other pubs or leisure activities or increased consumption at home could have a material adverse effect on the Group’s business operations and prospects.

The Group’s activities are affected by a number of fiscal-related matters

The Group’s activities are affected by a number of fiscal-related matters. These matters include duty on alcoholic beverages, value added tax, other business taxes and the availability of duty harmonization to travelers between EU countries. Changes in legislation which affect all or any of these matters may adversely affect the financial performance of the Group.

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The Group is exposed to funding risks in relation to the defined benefits under its pension schemes

The Group is obliged by law to maintain a minimum funding level in relation to its ongoing obligation to provide current and future pensions for the members of its schemes who are entitled to defined benefits. In addition to this, if any scheme of the Group is wound up, the Group could become statutorily liable to make an immediate payment to the trustees to bring the funding of these defined benefits to a level which is higher than this minimum. Also, the trustees of the Group’s schemes have wide discretion under the scheme rules to decide the contributions payable by the Group, and these must be set with a view to making prudent provision for the benefits accruing under the schemes of the Group.

Some of the issues which could adversely affect the funding of these defined benefits (and materially affect the Group’s funding obligations) are:

•	poor investment performance of pension fund investments;

•	long life expectancy (which will make pensions payable for longer and therefore more expensive to provide, whether paid directly from the schemes or secured by the purchase of annuities);

•	adverse annuity rates (which tend in particular to depend on prevailing interest rates and life expectancy) as these will make it more expensive to secure pensions with an insurance company;

•	clarification of the law that might require guaranteed minimum pensions relating to service prior to April 6, 1997 to be equalized as between men and women; and

•	other events occurring which make past service benefits more expensive than predicted in the actuarial assumptions by reference to which the Group’s past contributions were assessed.

An additional uncertainty is that changes to the statutory requirement regarding funding are expected, and these could in some cases prove to be more onerous for employers than those described above. It should be noted (particularly in view of disappointing stock market performance since the beginning of 2003) that the schemes’ funding positions may well prove to be weaker now than as at December 31, 2002, and further adverse changes are possible in the future. The financial impact for the Group of a poor pensions funding position will be worsened by the fact that the schemes are to retain all past service liabilities of Six Continents not transferred to the InterContinental PLC schemes (rather than merely retaining only those liabilities which arise from past service with companies in the M and B Group).

As with many other pension schemes throughout the United Kingdom, there is the possibility of future claims being brought against the Group alleging unlawful indirect sex discrimination contrary to Article 141 of the European Treaty, on the grounds of a scheme’s former exclusion of part-time employees. Any further such claim would have to be brought within six months of leaving employment. The chances of success for such claims are uncertain owing to issues of law that are presently unresolved.

The Group is reliant on the reputation of its brands

Failure to protect the Group’s brands or an event which materially damaged the reputation of one or more of the Group’s brands and/or failure to sustain their appeal to its customers could have an adverse impact on subsequent revenues from that brand or to the Group’s brands as a whole.

Certain changes in regulation may affect the Group’s revenue

Some examples of regulatory changes which could affect the Group’s revenue base include:

•	Licensing reform

Licensing reform which would result in additional expense and process delays or require re-licensing of existing license holders or permit objections to a new site after planning consent has been granted, and any delays and failures to obtain required licenses or permits could negatively affect the Group’s operations and in particular its ability to obtain licenses for new sites in residential areas.

•	Changes to drink-driving and smoking laws

The UK Government has carried out consultation exercises concerning the legal blood alcohol limit for drivers and smoking in public places to decide whether to introduce regulations controlling smoking in public, including in pubs and restaurants. If the UK Government introduces regulations which further

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discourage customers from driving to pubs or discourage smokers from frequenting pubs and restaurants, the Group’s pubs and restaurants could suffer a reduction in turnover which could have a negative effect on its business.

•	Changes to gaming legislation

Changes to the gaming legislation are under consideration by the UK Government, including the operation of amusement machines with prizes (or fruit machines) (“AWPs”) in pubs. The main areas of the current legislation that would change is that play by those under 18 years old would be illegal (although Retail already complies with a voluntary code to this effect) and the control of numbers of AWPs would pass from licensing magistrates to local authorities. The other areas of change relate to categories of machines permitted in casinos, licensed betting offices, bingo, amusement arcades, family entertainment centers and motorway service stations which may increase the competitive threat to the Group in respect of gaming. These new gaming laws could impede the Group’s ability to increase income from AWPs.

The Group may be adversely affected by changes in supplier dynamics and interruptions in supply or by circumstances adversely affecting business continuity

In recent years, there has been a consolidation in the brewing and distribution industry in the United Kingdom. This consolidation could have the effect of exposing the Group to reliance on a limited number of suppliers, and those suppliers may be able to exert pressures on the Group that could have the effect of raising the prices paid by the Group for goods bought or delivered, reducing margins and adversely affecting results of operations.

The Group has entered into agreements with all of its key suppliers. Termination of these agreements, variation of their terms or the failure of a party to comply with its obligations under these agreements could have a material adverse effect on the operations and financial performance of the Group.

The interruption or contamination of the supply of food and drink to the Group’s sites or loss of a key office or part of the Group’s IT infrastructure may affect the Group’s ability to trade.

Weather may adversely affect the Group’s business

Attendance levels at the Group’s pubs and restaurants may also be adversely affected by persistent rain or other inclement weather, especially during the summer months or over the Christmas period (which are peak trading times). This could have a negative effect on turnover generated by the Group’s pubs and restaurants and, in turn, could have a negative effect on the results of the Group’s operations.

The pub industry is subject to varying consumer perceptions and public attitudes

In the United Kingdom, consumption of alcoholic beverages has become the subject of considerable social and political attention in recent years due to increasing public concern over alcohol-related social problems including drink driving, underage drinking and adverse health consequences associated with the misuse of alcohol, including alcoholism. For example, from 1995 to 2000, sales of all beer (by volume) in the United Kingdom decreased by 3.6%. Changes in consumer tastes in both food and drink and demographic trends over time may affect the appeal of the Group’s pubs and restaurants to consumers. The Group’s success will depend in part on its ability to anticipate, identify and respond to these changing conditions in the context of the life-cycle economics of the leisure industry.

Complaints or litigation from pub customers, employees and third parties may adversely affect the Group

The Group, or the licensed retailing industry, could be the subject of complaints or litigation from individuals or groups of pub customers and/or employees and/or class actions alleging illness or injury (such as passive smoking or alcohol abuse) or raising other food quality, health or operational concerns, and from other third parties in nuisance and negligence. It may also incur additional liabilities as a freehold property owner (including environmental liability). These claims may also divert the Group’s financial and management resources from more beneficial uses. If the Group were to be found liable in respect of any complaint or litigation,

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this could adversely affect the Group’s results of operations, and also adversely affect the reputation of the Group or its brands.

The Group is exposed to fluctuations in the property market

Around 16% of the Group’s property is short leasehold which is subject to periodic rent reviews and renegotiation of rents when leases are renewed. The property market may develop so that rentals may increase such that they affect the economic viability of one or more of such properties. Equally, a downturn in the UK property market may lead to a reduction in the Group’s freehold property values over time.

Lack of acquisition opportunities for the Group

As there is a finite number of existing or potential sites in good locations, the Group’s strategy of acquiring suitable sites for development of new pubs and restaurants, particularly in residential areas, may be negatively impacted.

Debt, Liquidity and Revenue Risks

The Group’s indebtedness could adversely affect its financial health

The Group has a significant amount of debt and may incur additional debt from time to time. The Group’s indebtedness could:

•
require the Group to dedicate much of its cash flow from operations to payments on indebtedness, and so reduce the availability of cash flow to fund its working capital, capital expenditures, product and service development and other general corporate purposes;

•	limit the Group’s ability to obtain additional financing to fund future working capital, capital expenditures, product and service development and other general corporate purposes;

•	increase the Group’s vulnerability to adverse economic and industry conditions; or

•	limit the Group’s flexibility in planning for, or reacting to, changes in its business and industry as well as the economy generally.

Also, since the Group’s debt upon Separation will accrue interest at rates that fluctuate with prevailing interest rates, any increases in prevailing interest rates may increase the Group’s interest payment obligations. The Group may enter into hedging transactions in order to manage its floating interest-rate exposure.

The Group is exposed to refinancing risk in relation to its credit facilities

The Group has put in place borrowing facilities to meet its expected capital resource requirements, an element of which will require refinancing within the next 24 months. If the Group’s operating and financial covenants in these facilities are not met, the Group may lose its ability to utilize its existing facilities or to borrow money in the future or to do so on terms it considers to be favorable. Conditions in the capital markets also will affect the Group’s ability to borrow funds or to raise equity financing, as well as the terms it may obtain. All of these factors could make it difficult or impossible for the Group otherwise to raise capital needed to pursue its growth strategies. The Company cannot assure investors that the Group will be able to arrange any additional financing or refinancing needed to fund its capital resource requirements on acceptable terms, or at all. As the Group’s levels of debt increase, its business may not be able to generate sufficient cash flow to service its debt and/or continue its investment program.

The Group has a high proportion of fixed overheads and variable revenues

A high proportion of the Group’s operating overheads and certain other costs remain constant even if its revenues drop. The expenses of owning and operating a managed pub or pub-restaurant are not significantly reduced when circumstances such as market and economic factors and competition cause a reduction in revenues. Owners of leased and tenanted estates generally have a lower risk to revenue exposure compared with the Group because the tenant is obliged to pay the negotiated rent. In addition, owners of leased and tenanted estates typically have lower fixed costs at operating level and at a head office level than the Group.

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Accordingly, a significant decline in the Group’s revenues would have a disproportionately adverse effect on its cash flow and ability to make interest and principal payments on its debt.

The Group may face increased costs in insuring its businesses

The Group intends to be covered under Six Continents’ existing policies until September 30, 2003. This insurance has historically been maintained at levels determined by Six Continents to be appropriate in light of the cost of cover and the risk profiles of all of its businesses. From October 2003, the Group will need to put its own insurance arrangements in place. Following the effects of the September 11, 2001 terrorist attacks on the World Trade Center in New York, companies generally are facing increased premiums for reduced cover as the insurance market hardens. Generally, the Group will have to pay higher premiums or in some cases take out less, or a lower quality of, cover. This could adversely affect the Group by increasing costs or increasing its exposure to certain risks.

Market Risks

Sales of a substantial number of M and B shares or ADSs after the Separation, or the prospect of such sales, could materially and adversely affect the price of these securities

As a result of the Separation, there may be substantial trading activity in M and B shares and ADSs in the public markets. This may occur because, for example, shareholders who receive the Group’s securities as a result of the Separation do not wish to hold securities in the Company or may not be able to hold the securities as a result of their own portfolio requirements and preferences, such as those relating to indexed membership or geographic or industry exposures. A high level of trading activity may lead to volatility in the price of the Company’s securities, and significant selling pressure may adversely affect the price of the Company’s securities. Declines in the market price of M and B shares or ADSs may impair the Group’s ability to raise capital through an offering of securities in the future.

Risks for US Shareholders

The price of the Company’s ADSs and the US dollar value of any dividends will be affected by fluctuations in the US dollar/UK pound sterling exchange rate

Fluctuations in the exchange rates between the US dollar and the UK pound sterling will affect the US dollar conversion by the Depositary of any cash dividends paid in pounds sterling on the ordinary shares represented by the ADSs, and the US dollar equivalent of the pound sterling price of the ordinary shares on the London Stock Exchange, which may consequently affect the market price of the ADSs. These fluctuations would also affect the US dollar value of the proceeds a holder of an ADR would receive upon the sale in the United Kingdom of any of the Group’s equity shares withdrawn from the Depositary.

Shareholders and ADR holders may not be able to effect service of process in the United States upon the Group and certain individuals or enforce United States court judgments against the Group or some of the Group’s directors and officers

The Group is organized under the laws of England and Wales and all of its directors and executive officers are resident outside the United States. Additionally, substantially all of the Group’s assets and assets of its directors and executive officers are located outside the United States and it has no place of business in the United States. As a result, shareholders may not be able to effect service of process in the United States against the Group or the Group’s directors or executive officers or enforce the judgment of a US court against the Group’s directors or executive officers in any action, including those predicated upon civil liability provisions of the federal securities law of the United States, either inside or outside the United States, notwithstanding that The Bank of New York will be authorized to accept service from ADR holders on the Group’s behalf. Further, it may not be possible for shareholders to bring original actions based upon US federal securities laws in the courts of England and Wales, and there may be doubt as to the enforceability against the Group, its directors or its executive officers in the United Kingdom, whether in original actions or in actions for the enforcement of judgments of US courts, of civil liabilities predicated solely upon the laws of the United States, including federal securities laws.

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ITEM 4. INFORMATION ON THE COMPANY

SUMMARY

M and B Business

The Group is the United Kingdom’s leading operator of managed pubs, bars and restaurants (in terms of sales and number of sites), with a particular focus on high-take sites. The Group’s high quality, predominantly freehold estate comprises over 2,000 sites spread throughout the United Kingdom and over 40 sites in Germany. As at September 30, 2002, the Group had tangible fixed assets with a net book value of approximately £3.5 billion, including £0.7 billion of revaluation.

Mitchells & Butlers PLC is a public limited company. It was incorporated in Great Britain on October 2, 2002 and is registered in, and operates under, the laws of England and Wales. Operations undertaken in countries other than England and Wales are under the laws of those countries in which they reside. M and B’s headquarters are in the United Kingdom and its registered address following the Separation will be:

          27 Fleet Street
          Birmingham
          B3 1JP
          England
          Tel: + 44(0) 870 609 3000
          Internet address: www.mbplc.com

The Group has a wide brand portfolio, with a number of segment-leading and well established brands providing targeted offers for a variety of consumer groups, locations and occasions.

The following chart depicts how the Group’s UK brands are targeted by location or by primary occasion (drinks or food), together with the number of sites at September 30, 2002 for each:

	Drinks-led	Food-led

Residential	Ember Inns (137) Sizzling Pub Co. (96) Scream (90) Arena (53) Unbranded (466)	Vintage Inns (196) Harvester (150) Toby Carvery (70) Innkeeper’s Fayre (24) Unbranded (97)

City Center	O’Neill’s (91) Goose (44) Edward’s (40) Flares (22) Unbranded (353)	All Bar One (53) Browns (15) Unbranded (0)

The Group’s accommodation brands (Express by Holiday Inn and Innkeeper’s Lodge), the ten pin bowling operation (Hollywood Bowl) and the branded bar and brasserie chain in Germany (Alex) are not shown in the chart above.

Within each quadrant, the relevant brands target different consumer groups or occasions. For example, within residential, drinks-led sites, Ember Inns is for the quiet drink occasion; Sizzling Pub Co. is focused on local drinking with ‘value for money’ pub food; Scream is aimed at students; and Arena targets sports and entertainment occasions. In total, over 1,100 of the Group’s sites are branded, of which over 800 are in residential areas.

In addition, the Group has a large estate of over 900 unbranded pubs and restaurants including those forming the conversion pipeline to the Group’s brands and formats.

The Group generated operating profits of £288 million (excluding £1 million of operating profit generated by SCPD) on revenues of £1.475 billion (excluding £6 million of revenues of SCPD) in 2002, delivering a post-tax cash return on cash capital employed of over 10%.

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The Senior Management Team has built and developed the Group’s business by:

•	re-aligning its property portfolio through carefully chosen disposals and targeted acquisitions;

•
developing, rolling out and sustaining high quality and distinctive brands (such as Vintage Inns, Toby Carvery, All Bar One, O’Neill’s and Ember Inns) which cater to modern eating and drinking trends and which have broad demographic appeal, targeting the wider audience that now frequents pubs and restaurants;

•	acquiring selected brands to complement the Group’s existing portfolio (Harvester, Browns and Alex) and rolling them out;

•
developing its expertise and infrastructure in purchasing and logistics management, particularly focusing on realizing economies of scale across all categories of the supply chain (especially food) to obtain better quality products on better terms; and

•	introducing reward packages for its licensed house managers to encourage their participation in growing the profits of the business.

The growth in the Group’s turnover and profits stems primarily from brand roll-out to new sites and from sales and profits uplifts on conversion of existing sites to brands and formats. Thereafter, site sales tend to be broadly flat (or marginally declining), with pubs and bars tending to show slight declines after year one and restaurants and accommodation showing slight growth after year one. Longer-term profit growth is also driven by scale efficiencies, through, for example, increasing staff productivity, supply chain gains and reducing central costs.

History

Prior to 1989, the involvement of Six Continents (then known as Bass) in pubs was as a vertically integrated brewing and retailing company with regional operations covering both brewing and pubs. In 1989, Six Continents was reorganized and, in the process, created a drinks-led retail business with a managed and leased estate of over 7,000 sites. As a result of the Beer Orders, which restricted the number of pubs which brewers could tie to their products, Six Continents disposed of over 2,700 pubs and bars by November 1, 1992.

In the ten years since then, the Group has undergone a major transformation in its operations, with a number of significant acquisitions and disposals during this period and focused investment to reposition its estate in terms of geography, sales mix and branding.

In realigning its estate portfolio, Retail retained the strongest sites from its former Bass estate (approximately 1,100 sites from around 7,400). In 1995, Retail acquired the Harvester chain from Forte plc. In 1997, Retail acquired the Browns chain of seven restaurants. Following the disposal of most of the Six Continents Group’s entertainment businesses in 1997 and 1998, Hollywood Bowl was transferred to Retail. In 1998, Retail largely disposed of its leased pub business and acquired the Alex brand in Germany.

Retail also increased the size of its estate by acquiring 550 high-potential former Allied Domecq sites, out of approximately 3,500 sites, from Punch (ADR Joint Venture Company) Limited in 1999. In addition, during this ten year period, Retail acquired over 400 carefully selected new sites and new builds. In 2001, Retail sold to Nomura International PLC (“Nomura”) an estate consisting of 988 smaller unbranded pubs with limited growth potential as managed pubs.

Over the ten year period up to September 30, 2002, the Group has realized cash proceeds of £1.6 billion through disposals and has achieved a profit of £158 million on disposals against book value.

Further details of the activities of the Group, including geographic and brand segmentation, are set out below.

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UK Market Overview

UK Industry Background

The Group operates primarily in the UK pub sector, which is itself part of the wider drinking out and eating out market, which also includes restaurants, social clubs, nightclubs and fast food outlets. Going to pubs, clubs and bars continues to be one of the most popular leisure activities in the United Kingdom, with over 80% of adults participating, with an average of three visits per month. The Company estimates that in calendar year 2002, the annual sales of the UK pub sector were of the order of £18 billion, including VAT, and that the Group represented around 9% of this sector in terms of sales with only 3% by number of sites.

The UK pub sector consists of some 60,000 pubs in total, which can be broadly categorized into three distinct business models: managed pubs (around 20% of sites), leased/tenanted pubs (around 50% of sites) and individual, independently owned pubs (around 30% of sites).

99% of the Group’s sites are managed. Managed pubs are generally owned by a pub company, such as the Group, or brewer and operated by a salaried manager and staff employed by the owning company, which prescribes the entire product range and detail of service style. They tend to be larger than leased/tenanted pubs and individual, independently owned pubs and have a higher average weekly take, or AWT, which the Company estimates is around £11,000. The Group’s sites have an AWT of over £14,000, significantly ahead of the typical managed pub AWT.

Leased/tenanted pubs tend to be smaller and are owned by a pub company or brewer but leased to, and therefore operated by, a third party tenant or lessee, who pays rent to the owner, is generally responsible for the maintenance of the pub, and is normally contracted to purchase the majority of drink products (in particular, beer) for resale from the owner. The Company estimates that these pubs have an AWT of around £3,000 to £4,000 and are typically more dependent than managed pubs on the sale of draught beer.

Individual pubs (sometimes known as freehouses) are independently owned and operated by a private individual, who is responsible for the maintenance of the pub and retains any profits after the expenses of running the pub. The owner is free to decide which products to sell.

UK Market Trends

The UK pub sector is influenced by trends for both eating out and drinking out. The value of annual sales in the drinking out sector is currently estimated at £26 billion, including VAT. Expenditure on drinking out has been growing steadily in line with inflation for the last 20 years, at an average rate of 6.0% per annum. The Company estimates that drink sales in pubs account for almost half of the overall drinking out sector, the balance being made up of drink sales in nightclubs, social clubs, hotels and restaurants.

Expenditure on eating out in the United Kingdom has been growing steadily ahead of inflation, at a rate of 9.8% per annum over the past 20 years. The annual sales value of the eating out sector is now estimated at £30 billion, including VAT.

Eating out in pubs has become increasingly popular. Pubs have increased their share of the restaurant sector (in terms of food sales) by approximately three percentage points in the past five years. In 2001, total food sales by pubs accounted for approximately £5 billion and Mintel Pub Catering estimates that total food sales by pubs will grow to around £7 billion by 2006.

Historical market trends suggest that drinking out is less responsive to changes in the overall economy than eating out, being more resilient in economic downturns than the eating out market, but with eating out showing greater growth during periods of high economic growth. However, the Company believes that during economic downturns, lower priced restaurants (including the Group’s pub-restaurants, where average food expenditure per head is under £8) tend to be more resilient than higher priced restaurants, as customers trade down.

Key Drivers

The Company expects that over the long term the drinking out and eating out market as a whole will continue to develop in line with past trends, although it is clearly not immune to shorter-term economic

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conditions. There are a number of key market drivers shaping the future of the UK drinking out and eating out market:

•	economic climate – overall economic growth or decline and, in particular, overall changes in the level of consumer expenditure;

•
changes in demographics – for example, over the next five years, the number of 18–24 year olds (who are a key consumer group for the drinking out market) is forecast to grow by 8% and the number of persons aged 45 and above (who are a key consumer group for the pub-restaurant market) is forecast to grow by 6%;

•
broadened consumer appeal – an increase in the number of people visiting pubs from a wider selection of social and demographic groups (including women, families and older people) mitigating against a decrease in the frequency of visits by traditional blue collar male pub users;

•
growth in food sales in pubs – in 2001, food sales were estimated to account for approximately 25% of industry sales, approximately double the level of 15 years earlier; this is partly due to consumers’ increasing propensity to eat out, a preference for informal dining and an improvement in the breadth and quality of the pub food offering;

•
product trends – sales of alcohol in pubs are rising (broadly in line with inflation) and there are continued shifts in demand in the beverages sector, with declining sales of draught beer in pubs being offset by sales growth in wine, premium packaged spirits, bottled lagers and soft drinks;

•
branding – the growth in branded and formatted sites aiming to provide consistency of standards and customer service, with a view to attracting new customers, driving customer loyalty and increasing frequency of visits;

•
competition – the increased number of sites and higher levels of investment on the high street (main street) over the last six to seven years has led to supply outgrowing demand. This, together with the increased price sensitivity of consumers, as well as the rising levels of home consumption (partly due to the widening gap between the on-trade and off-trade price of alcohol) has resulted in an overall increase in competition;

•
shift in pub ownership – the Company estimates that around 30% of pubs are now owned by financially leveraged companies, compared with 2% in 1997, contributing to a reduction in the overall levels of expansionary and maintenance capital expenditure in the industry; and

•
regulation – the licensing reform proposed by the UK Government in November 2002, which may result in longer opening hours for existing pubs and restrict the granting of new licenses, particularly in residential areas, and changes in employment legislation, including the level of the UK national minimum wage, and in property taxation.

Group Strategy

The Group’s strategy is to capitalize and build on its position as the leader in the managed pub and pub-restaurant sector, to drive returns, cash generation and long-term earnings growth to create value for shareholders.

The Group intends to implement its strategy by:

•	owning and developing licensed properties with high AWT, maintaining high levels of amenity, service and value;

•	evolving its retail brands and formats to gain market share and, as appropriate, creating new consumer offers;

•	delivering high returns on incremental capital invested by developing prime sites into these brands and formats; and

•	generating additional cost, margin and revenue benefits from unit, brand and corporate scale, to consolidate its leading position in the market.

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The Company expects that successful implementation of this operational strategy would enable management to drive longer-term earnings growth and freehold capital appreciation through the ongoing development of the Group’s estate and, by taking advantage of specific value-enhancing disposal opportunities (for instance due to the higher valuations being achieved through unlicensed use), to realize value for the Company’s shareholders through dividends and, where appropriate, returns of capital.

This strategy highlights the importance of M and B Group’s unique, high quality estate in enabling the M and B Group to drive value from its portfolio of both branded and unbranded sites, without over-exposure to any particular segment of the market.

Further detail on the strategy for the Group can be found in this “Item 4. Information on the Company – Segmental Information”.

Owning and developing licensed properties with high AWT

The Group’s development strategy, focused on a carefully selected estate of high-take managed pubs, contrasts with the leased business model, which is more appropriate for large estates of smaller pubs, with high financial leverage.

The combination of high amenity, from initial investment and subsequent maintenance, and an emphasis on service and value drives customer appeal and sales, as shown by the high AWT per site (approximately three times the industry average). Large-take sites benefit from enhanced employee productivity, contributing to strong cash returns.

The Group’s strategy is, where possible, to own the freehold of such sites, particularly in residential areas, to participate not only in the operational returns, but also in the uplift in the property value created through investment and from the underlying appreciation associated with the value of the license. The £0.7 billion revaluation demonstrates the uplift generated in site values in the past (up to the last revaluation in 1999).

Creating and evolving sustainable consumer brands and formats

The Company considers that continued success can be achieved in evolving and developing the Group’s consumer brands and formats in the future through:

•
pro-actively anticipating consumer needs and changing trends to evolve existing brands and to continue to develop new brands and formats in order to maintain and enhance their appeal in light of changes in consumer tastes and groups;

•	driving excellence in operational delivery (such as clean sites, quick service, friendly staff), thereby enhancing the brand’s ‘appeal’ to the end consumer and building brand allegiance; and

•	motivating and empowering employees (for example, through incentive schemes and investing in technical and service training).

Developing prime sites into the Group’s brands and unbranded formats

The Company believes that the Group has significant growth potential from converting an existing pipeline of some 500 sites to its brands and unbranded formats over the next three to four years (at an estimated average cost of £250,000 per site going forward) in order to drive strong sales uplifts and high incremental returns on investment. In addition, the Company intends that the Group will continue to add to its estate through additional new site acquisitions which have high unit sales potential and which meet the Group’s rigorous site and investment criteria.

The Group’s existing plans target the majority (around 80%) of its capital investment over the next three to four years on the residential pub and pub-restaurant segments, where the Company believes that the balance of supply and demand is more attractive than the city/town center. This will be driven through further conversions of existing pubs to brands such as Ember Inns, Vintage Inns, Toby Carvery, Sizzling Pubs Co. and operating formats. The Group’s management is also currently piloting various low-cost brand templates in order to allow

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for roll out to certain sites where the full cost format may not be economically viable, so as to maximize asset productivity and maintain attractive returns.

The Group’s management will continue to evaluate sites very carefully, as certain sites are more appropriate to trade as branded sites; or can better achieve their maximum potential by trading as individual (unbranded) sites, for example, the White Horse in Parsons Green, London and The Horseshoe Bar in Glasgow; or may achieve greater value through alternative use or ownership.

The Group will also continue its program of disciplined maintenance investment on existing sites to sustain and, where appropriate, improve amenity levels in order to enhance customer appeal and preserve the value of the assets.

Generating scale benefits

As the largest managed pub, bar and restaurant operator in the United Kingdom, the Group strives to maximize the benefits from economies of scale. The development of high-take and high return sites drives overall sales growth and provides margin benefit through, in particular:

•
purchasing and supply chain initiatives – the Group is progressively starting to gain access to both the product range and the trading terms of non-tied beer supply, as its minimum purchase obligations reduce year on year ahead of the end of its principal beer supply contract resulting from the sale of Bass Brewers (for further information, please see this “Item 4. Information on the Company – Key Supply Partners” below). The 10% growth in food sales in fiscal 2002 has also led to further significant reductions in central puchasing and delivery costs;

•
enhanced employee productivity (both retail and corporate staff) – the Group’s investment in scheduling systems has enabled management to react rapidly to daily sales trends, and its investment in training has equipped staff to do their job more efficiently. Management expects to build on the 4% increase in staff productivity achieved in fiscal 2002 (against an 11% increase in the UK national minimum wage) by continuing to vary employment costs in response to fluctuations in sales; and

•
central cost efficiencies – the Group’s ongoing program of overhead cost rationalization is expected to produce further annualized savings of £10 million as a result of actions already taken this year to reduce headcount and associated direct and indirect costs, and to rationalize other central expenditure, principally in support functions. By streamlining its processes, the Group has been able to reduce its headcount in support functions outside its sites by over 40% over the last five years.

As a result of the M and B Group’s corporate scale and flexible infrastructure, the Company believes that it is well placed to take advantage of any further industry restructuring and consolidation opportunities which would create shareholder value. However, the focus of the Group’s strategy is on organic development.

For further information on other key industry competitors, please refer to “Item 4. Information on the Company – Retail’s Key Competitors”.

ACQUISITIONS, DISPOSITIONS AND CAPITAL EXPENDITURE

During the past three fiscal years, the Group has:

•
invested net capital expenditure in continuing activities of £227 million, £288 million and £204 million in 2002, 2001 and 2000, respectively. Of this, £55 million in 2002, £102 million in 2001 and £34 million in 2000 has been spent on developing approximately 400 of the former Allied Domecq Retailing Limited managed pubs into the Group’s existing brands and formats;

•	sold an estate of 988 smaller unbranded sites, with limited growth potential as managed pubs, to Nomura in 2001 for £625 million; and

•
acquired 550 former Allied Domecq sites from Punch (ADR Joint Venture Company) Limited in 2000 for a consideration of £179 million in cash (excluding costs) and the issue of 79 million Six Continents shares (equivalent to a total consideration of £945 million).

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The Group’s overall post-tax cash return on cash capital employed on the former Allied Domecq sites is 7.3% (including disruption from closure during conversion and the decline in profits of those sites yet to be developed). While this return is lower than the level anticipated at the time of the acquisition, it is still above the Group’s expected weighted average cost of capital, as estimated by the Company. On those former Allied Domecq sites which have been converted and open for a full year, the post-tax cash return on cash capital employed is 8.6%.

SEGMENTAL INFORMATION

The Group is currently structured into two main business areas:

•	Pubs & Bars Division, focusing on the drink and entertainment-led sites; and

•	Restaurants Division, focusing on the food and accommodation-led sites.

The other Group activity is SCPD, the former property development business of Six Continents.

Geographic Segmentation

Predominantly all of the Group’s turnover and profit arises from operations in the United Kingdom.

Activity Segmentation

The following table shows turnover and operating profit by activity and percentage contribution of each activity for each of the three years ended September 30, 2002, 2001 and 2000.

Year ended September 30				Year ended September 30

2002	2001	2000		2002	2001	2000

%			Turnover by Activity	(£ million) (i)
			Retail
58.5	53.3	48.6	Pubs and Bars	866	832	818
41.1	36.1	30.9	Restaurants	609	564	520
—	10.3	20.0	Inns and other (ii)	—	161	336

99.6	99.7	99.5		1,475	1,557	1,674
0.4	0.3	0.5	SCPD	6	5	9

100.0	100.0	100.0	Total	1,481	1,562	1,683

			Discontinued Operations (iii)	—	—	79

				1,481	1,562	1,762

Year ended September 30				Year ended September 30

2002	2001	2000		2002	2001	2000

%			Operating Profit by Activity	(£ million) (i)
			Retail
65.7	61.1	53.4	Pubs and Bars	190	187	186
33.9	28.4	24.4	Restaurants	98	87	85
—	10.1	21.6	Inns and other (ii)	—	31	75

99.6	99.6	99.4		288	305	346
0.4	0.4	0.6	SCPD	1	1	2

100.0	100.0	100.0	Total	289	306	348

			Discontinued Operations (iii)	—	—	18

				289	306	366

(i)	The results of overseas operations have been translated into sterling at weighted average rates of exchange of £1 = 1.60 (2001 £1 = 1.62, 2000 £1 = 1.62).

(ii)	Relates to turnover and income in respect of the Bede estate of pubs sold to Nomura in 2001.

(iii)	Relates to the business of Lastbrew Limited, which was part of the disposal of the Bass brewing business by Six Continents.

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PUBS AND BARS

Overview and Strategy

The Pubs & Bars Division comprises the Group’s drinking-out and entertainment-led sites. As at September 30, 2002, it had 595 branded sites and 841 unbranded sites and reported sales of £866 million and operating profit of £190 million in fiscal 2002.

The most important brands are Ember Inns, Sizzling Pub Co. and Scream in residential areas, O’Neill’s in city and town center locations and Hollywood Bowl (ten pin bowling in suburban leisure parks). The Pubs and Bars Division also includes the smaller brands of Arena (in residential areas) and Flares, Edward’s and Goose (in city centers). The unbranded sites include unique, individual pubs and pubs operating to a consistent format (for example residential pubs for metropolitan professionals). Most of the remaining unbranded sites, located in residential areas and town centers, form the pipeline for future conversion to brands or operating formats.

The Company believes that the current balance of supply and demand in the residential pub sector is more attractive than city/town centers, and therefore the Group’s investment focus in the next three to four years is planned to be weighted toward conversions to the residential brands and formats (particularly Ember Inns, Sizzling Pub Co. and the metropolitan professional format) and on new site acquisitions for the Hollywood Bowl brand.

In both residential and city center sites, the Company intends that the Group will continue to refresh and evolve its brands and formats so that they can continue to meet consumer needs (for example, by improving the quality of service, food and drink in its pubs and bars, offering a wider range of soft drinks, premium packaged spirits and lagers and by responding to the trend toward later hours drinking).

The table below shows the number of the Group’s pubs and bars at the end of the last three fiscal years:

	As of September 30
Pubs and Bars	2002	2001	2000

Ember Inns	137	110	52
Sizzling Pub Co.	96	23	—
O’Neill’s (i)	91	89	70
Scream	90	85	71
Arena	53	30	23
Goose	44	39	14
Edward’s	40	33	26
Hollywood Bowl	22	21	21
Flares	22	13	—
Other branded	—	—	8

Branded	595	443	285
Unbranded (managed)	819	971	1,084

Total managed sites	1,414	1,414	1,369
Supported Agreements to Trade	8	—	—
Leased sites	14	14	14

Total	1,436	1,428	1,383	(ii)

(i)	Includes one site operating under a franchise agreement in 2002.

(ii)	Excludes 988 sites sold to Nomura, the Group’s Jersey operations sold in July 2001 and other individual site disposals.

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The Group’s Brands

The Group’s key brands in the Pubs & Bars Division are:

Residential

Ember Inns – (Launched: 1999) Ember Inns are local pubs retaining their individual name, presented in a contemporary style and offering high quality drink, food and service. They are normally in prominent locations, with extensive car parks, in residential areas, and target a wide range of adults. The brand was awarded The Publican’s 2002 Retail Brand of the Year Prize for being the best new brand concept and the 2003 Retailers’ Retailer of the Year award for the best newcomer.

Sizzling Pub Co. – (Launched: 2001) Sizzling Pubs are also generally based in residential areas and aim to offer a great local drinking pub serving “value for money” food on hot (sizzling) skillets. Sizzling Pubs target those aged 25 and above and also cater to families.

Scream – (Launched: 1995) Scream is the leading student pub brand in the UK and is located on or near university campuses and lodgings. It offers students significant savings through a student discount card, the Yellow Card. Its target audience is students, typically between 18 and 25 years old. It is continually evolving in terms of promotional activity, décor and product mix to reflect ever-changing student trends.

City/Town Center

O’Neill’s – (Launched: 1994) The Company believes that O’Neill’s is the largest Irish bar brand in the world and aims to offer the lively and fun atmosphere of the “Craic”. It is located in city/town centers and also on suburban high streets. O’Neill’s is targeted toward 18-35 year olds. It offers table service and, in larger sites, entertainment through music rooms. The Group is piloting branded franchises as a means to achieve further growth and enhanced returns on its investment.

Bowling

Hollywood Bowl – (Launched: 1992) Hollywood Bowl offers ten pin bowling, food, drink and amusement games facilities in a family-friendly environment. Hollywood Bowl’s target audience consists of families, young people (aged 14-35), corporate groups and league bowling clubs. Most are located in retail/leisure parks next to multiplex cinemas.

Other brands

In addition to the Group’s key brands set out above, other brands in the Pubs & Bars Division include:

Arena – (Launched: 1999) These pubs are generally located in residential areas and aim to offer an alternative to the ‘big night out’ away from the city center with entertainment such as live bands and large screens for sporting occasions.

Goose – (Launched: 1996) Goose sites are located in city centers and are traditional pubs offering food and drink at extremely competitive prices.

Edward’s – (Launched: 1996) Edward’s are generally spacious bars which aim to cater for lunchtime diners and provide DJ-led entertainment in the evening with a target audience of style conscious 18-25 year olds.

Flares – (Launched: 1997) Flares is a late night dancing and drinking venue with DJs playing 1970s retro music.

Unbranded Pubs and Bars

There are 841 unbranded sites, which trade as:

Operating Formats

There are currently two types of operating formats:

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“Metropolitan Professionals” are individual residential pubs that have been renovated. They are predominantly located in London and target young professionals. They do not display a brand name; however they have some similar characteristics (e.g. in the menu and wine list); and

Nicholsons are central London pubs located in a “character” building. The pub name is retained with some additional Nicholson’s signage. Nicholsons primarily caters for city workers and tourists, offering traditional pub food and drink.

Individual Pubs and Bars

These unbranded pubs include individual “classic pubs” distinct in their own right (i.e. due to architecture, history or being close to a tourist attraction), individual nightclubs, gay pubs and other sites, which are well known locally due to their location or popularity. There are currently no plans to convert these sites, as the Company considers that they can achieve their maximum potential by remaining as unbranded sites. In addition, there are other unbranded pubs and bars which are being evaluated by management and which include sites currently identified for future conversion to the Group’s brands or formats.

Supported Agreements to Trade (“SATs”)

The Group is also piloting a system of SATs, whereby it enters into a support agreement with a third party under which, for an annual fee, the Group provides goods and services (such as IT systems, menu support, telephone helpdesk and the ability to participate in bulk purchasing carried on by the rest of its estate). The Group retains ownership of the property and leases it for commercial rent. Currently there are eight SATs in operation.

Leased Sites

The Group continues to lease to third parties a small number of pubs which it decided to retain on the disposal of its leased estate. These pubs will be converted to managed pubs once the lease expires.

RESTAURANTS
Overview and Strategy

The Restaurants Division comprises the eating-out and accommodation-led sites and includes 440 branded pub-restaurants such as Vintage Inns, Harvester and Toby Carvery, 97 residential unbranded pub-restaurants in residential areas and 68 brasserie restaurants in UK city centers under the brands of All Bar One and Browns. There are 41 sites in Germany, all but one of which are under the Alex brand. Express by Holiday Inn and Innkeeper’s Lodge offer mid-scale/budget accommodation and are generally located adjacent to pub-restaurants. Management and financial reporting are integrated with that pub-restaurant.

In fiscal 2002, the Restaurants Division reported sales of £609 million and operating profit of £98 million.

The Group’s focus of investment in the next two to three years is planned to be weighted toward new site acquisitions in the pub-restaurant market, particularly sites that are suitable for conversion to Vintage Inns and Toby Carvery (together with associated accommodation, where appropriate). The Group has been reviewing a number of smaller Harvester sites for conversion to formats such as Sizzling Pub Co. and Ember Inns, which are less labor intensive, in light of the rise in employment costs driven by the UK national minimum wage. In addition, the Company intends that the Group will continuously evolve its restaurant offers to anticipate changing consumer trends (for example, the growth of informal dining and, as consumers become more discerning, a higher quality and wider variety of food and drink, particularly wine).

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The table below shows the number of the Group’s restaurants at the end of each of the last three fiscal years (i):

	As at September 30

Restaurants	2002		2001	2000

Vintage Inns	196		179	151
Harvester	150		150	130
Toby Carvery	70		64	39
All Bar One	53		54	54
Innkeeper’s Fayre	24		16	16
Express by Holiday Inn	23		18	16
Browns	15		13	11
Other branded	—		—	71
Alex (Germany)	41	(ii)	30	19

Branded	572		524	507
Unbranded	97		115	128

Total	669		639	635

(i)	The table does not include Innkeeper’s Lodge (accommodation) which are located adjacent to pub-restaurant sites (64 sites as at September 30, 2002).

(ii)	Includes one All Bar One in Cologne but does not include six franchised outlets of Alex.

The Group’s Brands

The Group’s major UK restaurant brands are:

Residential

Vintage Inns – (Launched: 1994) These are traditional food-led country pubs serving freshly cooked food and a range of high quality wines at reasonable prices. They display the individual pub name with subtle branding on menus and signage. Vintage Inns are targeted at a wide range of age groups, particularly those over 40.

Harvester – (Established: 1978 – Acquired: 1995) Harvesters are pub-restaurants in suburban roadside locations, principally targeting families. They offer a “country” setting and are well known for Spit Roast Chicken, Smoked Ribs and Salad Cart. The offer is currently being evolved to reflect the changes in consumer demand away from the traditional service style offer to a more informal offer highlighting the freshly prepared food made from seasonal ingredients.

Toby Carvery – (Established: 1973 – Relaunched: 1998) Toby Carvery is the leading brand in the UK carvery sector (in terms of number of sites and sales) and aims to offer a “good value” varied menu of roasts and other traditional dishes. The sites are generally in suburban roadside locations and are aimed at a wide range of age groups and Sunday lunch diners.

City/Town Center

All Bar One – (Launched: 1994) Classic cosmopolitan bars serving food and drink in a clean, bright contemporary environment, positioned in city center locations (primarily in London). Recently, the Group has enhanced the snack and food offers available, introduced table service and extended the range of good quality wines on sale. All Bar One’s target audience consists of metropolitan professionals (especially women). The brand won the Retailer’s Retailer of the Year award for best concept in 1999, and a trial site has also been opened in Cologne, Germany.

Browns – (Established: 1973 – Acquired 1997) The Group acquired the Browns chain of seven restaurants in 1997. Browns restaurants are located in city centers around the United Kingdom and aim to offer casual,

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elegant, brasserie dining all day, often in landmark architectural buildings. The target audience consists of metropolitan professionals and tourists.

Other brands

In addition to the Group’s major UK brands set out above, the Restaurant Division also includes Innkeeper’s Fayre, a family dining pub-restaurant with children’s play dens.

Accommodation

The Group has approximately 100 sites which offer accommodation above or adjacent to the pub-restaurant or pub with over 3,000 rooms and generating £35 million of accommodation revenue in fiscal 2002, as well as driving additional food and beverage trade in the associated pub-restaurant. In 87 of these sites, the accommodation offer is branded as either Express by Holiday Inn or Innkeeper’s Lodge.

Express by Holiday Inn – (First franchise operated: 1996) These are modern, purpose built mid-scale limited service hotels, operated on an arm’s-length franchise agreement with the InterContinental Group. The Group is the major Express by Holiday Inn franchisee in the United Kingdom.

Innkeeper’s Lodge – (Launched: 2001) Innkeeper’s Lodges are typically smaller than Express by Holiday Inn sites and offer informal value rooms above or adjacent to pub-restaurants such as Toby Carvery and Vintage Inns.

Unbranded Pub-Restaurants

There are currently 97 unbranded pub-restaurants, all of which are in residential areas. These include individual pub-restaurants and pipeline sites for conversion to the Group’s brands.

Germany

Retail acquired the Alex business in 1998 (as an initial trial in transferring its branded chain licensed retail expertise to Germany, the market most similar to the United Kingdom in terms of the drinking out sector) and has since expanded it to 40 managed sites. There are also six franchised sites. In addition, there is now one All Bar One site in Cologne. All the operations in Germany are conducted through the Group’s German subsidiary, Six Continents Retail Germany GmbH. Performance and hence returns have been lower than expected, primarily as a result of poor economic conditions in Germany, exacerbated by fixed property costs. The Group will not consider further expansion of Alex or All Bar One in Germany unless and until German economic conditions improve; however, the Company believes that the Group’s business should benefit from any future upturn in Germany.

Alex – (Acquired: 1998) Alex is the leading branded licensed retail chain in Germany (in terms of sales and number of sites). The city center bars and brasseries offer all day menus and drinking. Alex sites are aimed toward shoppers and office workers during the day and 18-35 year olds in the evening.

OTHER ACTIVITIES

Standard Commercial Property Developments Limited

The other Group activity is property development, which as at September 30, 2002 represented 0.4% of the Group’s turnover. In fiscal 2002, SCPD generated operating profit of £1 million on revenues of £6 million.

SCPD develops and sells land and properties in the United Kingdom on a limited scale. It has an existing development stock with a book value of around £20 million, including ex-brewery land, depots and former leisure retail sites. In addition, SCPD aims to pursue attractive opportunities that may arise to redevelop a small number of the Group’s sites.

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ORGANIZATIONAL STRUCTURE

Following Separation, M and B will be the beneficial owner of all of the equity share capital, either itself or through subsidiary undertakings, of the following companies, which will be the principal operating companies of the Company following Separation.

Retail

Six Continents Retail Limited

Six Continents Retail Germany GmbH (incorporated and operates in Germany)

Other activities

Standard Commercial Property Developments Limited

MARKETING

The Group operates a portfolio of brands and formats, each of which has a distinct customer, service offer, product range and price point. The major marketing activities to drive sales therefore focus on:

•	maintaining the relevance of brands and formats through the evolution of the range of drinks, menus, pricing activity, design and service innovation;

•	promoting brands and formats through national and local advertising (for example, Hollywood Bowl by radio), promotions (for example, wine festivals at Ember Inns) and public relations;

•	developing new formats to serve new audiences and demand patterns. The Group applies a rigorous brand management structure to its business, allied to an investment in consumer insight; and

•
developing controlled specific promotional and pricing initiatives targeting the most price-sensitive brands, products and occasions which are expected to result in the Group re-investing around 1% of gross margin in the second half of fiscal 2003.

GEOGRAPHICAL ANALYSIS

The Group is well diversified geographically throughout the United Kingdom and covers England, Wales, Scotland and Northern Ireland.

An approximate breakdown of the Group’s sales (as a percentage of total sales) based on regional sales figures in the financial year 2002 is set out below:

%

Greater London	21
South East	20
West Midlands	16
Yorkshire & Humberside	10
North West	8
Scotland	5
South West	5
East Midlands	4
Northern	4
Wales	4
East Anglia	1

Total UK	98
Germany	2

TOTAL	100

In fiscal 2002, sales in Northern Ireland accounted for approximately 0.1% of total sales.

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Historically, the Group was heavily concentrated in the main UK industrial areas of the North and Midlands. However, following a number of disposals and the acquisition of 550 former Allied Domecq sites in 1999 to reposition the estate, the Company believes that the Group now has a much more balanced presence across the United Kingdom.

The German business comprises the Alex brand and one All Bar One site (which opened in Cologne in fiscal 2002) and represents around 2% of the Group’s sales for fiscal 2002. Alex sites are located in many of the major cities in Germany.

KEY COMPETITORS

The Group’s pubs and restaurants compete in a market that has been undergoing significant structural changes in recent years. Some brewers have exited from brewing activities altogether and sold off their leased and smaller managed pubs to focus on high margin branded assets or other interests, allowing new pub retailing companies to enter the market. In addition, financially leveraged companies have become more common in pub ownership; around 30% of pubs are now owned by financial institutions or highly leveraged companies, compared with only 2% in 1997.

Following this industry restructuring and consolidation, the Group’s key competitors (in the eating out and drinking out market) in the United Kingdom now include:

•
operators of managed sites, including Whitbread PLC (with brands such as Brewers Fayre, Beefeater and Travel Inn), Scottish & Newcastle plc (with brands such as Chef & Brewer and Premier Lodge), SFI Group plc, Spirit Group Limited, Wolverhampton & Dudley Breweries PLC, Greene King plc, Laurel Pub Holdings Ltd., Luminar plc (which includes 163 nightclub sites), JD Wetherspoon plc, Regent Inns plc and Yates Group PLC;

•	lessees/tenants of leased pub estates, including those owned by Enterprise Inns plc, Coinmajor Limited (trading as Unique and Voyager), Punch Taverns PLC and Pubmistress Limited;

•	smaller multiple and single pub operators and independently owned freehouses, clubs, nightclubs, wine bars, restaurants, entertainment centers and other providers of leisure facilities; and

•	independently operated, single or multiple owned restaurants as well as branded restaurant chains (e.g. Pizza Express, ASK and City Centre).

The Group’s pubs, bars and restaurants also compete with home-based entertainment and the trend toward drinking at home.

As at September 30, 2002, the Group accounted for only 3% of the UK managed pub/bar industry by number of sites but it had an estimated market share of over 9% by sales.

KEY SUPPLY PARTNERS

The Company envisages that a core group of 30 suppliers will provide the majority of the Group’s goods and services. The Group has already established strategic alliances with six of its largest suppliers of goods for resale: Coors Brewers Limited (“Coors”); Diageo plc (Guinness and United Distillers and Vintners Ltd); Brake Bros Ltd; Carlsberg-Tetley Brewing Limited; King UK Limited; and Britvic. Despite the relatively low number of suppliers, no one food or drink or leisure supplier to the Group represents more than 15% of the total value of goods supplied.

The Group is also contractually bound to use certain suppliers: as a consequence of the disposal of Six Continents’ former brewing business to Interbrew UK Holdings Limited (and Interbrew’s subsequent part disposal to Coors), Retail entered into a Beer Supply Agreement in 2000 to purchase a minimum amount of certain specified products for a term of five years from that date. Coors’ brands now represent approximately 37% of the Group’s alcoholic drink purchases. In addition, as part of the acquisition of the 550 former Allied Domecq Retailing Limited sites, the Group is contractually bound to purchase a fixed minimum volume of

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Carlsberg-Tetley products until December 12, 2007 (which in fiscal 2002 represented 8% of the Group’s alcoholic drink purchases). On February 7, 2003, the Group extended its long-term supply agreement with Britvic Soft Drinks Limited, further details of which are provided in “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Relationship with InterContinental PLC”.

REGULATORY ENVIRONMENT

The sale of alcohol in the United Kingdom is a highly regulated industry governed by the licensing system. Licensing covers most premises where alcohol is sold, such as pubs, off-licenses, restaurants and supermarkets. This section refers to regulations in the United Kingdom and references herein to Government, Secretary of State or Parliament are references to the Government, Secretary of State or Parliament of the United Kingdom.

Legislation – Licensing Reform

The retail sale of alcohol in the United Kingdom is currently governed by a licensing system set out in the Licensing Act 1964. Pubs – known as “on-trade” business – generally require a full on-license in order to sell alcohol on the premises. The license is generally held by the manager or landlord. That person has to satisfy the licensing authorities that, among other things, he/she is a fit and proper individual to hold such a license.

Other types of licenses which may be required in the “on-trade” include gaming machine permits in respect of installing and operating AWP machines, “supper hours” certificates to extend the permitted hours for selling alcohol by one hour (where the sale of alcohol is ancillary to a substantial meal) and entertainments licenses for dancing and certain live performances.

On-licenses must currently be renewed every three years and may be revoked at any time for serious cause, including violation by the manager or landlord or his/her employees of any law or regulation, such as those regulating the minimum age of patrons or employees, advertising and inventory control.

On November 15, 2002, the Government presented a new licensing bill to Parliament. The key changes being considered are:

•
the transfer of the management and the licensing system from local magistrates courts to local authorities, i.e. from the legal system to the local government system. However, license holders will retain the right of appeal to the magistrates court. In theory, this change should have little impact on the basic structure of pub licensing, but in practice this change means that any new pub, as well as all existing pubs, will have to submit details of its operating plan and will now face greater scrutiny from police and local residents;

•
greater flexibility with respect to pub opening hours, and it is likely that the current stringent limits on late-night trading will be relaxed. While longer opening hours will undoubtedly have cost implications, the Company believes that this change may benefit pubs where there is a demand for later hours drinking; and

•	a dual system of longer-term premises licenses and personal licenses.

The bill proposing these changes has yet to pass through both Houses of Parliament, and much of the detail, including the fee levels for premises or personal licenses, has still to be drafted. Furthermore, national guidance from the Secretary of State will determine much of the practical implication of the new legislation. Royal assent is only expected in July 2003, with expected implementation by spring 2004 to coincide with the existing triennial renewal period.

Gaming Regulations

In fiscal 2002, AWPs represented around 3% of the Group’s turnover. The Gaming Act 1968, along with subsequent legislation, is the key source of current gaming and amusement machine legislation which impacts the Group.

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Under this legislation, liquor licensed premises are allowed to deploy AWPs with the permission of local licensing magistrates. The current maximum level of stake and prize for a single game is 30p and £25 respectively. Proposed changes to the current gambling legislation are under consideration by the Government which include making play by those under 18 years old illegal (although the Group already abides by a voluntary code to this effect) and passing the control of the number of AWPs from licensing magistrates to local authorities. The other areas of change relate to categories of machine permitted in casinos, licensed betting offices, bingo amusement arcades, family entertainment centers and motorway service stations.

Under the proposed legislation, it is intended that existing licensed premises would be allowed to retain their current number of AWPs. New licensed premises are likely to be entitled to two AWPs (currently pubs do not have an automatic right to any AWPs) with discretion for local authorities to increase such entitlement, based on national guidance that is currently being considered by the Government in consultation with the pub industry. In addition, following lobbying by the pub and gambling industries and irrespective of any new overarching gambling legislation, reviews aimed at increasing the maximum levels of stakes and prizes will continue. The industry is seeking a maximum level of stake and prize for a single game of 50p and £50 respectively, in January 2005. Furthermore, payment method deregulation is expected within the next 18 months that will allow AWPs to accept notes for play; at present only coins or tokens can be used.

The Company believes that the new legislation may result in increased competition in gaming but also increase the appeal of gaming in pubs (through payment deregulation and the number of machines on licensed premises). The Company believes that, on balance, the ultimate effect will probably be broadly neutral on the Group but it will keep the proposed gaming legislation under close review.

Drink Driving

The European Commission has recommended that all countries in the EU adopt the same drink and drive limit of 0.5mg/ml blood alcohol concentration. A lower level of 0.2mg/ml would be adopted for younger and inexperienced drivers. It is not known when the EU directive will come into force. The current legal limit in the United Kingdom is 0.8mg/ml and, as car drivers and passengers account for 40% of pub visits, this legislation could affect trading in the Group’s rural and suburban pub and restaurant sites.

Employment Legislation

In the United Kingdom, the Working Time Regulations (the “Regulations”) came into effect on October 1, 1998 and control the hours employees are legally allowed to work. Under the legislation, workers are limited to work a 48 hour week (although they can choose to opt out and work longer if they wish). The Regulations also lay down rights and protections in areas such as minimum rest time and days off and paid leave. Many of the Group’s employees are covered by the Regulations, and most of the Group’s licensed house managers have signed voluntary “opt outs” which allows them to work longer than the 48 hour week. The retention of the opt out and guidance as to who is covered by the Regulations is expected to be under review in 2003.

In addition, under the Equal Treatment Directive in the United Kingdom, part-time employees can claim the same rights as full-time employees.

In the United Kingdom there is a national minimum wage (“NMW”) under the National Minimum Wage Act. Compliance with the National Minimum Wage Act is being monitored by the Low Pay Commission, an independent statutory body established by the UK Government. Staff costs have increased in both pubs and restaurants following the introduction of the NMW of £3.60 per hour in 1999, which increased to £3.70 per hour in 2000, to £4.10 per hour in 2001 and to £4.20 per hour in October 2002. It is expected that the NMW will increase to £4.50 per hour from October 1, 2003 and the UK Government has provisionally accepted the Low Pay Commission’s recommendation that the NMW be increased to £4.85 per hour with effect from October 2004, subject to further advice from the Commission. This particularly impacts businesses in the hospitality and retailing sectors. Staff costs have increased in both p ubs and restaurants following the introduction of the NMW. Historically, the Group has managed to partly offset increases in NMW costs against increased labor productivity (for example, through training, larger sites and efficient staff rostering). The Group’s sales per staff hour have increased by some 14% during the past four years. See “Item 3. Key Information-Risk Factors” for further information on regulatory employment costs.

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Food Regulation Standards

Regulations covering food hygiene have raised standards in the food retailing industry. The regulations have had their greatest effect on smaller, independent restaurant outlets that had to incur additional costs to comply with the new standards. The Company believes that all of the Group’s sites should comply with current Food Regulation Standards as a result of rigorous training, detailed manuals and regular independent environmental health audits.

EC Noise Directive

The Physical Agents Directive 2001 in the United Kingdom (the “Directive”) is currently under discussion in the retail industry, relating to the regulation of noise in the workplace; the current UK noise limit for workplaces is 90 decibels but if the Directive were to come into effect that limit would be reduced to 85 decibels, representing a significant change. The Group’s sites, especially those which play loud music and have other live entertainment, could be affected by this proposed change in the law. The European Parliament has recently agreed that the industry in the United Kingdom should agree to a code of conduct as to how the Directive is to be implemented in the United Kingdom. It is expected that the UK Government will need to put regulations in place in relation to the Directive within the next five years.

In the meantime, the Senior Management Team will put in place a proactive policy on noise levels for the Group, in the light of the proposed Directive.

Legislation Relating to Smoking

There has been a recent government consultation exercise on smoking in public places which may lead to the introduction of regulations controlling smoking in public. Any such regulations may have the effect of discouraging smokers from using pubs and restaurants which may have an adverse effect on the Group’s operations.

There is currently a charter on smoking in public places such as restaurants and pubs, which has been agreed upon between the UK Department of Health and leading hospitality industry groups. This charter, though not law, is supported by the Government, which asked the licensed leisure industry to ensure that 50% of licensed premises were compliant with it by December 2002 and that 35% of those have either ‘no smoking’ areas or adequate mechanical ventilation.

The Group is in compliance with the Government’s request in respect of the charter. As part of its support for the charter, the Group is taking steps to ensure that:

•	investment schemes include requirements regarding charter compliance;

•	all new sites will be signed up to the charter; and

•	management training courses will cover the principles of the charter.

The Group has also recently introduced in part of its estate a ‘no smoking’ rule at the bar, in order to further improve the environment for its employees and customers. This is currently being rolled out at Ember, Vintage Inns and Harvester sites and the intention is to roll out this policy to the rest of the Group’s estate.

ENVIRONMENTAL POLICY

The Group is committed to a policy that all its operating companies have a responsibility to act in a way that respects the environment in which they operate. The Group takes regular account of environmental matters and seeks to embed good practice into its business strategies and operations. At present, the Group benchmarks externally with initiatives such as the Business in the Environment index and the FTSE4Good, so that it can measure achievements, identify shortcomings and take appropriate corrective action.

It is not possible to forecast the overall Group expenditure to comply with environmental laws and regulations; this reflects the difficulty in assessing the changing nature of laws and regulations. The Group

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expects, however, in light of its control procedures backed by insurance cover currently available, that it should be in a position to restrict such expenditure so that, although it may be considerable, the Company believes that it will be unlikely to have a material adverse effect on the Group’s financial position or results of operations.

TRADEMARKS

The Group owns a substantial number of registered service marks covering various aspects of its brands. The Company believes that its significant service marks are protected in all material respects in the markets in which it currently operates.

PROPERTY, PLANT AND EQUIPMENT

Group companies own and lease property primarily in the United Kingdom. Over 99% of the net book value of land and buildings at September 30, 2002 is in the United Kingdom. Approximately 90% of the properties by value were directly owned, with 4% held under leases having a term of 50 years or longer.

Group properties include managed pubs, restaurants and leisure venues.

The Company believes that no single property is material to its operations or financial position.

In accordance with UK GAAP, properties are recorded in the balance sheet at cost or valuation less depreciation. Financial Reporting Standard 15 – Tangible Fixed Assets was implemented by the Group with effect from October 1, 1999. The transitional rules of this standard have been followed permitting the carrying values of properties as at October 1, 1999 to be retained. The most recent valuation was undertaken in the year ended September 30, 1999 and covered all properties then owned by the Group, other than leasehold properties having an unexpired term of 50 years or less. The valuations were undertaken by external valuers and the basis of valuation was predominantly existing use value and had regard to trading potential. Revaluations would not be permitted under US GAAP.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION

For the periods under review, the Company did not constitute a separate legal entity but instead its businesses comprised part of the existing Six Continents Group. However, the Company’s combined financial statements have been prepared as though it had existed as a stand-alone group throughout the period. While the Company believes that the financial information set out in its combined financial information is an appropriate presentation, this financial information is not necessarily indicative of the financial results that might have occurred had it been an independently financed and managed public entity during the periods presented, or of its financial results that may occur in any future period. In particular, historically the Company’s businesses have been funded by Six Continents. Upon completion of the Separation, the Company will have a significantly higher level of debt than it had at the end of the fiscal 2002, and accordingly, the Company expects its interest payments to increase in fiscal 2003.

The Company’s combined financial statements are prepared in accordance with UK GAAP. The Financial Statements also contain a description of how UK GAAP differs from US GAAP and a reconciliation of net income and invested capital under UK GAAP and US GAAP. This is set out in Note 32 of Notes to the Financial Statements.

The acquisition of Six Continents by the Company will be accounted for as a group reconstruction in accordance with Schedule 4A to the Companies Act 1985 and Financial Reporting Standard 6 (“FRS 6” and, together, the “Relevant Provisions”) using merger accounting principles. The strict application of the merger accounting principles in the Relevant Provisions would require the inclusion of the results of operations and cash flows of Six Continents as well as M and B in these financial statements. However, Six Continents is expected to be a subsidiary undertaking of the Company for only approximately four days to effect the Separation in an efficient manner. This application of the Relevant Provisions would, in the opinion of the board of directors, not

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give a true and fair view because the financial statements would be misleading and would not be relevant to the ability of shareholders to understand the Separation Transaction. Accordingly, the financial statements have been prepared as if M and B had been demerged from Six Continents and, in accordance with the principles of merger accounting, as if the businesses comprising M and B had been part of M and B for all periods presented or where appropriate, from their date of acquisition or to the date of disposal by Six Continents. Summarized financial information relating to the results of operations, cash flows and assets of Six Continents excluded from these financial statements is set out in Note 31 of Notes to the Financial Statements.

CRITICAL ACCOUNTING POLICIES UNDER UK GAAP AND US GAAP

The preparation of financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenditure of the period. Actual results could differ from those estimates.

The Company believes the following critical accounting policies require significant judgment and/or the greatest use of estimates.

(i)	Impairment of fixed assets

Under UK GAAP and US GAAP the carrying value of both tangible and intangible fixed assets is assessed for indicators of impairment.

In circumstances where indicators of impairment exist, the carrying value of an income-generating unit (“IGU”) is assessed by reference to value in use, which is defined as the higher of present value of discounted cashflows and net realizable value. The outcome of such an assessment is subjective, and the result sensitive to the discount rates applied in calculating the value in use, which will be dependent on the type of asset and its location. Any impairment arising on an income-generating unit, other than an impairment which represents a consumption of economic benefits, is eliminated against any specific revaluation reserve relating to the impaired assets in that income-generating unit with any excess being charged to the profit and loss account. Under US GAAP, the assessment of the IGU’s carrying value is by reference to undiscounted cashflows. To the extent that the undiscounted cashflows do not support the carry ing value, the fair value of the asset must be calculated and the difference to the current carrying value charged to the profit and loss account.

(ii)	Revaluation of tangible fixed assets

Tangible fixed assets are stated at cost or valuation less depreciation. The last valuation of properties was undertaken in 1999 and covered all properties owned by the Group other than leasehold properties having an unexpired term of 50 years or less. The valuation was undertaken by external Chartered Surveyors and internationally recognized valuers, Chesterton plc, in accordance with the Appraisal and Valuation Manual of the Royal Institution of Chartered Surveyors. The basis of valuation was predominantly existing use value and, in the case of pubs, had regard to trading potential.

The use of independent valuers and adherence to industry-wide valuation manuals eliminates company bias from the valuations but property values are affected by external factors such as the economy, terrorism threat and natural disasters as well as property valuation cycles. It is common for property prices to change (up or down) in the years following a valuation.

At the end of fiscal 2002, the Company’s fixed assets have been increased by £746 million as a result of revaluations.

NEW ACCOUNTING STANDARDS

Following the announcement by the Accounting Standards Board of the decision to defer the full implementation of FRS 17 – Retirement Benefits, to accounting periods beginning on or after January 1, 2005, the Group continues to account for pensions under SSAP 24 – Accounting for pension costs. The additional disclosures required by the transitional arrangements of FRS 17, are included in Note 6 of Notes to the Financial Statements.

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Details of new US accounting standards which have not yet been adopted for the purposes of US GAAP are discussed in Note 32 of Notes to the Financial Statements.

OPERATING RESULTS

Fiscal 2002 Compared with Fiscal 2001

Group

Total turnover from continuing operations fell by 5.2% from £1,562 million in fiscal 2001 to £1,481 million in fiscal 2002. This decline in turnover was due to the fact that the Group disposed of 988 smaller unbranded outlets with limited growth potential as managed pubs to Nomura in fiscal 2001. Turnover in the Retail ongoing estate (comprising Pubs & Bars and Restaurants, but excluding Inns and other and SCPD) of £1,475 million was, however, up 5.7% on the previous fiscal year, with food sales up 9.8% and drink sales up 4.4%. This performance reflected a strong performance in the suburban pubs and restaurants, being partially offset by difficult trading conditions in London and on the high street (main street). The performance in London pubs and bars was particularly impacted by the downturn in the financial services industry and the reduced number of overseas visitors to the capital.

Retail’s sales per outlet increased from £13,900 per week in fiscal 2001 to just over £14,200 per week in fiscal 2002, and invested like-for-like sales were up 2.0%. The number of outlets trading in excess of £20,000 per week increased from 350 in fiscal 2001 to 370 in fiscal 2002, an increase of 5.7%. Despite an estimated £19 million increase in regulatory driven costs, Retail was able to defend its margins through a combination of increased staff productivity, purchasing gains and price increases above inflation. As a consequence of these factors, and the effects of the poor weather during the 2002 summer compared to last year, core uninvested outlets like-for-like sales were down 1.5%. SCPD turnover was £6 million against £5 million in fiscal 2001.

Costs and overheads, less other income in fiscal 2002 were £1,192 million, compared with £1,256 million in fiscal 2001. The main reason for the reduction in costs was due to the disposal of 988 smaller outlets to Nomura. Costs and overheads less other income in the Retail ongoing estate were £1,187 million in fiscal 2002, compared with £1,122 million in the previous fiscal year, an increase of 5.8%. A number of costs increased sharply largely as a result of changes in UK Government regulations. The national minimum wage was increased from £3.70 to £4.10 in October 2001, which has resulted in around £9 million of incremental staff costs. There were also increases in holiday pay entitlement, energy costs, business rates and property rentals. Depreciation charges increased as a result of Retail’s high level of expansion capital expenditure in recent years.

Total operating profit in fiscal 2002 amounted to £289 million, compared with £306 million in fiscal 2001. Operating profit from the Retail ongoing estate at £288 million was up 5.1% on fiscal 2001. SCPD operating profit for the year was in line with the previous fiscal year at £1 million.

The non-operating exceptional loss in fiscal 2002 of £2 million was due to disposal of fixed assets. The non-operating exceptional loss of £36 million in fiscal 2001 related to the disposal of 988 smaller unbranded pubs from the Retail estate and has been treated as a major exceptional item and excluded from the calculation of adjusted earnings per share.

Net Interest

Net interest payable in fiscal 2002 was £43 million and included an amount of £44 million payable to Six Continents Group net of £1 million of external interest received. In fiscal 2001, net interest payable was £58 million, of which £58 million related to net interest payable to Six Continents Group and external interest payable of £1 million, net of external interest receivable of £1 million.

External interest received in fiscal 2002 and fiscal 2001 related to cash and current asset investment balances held during the year and external interest payable in fiscal 2001 related to loan note interest.

Taxation

The tax charge in fiscal 2002 respresented an effective rate of 32.7% compared with 30.8% (excluding the impact of the major exceptional items) in fiscal 2001.

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Excluding the effect of major exceptional items and prior year items, the tax rate in fiscal 2002 was 32.5%, compared with 30.0%, the rate nominally applicable in the United Kingdom. The difference arises primarily as a result of permanent differences, mainly depreciation on assets not qualifying for tax depreciation.

Earnings

In fiscal 2002, earnings totaled £164 million compared with £130 million in fiscal 2001. Earnings for 2001 included the contribution from the 988 outlets sold to Nomura in fiscal 2001. Earnings per share have been calculated by dividing earnings for the fiscal year by the number of M and B ordinary shares estimated to be outstanding following the consolidation of M and B shares and are therefore not indicative of the Group’s earnings per share following Separation. Basic earnings per share were 22.3 pence, compared with 17.7 pence in fiscal 2001. After eliminating the effect of the major exceptional item in fiscal 2001, the adjusted earnings per share were 22.3 pence in fiscal 2001 compared with 23.6 pence in fiscal 2002. Diluted earnings per share, which reflect the number of options estimated to be outstanding on Separation, were 22.3 pence in fiscal 2002 compared with 17.7 pence i n fiscal 2001.

Cash Flow and Capital Expenditure

Group operating cash inflow of £145 million was £89 million higher than in fiscal 2001. This increase was due to the reduced level of net capital expenditure for the Group’s continuing operations, which reduced to £226 million from the prior year of £288 million. During fiscal 2002, Retail spent £163 million (compared to £224 million in fiscal 2001) on outlet acquisitions, conversions and expansion, which included £55 million (compared to £102 million in fiscal 2001) on the conversion of the former Allied Domecq pubs to the Group’s brands and formats.

Group net debt at the end of the period amounted to £817 million, resulting in a balance sheet gearing ratio of 34%.

Retail

At September 30, 2002 Retail’s high quality estate consisted of 2,105 outlets of which 2,083 were managed. Of these, 1,167 were branded outlets, with 1,126 outlets across residential and city center locations throughout the United Kingdom and 41 sites in Germany. Retail continued its program of converting outlets to brands and formats and, in fiscal 2002, 198 conversions were completed, of which 75% were converted to suburban brands and formats where Retail continued to focus the majority of its development expenditure. Of the 550 former Allied Domecq sites acquired in October 1999, 401 had been converted to the Group’s brands and formats. Retail has some 500 unbranded sites in its portfolio that are suitable for conversion to its brands and formats over the next three to four years, providing opportunity to drive returns and earnings growth.

Pubs & Bars

Turnover.     At September 30, 2002 the Pubs & Bars estate consisted of 1,436 outlets, of which 595 were branded outlets, compared with September 30, 2001 when the estate consisted of 1,428 outlets, of which 443 were branded outlets. Turnover of £866 million grew by 4.1%, with drink sales up 4.4% and food sales up 6.5% compared with September 30, 2001. Sales growth was particularly strong in the residential pub market, led by Ember Inns and Scream. Sales per outlet grew from around £11,700 per week in fiscal 2001 to just over £12,100 per week in fiscal 2002, an increase of 3.4%. Trading in the city center drink market was weaker due to increased competition, and the performance of London pubs and bars was impacted by the economic downturn as a consequence of the downturn in the financial markets and a reduced number of overseas visitors to London. Overall uninvested like-for-like s ales were down 2.7%, with branded outlets down 1.1% and the unbranded outlets down 3.8%.

Operating profit.     Food and drink margins were held in line with fiscal 2001, but employment costs as a percentage of sales increased by 0.7 percentage points, reflecting the increased regulatory cost of employment imposed by the UK Government (including the UK national minimum wage and UK employment taxes). Operating profit of £190 million was up 1.6% on fiscal 2001.

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Restaurants

Turnover.     At September 30, 2002 the restaurants estate consisted of 669 outlets, of which 572 were branded outlets, compared with September 30, 2001, when the estate consisted of 639 outlets, of which 524 were branded outlets. Turnover of £609 million was up by 8.0% on last year, with drink sales up 4.7% and food sales up 10.8% compared with September 30, 2001, reflecting a strong performance in the suburban pub restaurants sector, led by Toby Carvery and Vintage Inns. Sales per outlet grew from around £18,300 per week in fiscal 2001 to just over £18,900 per week in fiscal 2002, an increase of 3.3%. Invested like-for-like sales were up 2.5%; however uninvested like-for-like sales were down 0.4%.

Operating profit.     Despite difficult trading conditions experienced in the city center food-led outlets due to the high proportion of outlets located in London, operating profit of £98 million was 12.6% ahead of fiscal 2001.

SCPD

Turnover.     Turnover in fiscal 2002 related to revenue from the sale of land and rental revenue of £6 million, compared with £5 million in fiscal 2001.

Operating profit.     Fiscal 2002 reflected profit of £1 million arising from the sale of land and rental revenue. Fiscal 2001 reflected a profit of £1 million, which primarily related to profit taken on the sale of an option to Rank Hovis for the purchase of part of the Centrum West development.

Fiscal 2001 Compared with Fiscal 2000

Group

Total turnover from continuing operations fell by 7.2% from £1,683 million in fiscal 2000 to £1,562 million in fiscal 2001. This decline in turnover was due primarily to the fact that the Group disposed of 988 smaller unbranded outlets with limited growth potential as managed pubs in fiscal 2001. Turnover in the Retail ongoing estate of £1,396 million was, however, up 4.3% on the previous fiscal year, with food sales up 10.1% and drink sales up 3.1%. In core uninvested outlets, like-for-like sales were down 0.8% over the previous fiscal year in total, but this represented year on year growth in the second half of 0.1%. Branded uninvested like-for-like sales were 0.4% ahead of last year, with particularly strong performances from Ember Inns, Hollywood Bowl, Vintage Inns and All Bar One. SCPD turnover was £5 million in fiscal 2001, compared with £9 million in fiscal 2000.

Costs and overheads less other income in fiscal 2001 were £1,256 million compared with £1,396 million in fiscal 2000. However, after adjusting for the impact of the disposal of the 988 smaller outlets to Nomura, costs and overheads less other income in the Retail ongoing estate in fiscal 2001 were £1,122 million compared with £1,067 million in fiscal 2000, an increase of 5.2%. Staff costs increased as a result of the introduction of the national minimum wage and energy costs increased as a result of the climate change levy being introduced during fiscal 2001. Property rentals increased by £5 million as a result of further increases in leasehold acquisitions and the fact that leases acquired in the mid 1990s reached their first five-year rent review cycle. Costs and overheads, less other income from discontinued operations of £61 million in fiscal 2000 related to the business of Lastbrew Limited (for merly known as Bass Beers Worldwide Limited), which was part of the disposal of Bass Brewers in August 2000.

Total operating profit in fiscal 2001 amounted to £306 million, against £366 million in fiscal 2000. Retail operating profit of £305 million was 11.8% down on last year; however in the Retail ongoing estate, operating profit grew by 1.1% from £271 million to £274 million, although this growth was held back by the refurbishment program. The incremental negative impact of closure and pre-opening costs resulting from the accelerated investment program was £11 million; excluding these costs, the underlying operating profit growth was 4.9%. SCPD operating profit for the year was £1 million compared with £2 million in fiscal 2000.

The non-operating exceptional loss of £36 million in the year related to the disposal of 988 smaller unbranded pubs from the the Group’s estate. The non-operating exceptional profit of £33 million in fiscal 2000 related primarily to the disposal of the business of Lastbrew Limited which was part of the Bass Brewers disposal. The non-operating exceptional loss in fiscal 2001 and the non-operating exceptional profit in fiscal 2000 have both been treated as major exceptional items for the purpose of calculating adjusted earnings per share.

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Net Interest

Net interest payable in fiscal 2001 was £58 million and included an amount of £58 million payable to Six Continents Group companies and external interest payable of £1 million net of external interest receivable of £1 million. In fiscal 2000 net interest payable was £83 million, of which £83 million related to net interest payable to Six Continents Group companies and external interest payable of £2 million, net of external interest receivable of £2 million.

External interest received in fiscal 2001 and fiscal 2000 related to cash and current asset investment balances held during the year and external interest payable in both years related to loan note interest.

Taxation

Excluding the impact of the major exceptional items in both years, the tax charge in fiscal 2001 represented an effective rate of 30.8% compared with 31.4% in fiscal 2000.

Excluding the effect of major exceptional items and prior year items, the tax rate in fiscal 2001 was 31.6%, compared with 30.0%, the rate nominally applicable in the United Kingdom. The difference arose primarily as a result of permanent differences, mainly depreciation on assets not qualifying for tax depreciation.

Earnings

In fiscal 2001, earnings totalled £130 million compared with £205 million in fiscal 2000. Earnings in fiscal 2000 included a full year’s contribution from the 988 outlets sold to Nomura in February 2001. Earnings per share have been calculated by dividing earnings for the financial year by the number of M and B shares estimated to be outstanding following the consolidation of M and B shares and are, therefore not indicative of the Group’s earnings per share following Separation. Basic earnings per share were 17.7 pence, compared with 27.9 pence in fiscal 2000. After eliminating the effect of major exceptional items in both years, the adjusted earnings per share were 23.6 pence in fiscal 2001, compared with 23.4 pence in fiscal 2000. Diluted earnings per share, which reflect the numbers of options estimated to be outstanding on Separation, were 17.7 pence in fiscal 2001 compared with 27.9 pence in fiscal 2000 ..

Cash Flow and Capital Expenditure

Group operating cash flow from continuing operations was £59 million compared with £216 million in fiscal 2000. This reduction was primarily due to the significant level of net capital expenditure for the Group’s continuing operations, which increased to £288 million in fiscal 2001 from £204 million in fiscal 2000.

In fiscal 2001, Retail generated an operating cash inflow of £66 million after net capital investment of £288 million, compared with an operating cash inflow of £213 million after net capital expenditure of £204 million in fiscal 2000. In fiscal 2001, £224 million was spent on outlet acquisitions, conversions and expansion and included £102 million on conversion of the former Allied Domecq pubs to the Group’s brands and formats.

Retail

Retail continued to actively move the mix of its estate towards larger branded outlets, moving from 792 branded outlets at the end of fiscal 2000 to 967 at the end of fiscal 2001. In February 2001, Retail sold 988 smaller outlets with limited growth potential as managed pubs to Nomura for £625 million. Investment in the ongoing estate continued strongly with the opening of 36 new branded outlets and the conversion of a further 139 unbranded outlets to branded formats. Of the 550 former Allied Domecq outlets acquired in the previous fiscal year, at September 30, 2001 a total of 263 had been converted to the Group’s brands and formats and a further 41 refurbishments were in progress. At September 30, 2001 Retail operated a total of 2,053 managed outlets.

The continuing shift in the shape of the business away from a beer dominated pub operator was illustrated through the change in sales mix, with food sales accounting for approximately 28% of total sales compared with 23% in fiscal 2000. As a result, the overall sales per outlet increased from £10,700 per week in fiscal 2000 to £13,900 per week in fiscal 2001, a rise of 30%. Over 650 outlets had sales in excess of £15,000 per week,

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compared with just over 540 outlets in the previous year. The number of outlets with sales in excess of £20,000 per week rose to over 350, compared with some 300 outlets in fiscal 2000.

Pubs & Bars

Turnover. As at September 30, 2001 the Pubs & Bars estate consisted of 1,428 outlets, of which 443 were branded outlets, compared with fiscal 2000, when the estate consisted of 1,383 outlets, of which 285 were branded outlets. Turnover grew by 1.7% to £832 million with both drink and food sales up 2.4%. Ember Inns reported a strong trading performance and Hollywood Bowl showed a particularly strong sales performance due to its differentiated market position. Sales growth on the high street (main street) benefited from recent capital investment. Growth was lowest in the undifferentiated locals market where general trading conditions were least favorable. Sales per outlet grew from around £11,500 per week in fiscal 2000 to just over £11,700 per week in fiscal 2001, an increase of 1.7%. Uninvested like-for-like sales were down 1.9%, with branded outlets down 0.7% and the unbranded outlets down 2.5%.

Operating profit. Operating profit of £187 million was 0.5% higher than the previous fiscal year, with growth being restricted by the significant impact of regulatory costs, which included the increase to the national minimum wage and increased business rates.

Restaurants

Turnover. As at September 30, 2001 the restaurants estate consisted of 639 outlets, of which 524 were branded outlets, compared with fiscal 2000, when the estate consisted of 635 outlets, of which 507 were branded outlets. Turnover grew by 8.5% to £564 million, with drink sales up 5.1% and food sales up 12.8%. This sales growth reflected a growth in the eating out market and the benefit of prior years’ capital investment. Vintage Inns, Harvester and Toby Carvery all produced strong sales growth. Sales per outlet grew from around £17,100 per week in fiscal 2000 to just over £18,300 per week in fiscal 2001, an increase of 7.0%. Uninvested like-for-like sales were down 0.5%; however branded outlet like-for-like sales were up 1.0%.

Operating profit. Operating profit growth was held back by the refurbishment program and the increase in regulatory costs. The impact of these two items meant that operating profit for fiscal 2001 of £87 million was only £2 million higher than in fiscal 2000.

SCPD

Turnover. Turnover of £5 million in fiscal 2001 reflected revenue from the sale of land and rental revenue of £5 million, compared with £9 million in fiscal 2000.

Operating profit. Fiscal 2001 reflected profit from SCPD of £1 million arising from the sale of land and rental revenue. Fiscal 2000 reflected profit of £2 million, which primarily related to profit from sale of the Middleyard development.

Discontinued Operations

Turnover of £79 million represented the results of the operations of Lastbrew Limited for the period prior to disposal on August 22, 2000. Operating profit to that date was £18 million.

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity

Sources of liquidity for the Group have historically consisted of funding from the Six Continents Group and cash from operating activities. Following Separation, M and B expects that principal sources of funds will consist of cash generated from operations and new financing facilities of £1.5 billion. This new facility agreement is described in “Item 10. Additional Information – Material Contracts”.

The Company believes that such facilities will support the Group as a separate entity. The Company is also exploring a range of alternative long-term financing options for the Group’s indebtedness, such as structured financing for M and B, with a view to optimizing the Group’s weighted average cost of capital while still

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preserving sufficient flexibility to execute its strategy (the Company has entered a detailed analysis and implementation stage ahead of a possible refinancing in due course). M and B intends to use the proceeds from any refinancing to repay the existing M and B facility agreement referred to above and return the balance to Shareholders.

The estimated debt in the Group at September 30, 2003, following the Separation and the proposed Return of Capital, will be around £1.3 billion. This includes an estimated £140 million of net capital expenditure in fiscal 2003 on the Group’s estate.

Exchange and Interest Rate Risk and Financial Instruments

For all of the relevant periods, the Group was a constituent part of the Six Continents Group and exchange and interest rate risk management was carried out only at the Six Continents Group level.

Following the Separation, hedging of interest rate risk may become necessary for the Group. Since virtually all the Group’s turnover, costs, assets and liabilities are sterling based, the level of foreign currency hedging is likely to be low.

Commitments Under Operating Leases

At September 30, 2002 the Group had commitments under noncancelable operating leases as follows:

September 30, 2002

(£ million)
Due within one year	44
One to two years	39
Two to three years	36
Three to four years	35
Four to five years	34
Thereafter	671

859

Material Commitments for Capital Expenditure

As at September 30, 2002 the Group had committed contractual capital expenditure of £33 million. Contracts for expenditure on fixed assets are not authorized by the directors on an annual basis, as divisional capital expenditure is controlled by cash flow budgets. Authorization of major projects occurs shortly before contracts are placed.

The Company intends to invest approximately £140 million of net capital expenditure in fiscal 2003. This level of capital expenditure is reviewed regularly during the year and may be increased or decreased in the light of prevailing economic and market conditions and other financial considerations. Individual asset capital plans are also reviewed to assess the appropriateness of the projects and their timing.

The total capital expenditure by the Group in fiscal 2002 and 2001 was £254 million and £312 million, respectively.

Pension Plan Commitments

As part of the Separation, the Company will become the sponsoring employer for the Six Continents Pension Plan and the Six Continents Executive Pension Plan (the “Plans”). Subject to completion of the Separation approximately 30% of the assets and liabilities of these Plans will be transferred to the new InterContinental PLC Plans and Britvic Group Plans with effect from April 1, 2003. Following April 1, 2003, the Company will continue to be exposed to the funding risks in relation to the defined benefit sections of the Plans as explained in “Item 3. Key Information – Risk Factors”.

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Both of these approved schemes were last formally valued as at March 31, 2002, but there have been substantial changes in stock market performance since then. Informal figures determined by the schemes’ actuary as at December 31, 2002 showed the staff scheme’s and executive scheme’s defined benefits respectively to be funded at 116% (i.e. £108 million surplus) and 112% (i.e. £28 million deficit) on the statutory minimum funding requirement and 83% (i.e. £163 million deficit) and 85% (i.e. £45 million deficit) on an ongoing basis. The actuary has recommended, in relation to the staff scheme defined benefits, that for future service accrual, employers contribute at a rate of 11%. The corresponding recommended percentage in relation to the executive scheme is 27.1%. These rates have been implemented from October 1, 2002. In September 2002, Six Continents decided to make additional contributions to t he Plans of £60 million of which £15 million was paid prior to the end of September. Further funding requirements will be determined on a triennial basis following actuarial valuations.

TREND INFORMATION
Trading

At the Annual General Meeting of Six Continents, on February 13, 2002, Six Continents announced that Retail’s total sales in the period ended January 18, 2003 were 1% ahead of the same period in fiscal 2002 with some improvement since mid December 2002. Retail continued to see weaker trading in greater London and on the high street (main street). However, sales generated in residential areas outside London, accounting for 60% of Retail’s business, continued to be more resilient. Actions have been taken to enhance staff productivity further and to reduce support function costs to mitigate increases in regulatory and pension costs, as discussed below.

The high street and greater London markets saw a significant slowdown in the last quarter of 2002, and trading conditions have remained difficult in those areas. However, there has been more resilient trading in the suburban estate, particularly from food sales.

Total sales were up 1% with food sales ahead by 3% and drinks sales marginally down. Uninvested like for like sales in the eight weeks from November 23, 2002 were down 3.3%, an improvement on the previous eight weeks, resulting in uninvested like for like sales in the 16 weeks to January 18, 2003, down 3.9%.

In the period from October 1, 2002 to January 18, 2003, food and drink gross margin percentages were held against the same period in the prior year. However, following successful trials of some controlled promotional activities to generate incremental sales, Retail plans to reinvest around one percentage point of gross margin in the balance of the year through these and further promotional activities.

Retail continued to drive benefits from its scale, with gains in staff productivity in December 2002 and January 2003 running at 5% over the same period in fiscal 2002. Retail is also driving further purchasing benefits. In addition, as a result of actions already taken, Retail is confident of delivering £10 million of annualized central cost reductions, of which approximately £5 million will be realized in the second half of fiscal 2003.

Regulatory driven costs are expected to increase by £9 million this year and there is an additional increase of £7 million in pension costs.

With the continuing strength in property prices, Retail is taking advantage of specific value-enhancing disposal opportunities, largely for alternative use. These amount to £16 million in the year to date and are ahead of schedule, against a forecast of at least £25 million for fiscal 2003.

Outlook

While Retail is not immune to any overall slowdown in UK consumer expenditure, it expects the recent trends to continue for the balance of the fiscal year. With a focus on the residential areas and value for money food, coupled with the increasing impact of cost reductions and rising staff productivity, Retail expects to deliver a resilient performance relative to a slowing economy for the rest of fiscal 2003.

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ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Overall strategic direction of the Company is provided by the board of directors, comprising executive and non-executive directors, and the other senior management members of the executive management committee who, upon completion of the Separation, will be:

Name	Title	Initially appointed to the board	Date of next reappointment by shareholders

Directors
Roger Carr	Non-executive Chairman	2003	2004
Tim Clarke	Chief Executive	2003	2004
Karim Naffah	Finance Director	2003	2004
Mike Bramley	Managing Director, Pubs and Bars	2003	2004
Tony Hughes	Managing Director, Restaurants	2003	2004
George Fairweather	Non-executive Director	2003	2004
Sara Weller	Non-executive Director	2003	2004

		Initially appointed to M and B

Senior Management
John Butterfield	Strategy Director	2003
Bronagh Kennedy	Company Secretary	2003
Adam Martin	Marketing Director	2003
Richard Pratt	Commercial Director	2003
Bill Scobie	Deputy Finance Director	2003
Alison Wheaton	Portfolio Director	2003

Directors

Roger Carr – Non-executive Chairman

Roger Carr, age 56, will be the non-executive Chairman of M and B. He is currently the senior independent non-executive director of Six Continents but will resign from Six Continents on completion of the Separation. He is a non-executive director of Centrica PLC and non- executive Deputy Chairman of Cadbury Schweppes PLC. He is also a senior advisor to Kohlberg Kravis Roberts Co. Ltd. and a member of the Industrial Development Advisory Board.

Tim Clarke – Chief Executive

Tim Clarke, age 46, will be the Chief Executive of M and B. He became Chief Executive of Six Continents on October 1, 2000 but will resign from Six Continents on completion of the Separation. He joined Six Continents (then Bass) in 1990 and became Director of Strategy in 1991. In 1992, he was appointed Managing Director of Six Continents Hotels Europe, Middle East and Africa, and subsequently became Chief Executive of Six Continents’ retail business in 1995. He was appointed to the board of Six Continents in 1996. He is also a non-executive director of Debenhams plc and a director of the British Beer and Pubs Association.

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Karim Naffah – Finance Director

Karim Naffah, age 40, will be the Finance Director of M and B.

He joined Six Continents in 1991 as Strategic Planning Manager, became the Director of Strategic Planning in 1992 and, in 1998, he assumed additional responsibilities for IT and property. In 2000, he was appointed to the Strategic Business Committee and became Strategy Director for Six Continents.

He has been a member of the executive management committees of both Six Continents’ hotels and retail businesses, and has been instrumental in the repositioning of both businesses. He is also responsible for SCPD. Previously, he was employed by Bain & Company where he worked as a strategy consultant.

Mike Bramley – Managing Director, Pubs and Bars

Mike Bramley, age 51, will be Managing Director of the Pubs and Bars Division. He became Managing Director of the Pubs and Bars Division in September 2002. In over 20 years with Six Continents, he has worked in a variety of roles (including as Regional and Commercial Director) in the Midlands, then as Distribution Director (Midlands and Wales) and subsequently as Sales Managing Director (Midlands and North) of Bass Brewers.

In 1995, he was appointed Commercial Director of Bass Taverns Limited and in 1998 became Human Resources and Commercial Director of Bass Leisure Retail (subsequently Six Continents Retail Limited). He is a director of the British Beer and Pubs Association.

Tony Hughes – Managing Director, Restaurants

Tony Hughes, age 54, will be Managing Director of the Restaurants Division. He joined Six Continents in 1995 as Operations Director and was appointed as the Managing Director of the Restaurants Division in 2000 with responsibility for all aspects of Restaurants Division performance.

He has won two of the leisure industry’s prestigious awards in recent years. In 2001, he received the Pub Industry Award, “Catey”, from Caterer & Hotelkeeper magazine and, in 2002, was voted Retailers’ Retailer Individual of the Year by the pub and restaurant industry’s senior managers.

Before joining Six Continents, he was Director of Service Quality at B&Q, part of the Kingfisher Group. He previously held senior management positions at J. A. Devenish Limited and Whitbread PLC where his roles included Operations Director of Beefeater and Managing Director of TGI Fridays. He is a trustee of the British Institute of Innkeeping.

George Fairweather – Non-Executive Director

George Fairweather, age 45, will be a non-executive Director of M and B. He is currently Group Finance Director of Alliance UniChem Plc, a European wholesaler and retailer of pharmaceutical and healthcare products.

Prior to joining Alliance UniChem in April 2002, he was for five years Group Finance Director of Elementis plc (formerly Harrisons & Crosfield plc), an international specialty chemicals group and former conglomerate. Before that he was Group Finance Director at Dawson International PLC, the Scottish based cashmere textiles group and spent his earlier career with Dixons Group plc in various senior roles both in the UK and US and with Proctor & Gamble.

Sara Weller – Non-Executive Director

Sara Weller, age 41, will be a non-executive Director of M and B. She is currently Deputy Managing Director of J Sainsbury plc, responsible for UK strategy, overall brand marketing and customer management in the supermarket’s stores, e-channels and customer businesses such as Sainsbury’s To You and Sainsbury’s One (a new business in mobile technology). She is also responsible for Human Resources at Sainsbury’s Bank.

She joined J Sainsbury plc after three years as Retail & Products Director at Abbey National plc. Prior to this, she spent 13 years at Mars Confectionery where she started as a graduate trainee, working through a wide

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range of roles in sales, personnel management and marketing, eventually becoming European Franchise Manager.

M and B is currently in discussions with a number of candidates, and it is its intention to appoint one additional non-executive director once the selection process has concluded. The balance and skill requirements of the board will be assessed in the first few months following the Separation with a view to appointing that additional non-executive director.

Senior Management, Members of the Executive Management Committee

The following senior management, together with the executive directors, will have responsibility for reviewing the Group’s strategy and policy and for monitoring their implementation:

John Butterfield, Strategy Director

John Butterfield, age 38, will be M and B’s Strategy Director. He joined Six Continents in February 1999 and transferred to the Six Continents retail business in May 2000 to take up the position of Director of Strategic Planning. He was previously employed by Bain & Company (management consulting) and Standard Chartered/West LB (investment banking).

Bronagh Kennedy, Company Secretary

Bronagh Kennedy, age 39, will be M and B’s Company Secretary, Human Resources Director and General Counsel. She is a qualified solicitor and joined the Six Continents retail business in April 1995. She became the Director of Legal Affairs for the retail business in 2000 and in 2002 she was appointed Human Resources Director and General Counsel for the retail business. Previously, she was employed with Allen & Overy.

Adam Martin, Marketing Director

Adam Martin, age 39, will be M and B’s Marketing Director. He joined the Six Continents Group in 1996 and became Marketing Director of the Six Continents retail business in 1999, with responsibility for all aspects of marketing and promotion. He was previously employed at Gemini Consulting and Cadbury Limited.

Richard Pratt, Commercial Director

Richard Pratt, age 47, will be M and B’s Commercial Director for Supply Chain, Electronic Leisure and Pub Food Development. He joined the Six Continents retail business in 1994 in the position of Catering Retail Director, having previously worked for Diageo plc (formerly Grand Metropolitan plc).

Bill Scobie, Deputy Finance Director

Bill Scobie, age 54, will be M and B’s Deputy Finance Director. He joined the Six Continents Group in 1973 as a trainee accountant. He has held various senior financial positions within a number of divisions within Six Continents. In 1988, he was made Commercial Director for Bass UK and has been Finance Director for the Six Continents retail business since 1989. He is a qualified chartered accountant.

Alison Wheaton, Portfolio Director

Alison Wheaton, age 39, will be M and B’s Portfolio Director. She joined the Six Continents retail business in 1997 as Director of Strategic Planning, then became Operations Director for London and Venues and was appointed to Six Continents’ retail business as Portfolio Director with responsibility for Estates, Acquisitions, Construction and Portfolio Planning in 2002. She was previously employed with Pepsi Cola, Lever Brothers and Morgan Stanley.

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Other Directorships

The details of those organizations outside the Group of which the directors and Senior Management Team are currently directors, or have been directors at any time during the five years prior to the date of this document, are as follows:

Directors	Current directorships	Previous directorships

Roger Carr	Cadbury Schweppes PLC Centrica PLC Six Continents PLC	Chubb plc Landau Forte College Newmond plc Thames Water plc Williams Holdings PLC

Tim Clarke	British Beer and Pubs Association Debenhams plc Six Continents Investments Limited Six Continents PLC	Business in Sport & Leisure Bass Holdings Limited

Karim Naffah	—	Britannia Soft Drinks Limited Britvic Holdings Limited

Mike Bramley	British Beer and Pubs Association SC Trust Funds Limited SC Welfare Funds Limited Six Continents Pensions Limited	—

Tony Hughes	—	—

George Fairweather	Alliance UniChem PLC Alliance UniChem Pension Trustee Limited	Elementis PLC

Sara Weller	J Sainsbury PLC	—

Senior Management

John Butterfield	—	—

Bronagh Kennedy	Six Continents Executive Pension Trust Limited	—
Six Continents Pensions Limited SC Trust Funds Limited SC Welfare Funds Limited

Adam Martin	—	—

Richard Pratt	—	—

Bill Scobie	SC Trust Funds Limited SC Welfare Funds Limited	—

Alison Wheaton	—	—

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COMPENSATION

In fiscal 2002, Six Continents paid aggregate compensation, including pension contributions, bonuses and awards under the long-term incentive plans, to the directors of M and B and members of the Executive Management Committee of £3,060,000 as compensation in their previous positions with Six Continents. The aggregate amount set aside or accrued by Six Continents in fiscal 2002 to provide pension retirement or similar benefits for those individuals was £254,000. An amount of £323,000 was charged in fiscal 2002 in respect of bonuses payable to them under performance related cash bonus schemes and long-term incentive plans.

The following are details of the principal employee schemes of Six Continents in which any of M and B’s directors and members of the Executive Management Committee participated during fiscal 2002.

Executive Share Option Schemes

The Six Continents Executive Share Option Scheme 1995 (the “New Scheme”) introduced in 1995, succeeded the Six Continents Executive Share Option Scheme 1985 (the “Old Scheme”). Under the terms of the New Scheme, the remuneration committee, consisting solely of non-executive directors, may select employees, including executive directors, of the Six Continents Group, for the grant of options to acquire ordinary shares in Six Continents. The option price will not be less than the market value of a Six Continents ordinary share, or the nominal value if higher. The market value will be the quoted price on the business day preceding the date of grant, or the average of the middle market quoted prices on the three consecutive business days immediately preceding the date of grant or such other day as the Inland Revenue may agree. The exercise of options under the New Scheme is subject to the achievement of a performance co ndition. The International Schedule to the New Scheme extends it to executives outside the United Kingdom. As of March 19, 2003 12,621,437 Six Continents ordinary shares were subject to options under the New Scheme at subscription prices between 505.00 pence and 1014.50 pence, exercisable on dates up to the year 2012. As of March 19, 2003 10,410,300 Six Continents ordinary shares were subject to options under the International Schedule to the New Scheme at subscription prices between 505.00 pence and 1014.50 pence, exercisable on dates up to the year 2012. As of March 19, 2003 86,200 Six Continents ordinary shares were subject to options under the Old Scheme at a subscription price of 520.00 pence, exercisable up to the year 2004. No further options may be granted under the Old Scheme.

Options over Six Continents shares granted under the New Scheme were exercisable between February 17, 2003 and March 12, 2003. Their exercise became effective when the Scheme of Arrangement was approved at the Court meeting. To the extent that these optionholders exercised their options, they will participate in the Six Continents Scheme of Arrangement. Options under the Old Scheme will become exercisable for a period of six months following the date on which the Scheme of Arrangement is sanctioned by the Court. Holders of these options who were employed (or were last employed) in the Six Continents retail business on February 17, 2003 and optionholders who had ceased to be employed in the Six Continents Group before February 17, 2003 were given the opportunity to exchange their options for new options over M and B shares (“Exchange Options”). As at March 19, 2003 optionholders in this category held Exchange Option s over 9,586,258 Six Continents shares. Performance conditions will not apply to Exchange Options. Exchange Options will be exercisable at any time after grant and will not generally lapse (unless the original options are already exercisable as a result of termination of employment) until 10 years after the grant of the original options unless the optionholder is dismissed or resigns.

Special Deferred Incentive Plan

The Six Continents Special Deferred Incentive Plan (the “SDIP”) enables eligible Six Continents employees to receive all or part of their bonus in the form of Six Continents ordinary shares after the end of a specified period (which is typically one year) together with, in certain cases, a matching grant of free Six Continents ordinary shares. Participation in the SDIP is at the discretion of the directors of Six Continents. The number of Six Continents ordinary shares is calculated by dividing a specific percentage of the participant’s salary by the average Six Continents ordinary share price for a period of days prior to the date on which the Six Continents ordinary shares are granted. As at March 19, 2003, 416,103 Six Continents ordinary shares were subject to

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awards under the SDIP. Subsisting awards over Six Continents ordinary shares under the SDIP made to participants who will become employees of the Group will be satisfied in M and B shares.

The release under the SDIP will not be accelerated as a result of the Scheme of Arrangement. Awards of Six Continents ordinary shares will be replaced by awards of either M and B shares or InterContinental PLC shares, depending on whether the relevant participant is employed in the M and B Group or the InterContinental Group.

Sharesave Scheme

The Six Continents Sharesave Scheme 2002 (the “2002 Scheme”) was introduced in 2002 and succeeded the Six Continents Employee Savings Share Scheme 1992 (the “1992 Scheme”). The 2002 Scheme is available to all employees (including executive directors) employed by participating Six Continents Group companies provided they have been employed for at least one year. The 2002 Scheme provides for the grant of options to subscribe for Six Continents ordinary shares at the higher of the nominal value and not less than 80% of the average of the middle market quotations of the Six Continents ordinary shares on the three dealing days preceding the date of invitation. As of March 19, 2003 1,644,442 Six Continents ordinary shares were subject to options under the 2002 Scheme at a subscription price of 600.00 pence exercisable up to the year 2007. As at March 19, 2003 2,406,450 Six Continents ordinary shares were subject to optio ns under the 1992 Scheme at subscription prices of between 470.00 pence and 886.00 pence, exercisable on dates up to the year 2008. No further options may be granted under the 1992 Scheme.

Options under the 1992 Scheme and the 2002 Scheme will become exercisable for a period of six months from the date on which the Court sanctions the Scheme of Arrangement. They will only be exercisable to the extent of savings made under the associated savings contract up to the date of exercise, together with any contractual bonus earned.

It is proposed that the articles of association of Six Continents will be changed so that any Six Continents ordinary shares to be issued on exercise of options after the effective date of the Scheme of Arrangement will be automatically exchanged for shares in the holding company of Six Continents. With effect from completion of the Separation, the holding company will be InterContinental PLC.

Employee Profit Share Scheme

The Employee Profit Share Scheme (the “UK Profit Scheme”) is available to all UK employees (including executive directors) employed by participating Six Continents Group companies, provided they have at least three years continuous service. The directors have discretion to offer participation in the UK Profit Scheme to non-UK employees. The board may elect to allocate a percentage of profits before tax to the UK Profit Scheme. Any such profits so allocated are used to acquire Six Continents ordinary shares, which are then divided among participants in proportion to their earnings. As at March 19, 2003 1,888,275 Six Continents ordinary shares were held by the trustees under the UK Profit Scheme on behalf of participants. The UK Government has decided to withdraw tax relief on profit share schemes and no allocations of shares under the UK Profit Scheme have been possible since December 31, 2002.

The Six Continents ordinary shares held by the trustees of the UK Profit Scheme will participate in the Scheme of Arrangement. InterContinental PLC shares and M and B shares will continue to be held for participants on the same terms as Six Continents ordinary shares are now held. Under the rules of the UK Profit Scheme, the cash paid to the trustees pursuant to the terms of the Scheme of Arrangement must be paid out to participants.

Participants in the UK Profit Scheme were given the opportunity to direct the trustees of the UK Profit Scheme to vote on their behalf at the extraordinary general meeting and the Court meeting held on March 12, 2003.

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BOARD PRACTICES
General

The directors will observe the requirements of the principles of good governance and code of best practice appended to the Listing Rules (the Combined Code of the UK Listing Authority). They will also monitor new developments in the United Kingdom, the rest of Europe and the United States in order to maintain continuing compliance with best practice international corporate governance standards.

The board will have responsibility for the Group’s strategic and financial policies and day to day management and will meet regularly. All the directors will have access to the advice and services of the company secretary and will be able to gain access to external independent advice should they wish to do so.

An appropriate balance of executive and non-executive members of the board will be maintained and the board will be supplied with regular and timely information concerning the activities of the Group in order to enable it to exercise its responsibilities and control functions in a proper and effective manner.

The Company intends that following Separation, the Group will maintain an active investor relations program.

Board Committees

Following Separation, M and B will have four formally constituted committees to carry out work on behalf of the board: an audit committee and a remuneration committee, both of which will comprise non-executive directors only; a nominations committee which will comprise non-executive directors and executive directors; and an executive management committee which will comprise executive directors and senior management.

(i)	Audit committee

The audit committee will be chaired by George Fairweather and its other members will be all the non-executive directors. It will meet at least three times a year.

The audit committee will assist the board in observing its responsibility for ensuring that the Group’s financial systems provide accurate and up-to-date information on its financial position and that M and B’s published financial statements represent a true and fair reflection of this position. It will also assist the board in ensuring that appropriate accounting policies, internal financial controls, risk management and compliance procedures are in place. The auditors will attend its meetings, as will the Finance Director and the Head of Group Assurance, who will have direct access to the chairman of the committee.

(ii)	Remuneration committee

The remuneration committee will consist of all of the non-executive directors and will be chaired by Sara Weller. It is likely to meet, on average, five times a year. The Human Resources Director will have direct access to the chairman of the committee. The remuneration committee will advise the board on overall remuneration policy as well as succession planning, management and development. The committee will also determine, on behalf of the board, and with the benefit of advice from external consultants and the Human Resources Director, the remuneration packages of the executive directors. The remuneration of the non-executive directors will be determined by the board.

(iii)	Nominations committee

The nominations committee will be chaired by an appropriate non-executive director, and its other members will be a non-executive director and an executive director. This committee will carry out the selection process for the appointment of executive and non-executive directors to the board and propose names for approval by the full board. The chairman will not have a casting vote.

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(iv)	Executive management committee

The executive management committee, chaired by the chief executive of the Company, will consist of the executive directors and senior management of the Company. It will meet at least every four weeks. Its role will be to consider and manage the important strategic and business issues facing the Group, and it will be authorized to approve capital and revenue investment within levels agreed by the board.

Service Agreements

The executive directors have service agreements with the Group. The contracts of service for executive directors provide for one year’s notice of termination of the contract to be given by the Group and for six months’ notice of termination of the contract to be given by the executive director. In the cases of Karim Naffah and Tony Hughes however, the Group must provide a two-year notice period until 12 months after the Separation. After that time, the Group’s notice period to each of Karim Naffah and Tony Hughes will automatically reduce to one year.

Each of Karim Naffah, Mike Bramley and Tony Hughes has a service agreement, dated February 12, 2003, which includes a change of control provision in which the director is entitled to compensation up to a sum equivalent to approximately 21 months’ remuneration (or in the case of Mike Bramley, 12 months) and 24 months’ pension contribution (or in the case of Mike Bramley, 12 months) in circumstances where a director’s employment is terminated within 12 months following a change of control of the Company, save for dismissal resulting from misconduct, breach of employment terms or bankruptcy. Pursuant to the service agreements, the Separation does not constitute a change of control and, effective from the admission of the M and B shares to the UK Official List, the change of control provision will cease to apply 12 months after Separation.

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EMPLOYEES

The Group employed an average of 38,747 people worldwide in fiscal 2002. Of these, approximately 27% were employed on a full-time basis and 73% were employed on a part-time basis.

The table below analyzes the distribution of the average number of employees for the last three fiscal years by division and by geographic region.

	United Kingdom	Rest of Europe, Middle East and Africa	Total

Average number of employees during fiscal 2002:
Retail	36,703	2,037	38,740
SCPD	7	—	7

Total	36,710	2,037	38,747

Average number of employees during fiscal 2001:
Retail	39,479	1,794	41,273
SCPD	9	—	9

Total	39,488	1,794	41,282

Average number of employees during fiscal 2000:
Retail	46,583	1,428	48,011
SCPD	8	—	8

Continuing operations	46,591	1,428	48,019
Discontinued operations	70	—	70

Total	46,661	1,428	48,089

The decreases in employee numbers in the Group in both fiscal 2002 and fiscal 2001 were primarily due to the sale of pubs.

Less than 6% of the Group’s UK employees are covered by collective bargaining agreements with trade unions, under which wages are negotiated annually or through procedural agreements.

The Group believes that it will be able to continue to conduct its relationships with trade unions and employees in a satisfactory manner.

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SHARE OWNERSHIP

The interests of the Company’s directors and the members of the executive management committee in the shares of Six Continents at March 19, 2003 were as follows:

Six Continents ordinary shares of 28p

Directors
Roger Carr	1,785
Tim Clarke	120,763
Karim Naffah	20,093
Mike Bramley	10,768
Tony Hughes	3,952
George Fairweather	—
Sara Weller	—

Senior Management
John Butterfield	3,000
Bronagh Kennedy	2,713
Adam Martin	3,755
Richard Pratt	2,060
Bill Scobie	29,495
Alison Wheaton	2,208

The above shareholdings are all beneficial interests and include shares held on behalf of executive directors by the trustees of the Six Continents Employee Profit Share Scheme and of the Six Continents PLC ESOP. None of the directors has a beneficial interest in the shares of any subsidiary.

On March 19, 2003 the executive directors’ technical interest in unallocated Six Continents ordinary shares held by the trustees of the Six Continents PLC ESOP was 88,925 shares.

Upon Separation, the number of M and B shares can be calculated by dividing the number of Six Continents shares shown by 59 and multiplying by 50.

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SHARE OPTIONS

The interests of the Company’s directors and the members of the executive management committee in options over shares in Six Continents at March 19, 2003 were as follows:

	Options over Six Continents ordinary shares (i)	Option price range £

Directors
Roger Carr	—	—

Tim Clarke
A (iii)	11,100	5.05 – 5.20
B (iii)	103,719	7.34 – 10.145
C (iii)	248,183	5.97 – 7.98

Total	363,002

Karim Naffah
A	8,000	5.05 – 5.20
B	35,900	8.12 – 10.145
C	223,799	5.275 – 7.98

Total	267,699

Mike Bramley
A	—	—
B	15,800	8.12 – 10.145
C	143,700	5.97 – 7.98

Total	159,500

Tony Hughes
A	—	—
B	35,879	7.46 – 10.145
C	165,881	5.97 – 7.98

Total	201,760

George Fairweather	—	—
Sara Weller	—	—

Senior Management
John Butterfield
A	—	—
B	—	—
C	70,019	5.97 – 7.98

Total	70,019

Bronagh Kennedy
A	—	—
B	18,000	8.12 – 10.145
C	78,994	5.97 – 8.86

Total	96,994

Footnotes on the following page.

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	Options over Six Continents ordinary shares (i)	Option price range £

Senior Management (continued)

Adam Martin
A	—	—
B	22,900	8.12 – 10.145
C	91,019	5.97 – 7.98

Total	113,919

Richard Pratt
A	—	—
B	12,000	8.515 – 10.145
C	72,233	5.97 – 7.98

Total	84,233

Bill Scobie
A	—	—
B	22,400	8.12 – 10.145
C	121,383	5.97 – 7.98

Total	143,783

Alison Wheaton
A	—	—
B	7,319	7.34 – 10.145
C	88,983	5.97 – 7.98

Total	96,302

(i)
Options are held under the Six Continents Executive Share Option Scheme 1985, the Six Continents Executive Share Option Scheme 1995, the Six Continents Employee Savings Share Scheme 1992 and the Six Continents Sharesave Scheme 2002.

(ii)	The market price of Six Continents ordinary shares on March 19, 2003 was 607p per share.

(iii)	Shares under option at March 19, 2003 are designated as:
A	options are exercisable and the market price per share at March 19, 2003 was above the option price;
B	options are exercisable but the market price per share at March 19, 2003 was below the option price;
C	options are not yet exercisable.

(iv)
Options are exercisable as set out in “Item 6. Directors, Senior Management and Employees – Compensation”. Upon Separation, the options over Six Continents ordinary shares shown in the above table are expected to be exchanged for equivalent options over M and B shares. The number of M and B shares and the exercise price of the new options will depend on the relative market values of InterContinental PLC shares and M and B shares following the Separation.

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EMPLOYEE SHARE PLANS

M and B’s remuneration policy is designed to: attract the best employees; provide appropriate executive retention strength against competitive attempts to recruit executives to leave; require directors to build and maintain a significant level of M and B share ownership to further align interests with those of shareholders; and recognize that M and B is a UK listed company owned predominantly by UK-based investors. As a result, management believes that incentive arrangements should comply, as far as is practicable, with the basic tenet of UK investor guidelines that share incentives should be linked to performance criteria.

A minimum level of M and B share ownership will be set for the directors. The chief executive should own shares valued at three times his salary and other executive directors at two times their salary. It is expected that the directors will satisfy this requirement within five years from admission of M and B shares to the London Stock Exchange, although this timeframe may be reviewed. Until the minimum level of M and B share ownership is satisfied, the directors should not sell any M and B shares including any M and B shares acquired via the employee share plans (other than to finance the cost of exercising options and any tax and social security liabilities arising from the employee share plans or in exceptional circumstances, for example financial hardship). M and B shares comprised in certain awards programs will count towards the minimum level once the awards vest or are made, depending on the program.

The Company has established or will establish the following employee share plans (together the “Employee Share Plans”):

The M and B Sharesave Plan (“Sharesave”);
The M and B Share Incentive Plan (“SIP”);
The M and B Executive Share Option Plan (“Option Plan”);
The M and B Performance Restricted Share Plan (“PRSP”);
The M and B Short Term Deferred Incentive Plan (“STDIP”); and
The M and B Employee Benefit Trust.

The principal terms of the Employee Share Plans are set out below. M and B shares may also be issued in respect of options granted in exchange for options under the Six Continents Executive Share Option Scheme 1985 and the Six Continents Executive Share Option Scheme 1995 and awards under the Six Continents Special Deferred Incentive Plan.

Key decisions regarding the Option Plan, the PRSP and the STDIP and all decisions relating to executive directors will be made by the Company’s remuneration committee.

The M and B Sharesave Plan

Sharesave will allow savings-related options to acquire M and B shares to be granted to eligible employees. Sharesave will be approved by the UK Inland Revenue. The Company may also establish one or more international sharesave plans which will allow options to be granted to employees world-wide on broadly similar terms to those described below.

All executive directors and employees of M and B and any participating subsidiaries are eligible to participate in Sharesave if they have been employed in the M and B Group for a qualifying period (which will not normally exceed one year). Other employees may be invited to participate on a discretionary basis. When Sharesave is operated, all eligible employees must be invited to participate.

The option price must not be less than 80% of the average market value of an M and B share over the three business days before the date of invitation or the market value of an M and B share on the UK business day before the UK date of invitation.

Participants are granted options over M and B shares and must enter into a savings contract to save between £5 and £250 per month by deduction from salary. The number of M and B shares over which the option is granted is determined by the amount saved (plus any interest or savings bonus).

In any ten year period, not more than 10% of the issued ordinary share capital of M and B may be allotted under Sharesave and all other employee share plans operated by the Company.

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The M and B Share Incentive Plan

The SIP will allow eligible employees to participate in awards of M and B shares under a UK Inland Revenue approved share incentive plan. Awards of M and B shares under the SIP are not pensionable. All employees and executive directors of the Company and any participating subsidiaries may participate in the SIP. The directors may set a qualifying period of service for eligibility for awards of free shares and partnership shares (which must not be more than 18 months ending with the award date (or six months in the case of partnership shares operated with an accumulation period)). When the SIP is operated, all eligible employees must be invited to participate.

The SIP may provide for awards to employees of free M and B shares with a market value of up to £3,000 each year. The size of the award of free shares (if any) each year may be determined by reference to an eligible employee’s remuneration, length of service or hours worked.

The SIP may provide for eligible employees to be offered the opportunity to purchase M and B shares using amounts deducted from their pre-tax salary, subject to a limit of the lower of £125 per month (£1,500 per year) or 10% of salary.

The SIP may provide that where employees acquire partnership shares, they may be awarded additional free M and B shares on a matching basis, up to a maximum of two matching shares for one partnership share.

In any ten-year period, not more than 10% of the issued ordinary share capital of M and B may be allotted under the SIP and all other employee share plans operated by the Company.

The M and B Executive Share Option Plan

The Option Plan will permit the grant of options to acquire M and B shares to eligible employees. Options may be granted to any person who is an executive director or employee of the Company or a participating subsidiary. Participants will be selected on a discretionary basis and will not normally include executive directors or employees who are within two years of retirement or other known leaving date.

The option price must not be less than the average market value of an M and B share over the three UK business days before the date of grant or the market value of an M and B share on the UK business day before the date of grant.

The maximum value of M and B shares over which options may be granted to an employee in any year is twice annual salary in the case of an employee who is a director of the Company, and three times annual salary in the case of other employees. In determining the level of options to be granted to each employee within this maximum limit, the Company will take into account the level of awards to be made to the same employee under the PRSP (as described below). The grant of options is restricted so that in each year the aggregate of (i) 25% of the market value of the M and B shares over which an option is granted under the Option Plan; and (ii) 33% of the market value of the M and B shares over which an award is made under the PRSP, will not exceed 80% of an employee’s salary, taking the market value in each case as at the date of grant. However, these limits may be exceeded in special circumstances, and will be exceeded in the year of admission to the London Stock Exchange as a result of the transitional award described below.

In any ten-year period, not more than 10% of the issued ordinary share capital of the Company may be allotted under the Option Plan and all the employee share plans operated by the Company. In any ten-year period, not more than 5% of the issued ordinary share capital of the Company may be allotted under the Option Plan and all other discretionary employee share plans operated by the Company. In any one-year period, not more than 1.5% of the issued ordinary share capital of the Company may be allotted under the Option Plan, the PRSP and the STDIP.

Options generally become exercisable on the third anniversary of the date of grant, subject to the satisfaction of the performance condition, and remain exercisable until ten years after the date of grant. Until options are exercised, optionholders will have no voting rights or dividend rights in respect of the M and B shares under option. M and B shares allotted under the Option Plan will rank pari passu with existing M and B shares, with the exception of rights attaching by reference to a record date before the allotment date. Options will be granted to eligible employees shortly after admission to the London Stock Exchange. Options will be subject to a

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performance condition measured over a three-year performance period. Options will only become exercisable in full if the growth in the Company’s earnings per share over the performance period exceeds the growth in the UK Retail Prices Index (“RPI”) by at least four percentage points per annum on average over the performance period. If the Company’s earnings per share growth over the performance period exceeds the growth in RPI by three percentage points per annum on average over the performance period, two thirds of the M and B shares under option will become exercisable. One third of the M and B shares under option will become exercisable for earnings per share growth exceeding the RPI by at least two percentage points per annum on average over the performance period. If the performance condition is not met over the first three-year performance period, one re-test will be permitted 12 months after the end of the per formance period measuring growth in earnings per share against RPI from the original base year. Further options will normally be granted under the Option Plan annually.

The M and B Performance Restricted Share Plan

The PRSP will allow eligible employees to receive awards of M and B shares, subject to the satisfaction of a performance condition. Benefits under the PRSP will not be pensionable.

Awards may be made to any person who is an executive director or employee of the Company or a participating subsidiary. Participants will be selected on a discretionary basis including a small group of the Company’s most senior executives.

The maximum value of M and B shares over which PRSP awards may be made to an employee in any year is twice annual salary in the case of an employee who is a director of the Company, and three times annual salary in the case of other employees. In determining the level of PRSP awards to be made to each employee within this maximum limit, the Company will take into account the level of options to be granted to the same employee under the Option Plan (described above). The grant of PRSP awards is restricted so that in each year the aggregate of (i) 25% of the market value of the M and B shares over which an option is granted under the Option Plan; and (ii) 33% of the market value of the M and B shares over which an award is made under the PRSP, will not exceed 80% of an employee’s salary, taking the market value in each case as at the date of grant. However, these limits may be exceeded in special circu mstances, and will be exceeded in the year of admission to the London Stock Exchange as a result of the transitional award described below.

In any ten-year period, not more than 10% of the issued ordinary share capital of the Company may be allotted under the PRSP and all other employee share plans operated by the Company. In any ten-year period, not more than 5% of the issued ordinary share capital of the Company may be allotted under the PRSP and all other discretionary employee share plans operated by the Company. In any one-year period, not more than 1.5% of the issued ordinary share capital of the Company may be allotted under the PRSP, the STDIP and the Option Plan.

If the performance condition is satisfied, the appropriate number of M and B shares will normally be transferred to the participant on the award date.

The performance condition will be measured over a three-year performance period. The current intention is that 50% of the award will be measured by reference to the Company’s total shareholder return (“TSR”) relative to that of a comparator group of 12 other companies over the same period.

If the Company is positioned:

•	seventh to thirteenth in the comparator group, none of the M and B shares comprised in the award measured by reference to TSR will vest;

•	sixth in the comparator group, 20% of the M and B shares comprised in the award measured by reference to TSR will vest;

•
third, fourth or fifth in the comparator group, a percentage of the M and B shares comprised in the award measured by reference to TSR will vest on a straight-line basis depending on the Company’s position within the comparator group; or

•	first or second in the comparator group, 100% of the M and B shares comprised in the award measured by reference to TSR will vest.

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The other 50% of the award will be based on the average amount by which the Company’s cash return on capital employed (“ROCE”) exceeds the weighted average of the Group’s cost of borrowing and its estimated cost of equity (“WACC”) over the performance period.

If the amount by which cash ROCE exceeds WACC over the performance period is less than three percentage points, none of the M and B shares comprised in the award measured by reference to the excess of cash ROCE over WACC will vest. If the amount by which cash ROCE exceeds WACC over the performance period is three percentage points, 20% of the M and B shares comprised in the award measured by reference to the excess of cash ROCE over WACC will vest. If the amount by which cash ROCE exceeds WACC over the performance period is at least 4.5 percentage points, all of the M and B shares comprised in the award measured by reference to the excess of cash ROCE over WACC will vest. The M and B shares comprised in the award measured by reference to the excess of cash ROCE over WACC will vest on a straight line basis if cash ROCE exceeds WACC between 3 and 4.5 percentage points over the performance period.

A transitional award will be made to eligible employees shortly after admission to the London Stock Exchange. It will be over a maximum of 60% of an eligible employee’s salary and will be based on M and B’s TSR relative to the same comparator group over a performance period from admission to the London Stock Exchange to the end of fiscal 2004.

The M and B Short Term Deferred Incentive Plan

The STDIP will allow eligible employees to be awarded an annual performance-related bonus, which may be payable wholly or partly in M and B shares. Bonus awards will normally be based on the annual financial performance of the Company and the performance of the participant against personal objectives.

Matching shares may also be awarded. Benefits under the STDIP will not be pensionable.

Bonus awards may be made to any person who is an executive director or employee of the Company or a participating subsidiary. Participants will be selected on a discretionary basis.

The maximum amount of bonus payable to each participant in respect of a financial year will not exceed 80% of salary.

In any ten-year period, not more than 10% of the issued ordinary share capital of the Company may be allotted under the STDIP and all other employee share plans operated by the Company. In any one-year period, not more than 1.5% of the issued ordinary share capital of the Company may be allotted under the STDIP, the Option Plan and the PRSP. Bonus awards may take the form wholly or partly of M and B shares. A bonus award of M and B shares will be deferred. A specified ratio of matching M and B shares may also be awarded and deferred at the same time as the bonus award.

All of the M and B shares will be released in three equal tranches on each of the first, second and third anniversaries of the award date, conditional on the participant remaining in the employment of a participating company.

The maximum matching share ratio will be one matching M and B share for two deferred M and B shares.

M and B Employee Benefit Trust

The M and B Employee Benefit Trust may acquire M and B shares and hold them for the benefit of employees and former employees of the Group and their spouses and children. The M and B Employee Benefit Trust may be used to provide M and B shares to employees under some or all of the Employee Share Plans.

In any ten-year period, not more than 10% of the issued ordinary share capital of M and B may be allotted to the M and B Employee Benefit Trust and under all other employee share plans operated by M and B.

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ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As far as is known to management, M and B is not directly or indirectly owned or controlled by another corporation or by any government. Based on the current notification to Six Continents PLC under the provisions of Section 198 of the Companies Act, M and B could expect to be advised of an interest held by Legal & General Plc in 3.1% of M and B issued ordinary share capital upon Separation. M and B does not know of any arrangements the operation of which may result in a change in its control.

As of March 19, 2003, 52.4 million Six Continents ADSs equivalent to 52.4 million Six Continents ordinary shares, or approximately 6% of the total ordinary shares in issue, were outstanding and were held by 3,480 holders.

As of March 19, 2003, there were a total of 109,411 record holders of Six Continents ordinary shares, of whom 208 had registered addresses in the United States and held a total of 173,501 ordinary shares (0.02% of the total issued). Based on information available to the Company, it is estimated that in recent periods, between 15% and 20% of the Six Continents shares are beneficially owned by US persons, including in the form of Six Continents ADSs.

RELATED PARTY TRANSACTIONS

Other than as herein described, there have been no material transactions during the last fiscal year to which any director, non-executive director or other senior management, or 10% shareholder, or any relative or spouse thereof, was a party. There is no indebtedness to the Group by any director, non-executive director or other senior management or 10% shareholder.

Summary of the Separation

The Separation will result in two new listed companies, M and B and InterContinental PLC. InterContinental PLC will be the holding company for the hotels business and soft drinks business and M and B will be the holding company for Retail and SCPD. As a result of the Separation, each Six Continents shareholder will, in place of every 59 Six Continents shares held, receive 50 InterContinental PLC shares and 50 M and B shares, and will receive 81 pence in cash for every Six Continents shares held.

It is proposed that the Separation will be implemented in several steps as follows.

•
First, a Scheme of Arrangement, subject to sanction by the Court, will result in a new holding company (M and B) being placed above Six Continents. Shareholders will receive one M and B share and 81 pence in cash in respect of each Six Continents share held by them at the record time for the Scheme of Arrangement.

•
Next, Six Continents will effect the M and B Group Transfer through a transfer of the companies comprising Retail and SCPD to M and B. The effect of this step is that Retail and SCPD will become owned directly by M and B rather than by Six Continents.

•	This will be followed by the M and B Share Consolidation, i.e. a reduction in the number of shares in M and B on a 50 for 59 basis.

•
Finally, the last step of the Separation will take place. This will be effected by a reduction in the capital of M and B (the “M and B Reduction of Capital”) which, like the Six Continents Scheme of Arrangement, is also a Court approved process. The M and B Reduction of Capital will take place as follows:

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•
the capital of M and B will be reduced by a reduction in the nominal value of each M and B share by an amount which, in aggregate, is expected to be equal to at least the market value (after the M and B Group Transfer) of all of the shares of Six Continents held by M and B;

•	M and B will transfer Six Continents to InterContinental PLC so that InterContinental PLC becomes the holding company of the Six Continents hotels business and soft drinks business; and

•
Six Continents shareholders at the record time for the Separation will be allotted and issued one InterContinental PLC share credited as fully paid for each M and B share held after the M and B share consolidation.

As a result of the foregoing, former Six Continents shareholders will hold 50 M and B shares and 50 InterContinental PLC shares for every 59 Six Continents shares held at the record time for the Scheme of Arrangement and will also have been paid 81 pence in cash for each Six Continents share held at that time. It will only be after all the steps have taken place that Six Continents shareholders will receive their new share certificates and cash (or their CREST accounts will be credited if they hold their Six Continents shares in uncertificated form through CREST).

Summary of Main Agreements Relating to the Separation

Share Purchase Agreement to effect the M and B Group Transfer (the “M and B Group Transfer SPA”)

Under the M and B Group Transfer SPA, which it is expected will be entered into between M and B and Six Continents after M and B becomes the holding company of Six Continents, Six Continents will transfer at book value the whole of the issued share capital of various Retail companies, namely Six Continents Retail Limited and Six Continents Retail Germany GmbH and their respective subsidiaries and subsidiary undertakings, and SCPD to M and B.

Under the M and B Group Transfer SPA, Six Continents will give no warranties (other than as to ownership of the shares in the companies being transferred) and will agree to give certain limited indemnities to M and B.

It is intended that these indemnities will be given to protect M and B against liabilities which the Group may incur and which relate exclusively or predominantly to the InterContinental entities. In addition, InterContinental Group will indemnify M and B in respect of 50% of certain contingent liabilities which do not relate exclusively or predominantly to either the Group or the InterContinental Group entities. These shared liabilities relate primarily to businesses which have been disposed of by Six Continents or its subsidiaries in the past and where warranties or indemnities were given to third parties.

The M and B Group Transfer SPA also contains provisions relating to the allocation of tax liabilities and the conduct of the tax affairs of the M and B Group and the InterContinental Group relating to periods beginning before the reorganization is effected.

Separation Agreement

It is intended that the Separation Agreement will be entered into between InterContinental PLC and M and B after the M and B Group Transfer (the “Separation Agreement”). M and B will, subject to the satisfaction of certain conditions, agree to transfer on the Separation date the whole of the issued share capital of Six Continents (which at that point will only own the hotels business and soft drinks business) to InterContinental PLC in consideration for which InterContinental PLC will allot and issue InterContinental PLC shares to the holders of M and B shares. Each shareholder on the register of members of M and B, immediately before the transfer of the Six Continents shares, will receive one InterContinental PLC share for every M and B share they hold at that time. The holders of M and B ADRs on the ADR register maintained by the Depositary will receive one InterContinental PLC ADS for every M and B ADS. A shareholder or ADR holder of M and B will not be required to make any payment for the InterContinental PLC shares or ADSs. The Separation will not affect the number of issued M and B shares or M and B ADSs.

All InterContinental PLC shares received by M and B shareholders (including the Depositary) in connection with the Separation will be credited as fully paid.

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Once executed, the Separation Agreement will terminate, if (i) the sponsor’s agreement entered into between M and B, InterContinental PLC, Six Continents and Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney is terminated or (ii) the Separation is not effected within five weeks of the date on which the Separation Agreement is entered into, which is expected to be April 13, 2003.

Under the Separation Agreement, M and B will give no warranties (other than as to ownership of the shares in Six Continents as at Separation) and will agree to give certain limited indemnities to InterContinental PLC. It is intended that these indemnities will be given to protect InterContinental PLC against liabilities which InterContinental PLC may incur but which relate exclusively or predominantly to Retail or SCPD. In addition, M and B will indemnify InterContinental PLC in respect of 50% of certain contingent liabilities which do not relate exclusively or predominantly to the Retail business and SCPD or to the hotels business and soft drinks business. These shared contingent liabilities relate primarily to businesses which have been disposed of by Six Continents or its subsidiaries in the past and where warranties and indemnities were given.

The Separation Agreement will also contain provisions relating to the allocation of tax liabilities and the conduct of the tax affairs of the M and B Group and the InterContinental Group relating to periods beginning before the Separation is effected.

Relationship with InterContinental PLC

Following the Separation, M and B and InterContinental PLC will each operate as separate listed companies. There will be no cross-directorships between M and B and InterContinental PLC.

There will, however, be certain mutually beneficial continuing arrangements between the M and B Group and the InterContinental Group following the Separation. Both the M and B Group and the InterContinental Group have previously relied on each other for the provision of certain services. The Transitional Services Agreement is described in “Item 10. Additional Information – Material Contracts”.

Franchise Agreement for Express by Holiday Inn

A franchise agreement on arm’s length terms has been entered into between an InterContinental Group company (the “Licensor”), and a M and B Group company (the “Licensee”), pursuant to which the Licensor grants the Licensee the right to operate Express by Holiday Inn hotels operated by the Licensee. This license includes the rights to use the reservations and other systems of the Licensor, the trademarks and service marks and such other elements as designated from time to time by the Licensor, designed to identify “Express by Holiday Inn” hotels. In return, the Licensee pays a royalty to the Licensor, which is a pre-determined percentage of room revenues together with certain other fees as specified in the agreement. Each hotel has its own license agreement, which is typically for a ten-year period from the date of opening.

Britvic Supply Agreement

On February 7, 2003, the Group and Britvic Soft Drinks Limited extended the terms of an existing Britvic Soft Drinks Limited supply agreement for five years from that date. Under the agreement, the Group has a minimum purchase obligation for Britvic soft drinks across its estate which is well within the Group’s actual usage levels.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

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ITEM 8. FINANCIAL INFORMATION

FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

For details of the Group’s historical audited financial statements, and the related report of the independent auditors filed as part of this registration statement, which commence on page F-1, see “Item 18. Financial Statements”.

In addition, unaudited condensed pro forma financial information as of and for the year ended September 30, 2002 which gives pro forma effect to the capitalization and financing of the Group upon completion of the Separation is included in this registration statement, commencing on page F-41.

Legal Proceedings

Neither the Company nor any member of the Group is or has been involved in any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position or results of operations of the Group nor, so far as the Company is aware, are any such proceedings pending or threatened by or against the Company or any member of the Group.

Dividends

See “Item 3. Key Information – Selected Combined Financial Information – Dividends”.

SIGNIFICANT CHANGES

No significant change has occurred to the Company’s financial position since September 30, 2002, the date of the most recent financial statements included in this registration statement.

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ITEM 9. THE OFFER AND LISTING

The Group is registering ordinary shares of the Company with a nominal value of one pence per share, as shall be adjusted following Separation, and ADSs, each representing one share. The shares will be in registered form. The ADSs will be evidenced by ADRs.

Based on information contained in the register of shareholders of Six Continents as at March 19, 2003 and assuming that the M and B Share Consolidation has been effected, it is estimated that approximately 44,874,761 of the M and B shares will be issued and approximately 44,874,761 ADSs will be issued.

As of March 19, 2003, 52.4 million Six Continents ADSs equivalent to 52.4 million Six Continents ordinary shares, or approximately 6% of the total ordinary shares in issue, were outstanding and were held by 3,480 holders.
As of March 19, 2003, there were a total of 109,411 record holders of Six Continents ordinary shares, of whom 208 had registered addresses in the United States and held a total of 173,501 ordinary shares (0.02% of the total issued). Based on information available to the Company, it is estimated that in recent periods, between 15% and 20% of the Six Continents shares are beneficially owned by US persons, including in the form of Six Continents ADSs.

PLAN OF DISTRIBUTION

Not applicable.

MARKETS

Prior to the Separation Transaction, the ordinary shares being distributed by the Group have not been traded on a stock exchange or other regulated trading market. The principal market for trading in the ordinary shares is expected to be the London Stock Exchange. In this regard, the Group has applied for shares to be admitted to the Official List of the UK Listing Authority. The principal market for trading in the ADSs is expected to be the New York Stock Exchange. In this regard, the Group has applied for the ADSs to be listed on the New York Stock Exchange. It is currently anticipated that trading on the London Stock Exchange and the New York Stock Exchange will commence on a conditional when-issued basis on March 31, 2003, and for regular trading on April 15, 2003 under the symbol MAB on the London Stock Exchange and MLB on the New York Stock Exchange. Listing will be subject to the Company’s fulfillment of all the listing requirements of such exchanges.

SELLING SHAREHOLDERS

Not applicable.

DILUTION

Not applicable.

EXPENSES OF THE ISSUE

Not applicable.

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ITEM 10. ADDITIONAL INFORMATION

SHARE CAPITAL

On incorporation, the Company had an authorized share capital of £50,000, divided into 50,000 ordinary shares of £1 each, of which two were issued for cash at £1 per share to the subscribers to the memorandum of association. The following changes in the share capital were effected on February 6, 2003:

•	the entire authorized ordinary share capital of £50,000 was subdivided into ordinary shares of one pence each;

•
the authorized share capital was increased to £10,000,050,000 by the creation of 999,994,999,998 additional ordinary shares of one pence each, two redeemable deferred shares of one pence each and one redeemable preference share of £50,000; and

•	the two redeemable deferred shares and the redeemable preference share so created were allotted and treated as paid up in full.

Prior to Separation, the Company intends to alter the nominal value of the ordinary shares. The nominal value will be determined having taken into account the constraints of English company law, the proposed acquisition of Six Continents, the Return of Capital, the M and B Share Consolidation and the M and B Reduction of Capital. The M and B Reduction of Capital (conditional upon the Scheme of Arrangement, the M and B Share Consolidation having been effected and final approval by M and B) will be effected by reducing the nominal value of each of the ordinary shares. The total amount by which the share capital of the Company will be reduced in the M and B Reduction of Capital will be equal to the amount determined by the Company to be the market value of Six Continents (after the M and B Group Transfer has been implemented) and a further amount which will be credited to a reserve. The Company will place an advertisement in the London Financial Times shortly after the Separation stating the nominal value of the ordinary shares at the time of admission to the Official List of the UK Listing Authority.

MEMORANDUM AND ARTICLES OF ASSOCIATION

The following summarizes material rights of holders of ordinary shares under the provisions of the Company’s memorandum and articles of association and English law. This summary is qualified in its entirety by reference to the Companies Act and the M and B memorandum and articles of association.

Ordinary shares may be held in certificated or uncertificated form. No holder of ordinary shares will be required to make additional contributions of capital in respect of the ordinary shares in the future.
In the following description, a “shareholder” is the person registered in M and B’s register of members as the holder of the relevant share.

Principal Objects

The principal objects set out in the fourth clause of the Company’s memorandum of association include: to acquire certain predecessor companies and carry on business as an investment holding company; to carry on business as brewers and distillers and licensed victuallers; to deal in commodities; to acquire and operate breweries, hotels and restaurants; to carry on the business of a property investment company; to manufacture and distribute soft drinks; as well as to carry on any other business which the Company may judge capable of enhancing the value of its property or rights. The memorandum grants to the Company a range of corporate capabilities to effect these objects.

Directors

Under the Company’s articles of association, a director may not vote in respect of any proposal in which he, or any person connected with him, has any material interest other than by virtue of his interests in securities of, or otherwise in or through, the Company. This is subject to certain exceptions relating to proposals (a) indemnifying him in respect of obligations incurred on behalf of the Company, (b) indemnifying a third party in respect of obligations of the Company for which the director has assumed responsibility under an indemnity or guarantee,

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(c) relating to an offer of securities in which he will be interested as an underwriter, (d) concerning another body corporate in which the director is beneficially interested in less than 1% of the issued shares of any class of shares of such a body corporate, (e) relating to an employee benefit in which the director will share equally with other employees and (f) relating to liability insurance that the Company is empowered to purchase for the benefit of directors of the Company in respect of actions undertaken as directors (or officers) of the Company.

In the absence of a quorum of independent directors, the directors are not competent to vote compensation to themselves or any members of their body.

The directors are empowered to exercise all the powers of the Company to borrow money, subject to the limitation that the aggregate amount of all moneys borrowed by the Company and its subsidiaries shall not exceed an amount equal to three times the share capital and consolidated reserves of the Company, unless sanctioned by an ordinary resolution of the Company.

Any director attaining 67 years of age shall retire at the next Annual General Meeting. Such a director may be reappointed but shall retire (and be eligible for reappointment) at each subsequent Annual General Meeting.
Directors are not required to hold any shares of the Company by way of qualification.

Rights Attaching to Shares

Under English law, dividends are payable on the Company’s ordinary shares only out of profits available for distribution, as determined in accordance with accounting principles generally accepted in the United Kingdom and by the Companies Act. Holders of the Company’s ordinary shares are entitled to receive such dividends as may be declared by the shareholders in general meeting, rateably according to the amounts paid up on such shares, provided that the dividend cannot exceed the amount recommended by the directors.

The Company’s board of directors may pay shareholders such fixed dividends on any class of shares carrying a fixed dividend to be payable on fixed dates or interim dividends as appear to them to be justified by the Company’s financial position. If recommended by the directors and directed by an ordinary resolution of the shareholders, the board of directors must also direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid up shares or debentures of any other company).

Any dividend unclaimed after six years from the date the dividend was declared will be forfeited and will revert to the Company.

Neither the redeemable deferred shares nor the redeemable preference share carry any right to receive dividends nor to participate in the profits of the Company. Upon a return of assets in a winding up the redeemable preference share entitles its holder to repayment in full of the amount paid up on such share prior to the distribution of assets available for distribution among members to any other shareholders. In such a winding up, the redeemable deferred shares entitle their holders to the repayment of the amount paid up on such shares only after repayment to members of capital paid up on ordinary shares.
The holder of the redeemable preference share is not entitled to receive notice or attend and vote at any general meeting of the Company unless a resolution is proposed to wind up the Company or to vary, modify alter or abrogate the rights of such share. The holders of redeemable deferred shares are not entitled to receive notice or attend and vote at any general meeting of the Company by virtue of their holding of such shares.

Voting Rights

Voting at any general meeting of shareholders is by a show of hands unless a poll, which is a written vote, is duly demanded. On a show of hands, every shareholder who is present in person or by proxy at a general meeting has one vote regardless of the number of shares held. On a poll, every shareholder who is entitled to vote who is present in person or by proxy has one vote for every share of which he or she is the holder.
A proxy form will be treated as giving the proxy the authority to demand a poll, or to join others in demanding one but shall not confer any further right to speak at the meeting, except with the permission of the chairman of the meeting.

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The necessary quorum for a general meeting is three persons carrying a right to vote upon the business to be transacted whether present in person or by proxy.

Variation of Rights

If, at any time, the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act, with the consent in writing of holders of three-fourths in nominal value of the shares of that class or upon the adoption of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. At every such separate meeting, all of the provisions of the articles of association relating to proceedings at a general meeting apply, except that the quorum is to be the number of persons (which must be two or more) who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class.

Alteration of Share Capital

The Company may by ordinary resolution:

•	increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe;

•	consolidate and divide all or any of its share capital into shares of larger nominal value than its existing shares;

•
cancel any ordinary shares which, at the date of the passing of the resolution, have not been subscribed, or agreed to be subscribed, for by any person and diminish the amount of its share capital by the amount of the ordinary shares so cancelled; and

•
sub-divide its ordinary shares, or any of them, into ordinary shares of smaller nominal value than is fixed by the memorandum of association and the resolution by which any ordinary share is sub-divided may determine that, as between the holders of the ordinary shares resulting from such subdivision, one or more of the ordinary shares may have such preferred or other special rights over, or may have such deferred rights, or be subject to any such restrictions as compared with the others as the Company has power to attach to ordinary shares upon allotment.

Subject to the provisions of the Companies Act and other statutory provisions for the time being in force concerning companies and affecting the Company (the “Statutes”) and of the articles of association, the Company may purchase its own shares (including any redeemable shares) at any price.
The Company may by special resolution reduce its share capital and any capital redemption reserve and any share premium account in any manner authorized by the Statutes.

Issue of Shares

The directors are generally and unconditionally authorized to exercise (in accordance with the articles of association) for each allotment period all the Company’s powers to allot (with or without conferring a right of renunciation), and to make offers or agreements to allot, relevant securities up to an amount in accordance with Section 80 of the UK Companies Act; which is generally an amount equivalent to one-third of the existing issued share capital.
Under English law, existing holders of ordinary shares have pre-emptive rights when new shares are issued for cash. However, English companies generally obtain annual authority at each annual general meeting to allot new shares of an amount equivalent to up to 5% of the existing issued share capital of the company, subject to a rolling three-year limit of 7.5%, on a non-pre-emptive basis.

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Rights on a Winding-up

Except as the Company’s shareholders have agreed or may otherwise agree, upon the Company’s winding up, the balance of assets available for distribution:

•	after the payment of all creditors including certain preferential creditors, whether statutorily preferred creditors or normal creditors; and

•	subject to any special rights attaching to any class of shares;

is to be distributed among the holders of ordinary shares according to the amounts paid-up on the shares held by them. This distribution is generally to be made in cash. A liquidator may, however, upon the adoption of an extraordinary resolution of the shareholders, divide among the shareholders the whole or any part of the Company’s assets in kind.

Limitations on Voting and Shareholding

There are no limitations imposed by English law or the Company’s memorandum or articles of association on the right of non-residents or foreign persons to hold or vote the Company’s ordinary shares, other than the limitations that would generally apply to all of the Company’s shareholders.

Transfer of Shares

Shares in the Company may either be in certificated or uncertificated form. Certificated shares may be transferred in writing in any usual or common form or in any other form acceptable to the directors and may be under hand only. Transfers of uncertificated shares may be effected by means of a relevant system. The registration of transfers may be suspended at such times and for such periods as the directors may from time to time determine and either generally or in respect of any class of shares except that, in respect of any shares which are participating securities, the Register of Members shall not be closed without the consent of CRESTCo. The Register of Members shall not be closed for more than 30 days in any year.

The directors may decline to recognize any instrument of transfer relating to shares in certificated form unless the instrument of transfer is in respect of only one class of share and is lodged at the Transfer Office accompanied by the relevant share certificate(s) and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer provided that, where any such shares are admitted to the Official List of the UK Listing Authority, such discretion may not be exercised in such a manner as to prevent dealings in the shares of that class from taking place on an open and proper basis. In the case of a transfer of shares in certificated form by a recognized clearing house or a nominee of a recognized clearing house or of a recognized investment exchange the lodgment of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the share s in question.

The directors may determine that any class of shares may be held in uncertificated form and that title to such shares may be transferred by means of a relevant system or that shares of any class should cease to be held and transferred as aforesaid.

MATERIAL CONTRACTS

The Separation agreements summarized in “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Summary of Main Agreements Relating to the Separation” are, or, as and when they are entered into will be, material contracts of the Group. In addition to those material Separation agreements, the following contracts have been entered into otherwise than in the course of ordinary business by members of the Group either (i) in the two years immediately preceding the date of this document in the case of contracts which are or may be material or (ii) which contain provisions under which any Group member has any obligation or entitlement which is material to the Group as at the date of this document. To the extent that these agreements include representations, warranties and indemnities, such provisions are considered standard in an agreement of that nature, sav e to the extent identified below.

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Sale of pubs to Bede Acquisition Company Limited

Pursuant to a sale and purchase agreement dated February 14, 2001, Bass Taverns Limited (now Six Continents Retail Limited) and Bede Retail Investments Limited sold the entire issued ordinary share capital of Bede Leisure Retail Limited, West Midlands Taverns Limited, West Midlands Taverns (Holdings) Limited and Quayside Caterers Limited, which owned 988 smaller unbranded pubs (comprising 981 managed outlets and 7 leased outlets), to the purchaser. The consideration was £625 million, as reduced through a working capital adjustment of £3.72 million. Tax warranties, tax indemnities and an indemnity in respect of liabilities of West Midlands Taverns Limited, Quayside Caterers Limited and West Midlands Taverns (Holdings) Limited and relating to the pre-sale hive down generally are still outstanding. The tax warranties will expire on February 14, 2008 but the other indemnities are not limited in time. The Group’s liab ility in respect of the tax warranties and tax indemnity is capped at £100 million.

Bank Facility Agreement and Hedging Documentation

On February 13, 2003 M and B signed a new £1,500 million Facility Agreement with, among others, Barclays Capital, HSBC Bank plc, J.P. Morgan plc, Salomon Brothers International Limited and The Royal Bank of Scotland plc acting as joint arrangers (the “Arrangers”) and HSBC Bank plc as agent (the “Facility Agreement”). Borrowings under the Facility Agreement will be available in three tranches: Tranche A consists of a £500 million 364 day revolving loan facility with a 364 day term-out option; tranche B consists of a £600 million three year term loan facility; and tranche C consists of a £400 million five year revolving loan facility. Funds drawn down under tranche A will be used to bridge capital markets issues or other refinancing sources while tranches B and C will be used to provide finance for general corporate purposes. The final maturity date for tranche A is 364 days fro m the date of the Facility Agreement unless M and B exercises the term out option, at which point the termination date is extended to 24 months from the date of the Facility Agreement, and M and B may draw on such funds until one month prior to the relevant termination date. Tranche B’s final maturity date is three years from the date of the Facility Agreement; however, the availability to draw funds is only for a one week period after the Separation. Tranche C has a final maturity date of five years from the date of the Facility Agreement, and funds may be drawn thereunder until one month prior to the final maturity date for that tranche. Each tranche will be drawn by way of cash advances in sterling, euro or any other currency as agreed by the lenders. Drawdown is expected to be permitted by M and B on cancellation of the bridge facility agreement entered into by Six Continents on February 3, 2003 with the same Arrangers.

The interest margin payable on borrowings under the M and B Facility Agreement is determined by reference to the financial ratio of M and B’s net debt to its earnings before interest, tax, depreciation and amortisation (“EBITDA”) and ranges from 0.80% per annum to 1.50% per annum. The margin will be reduced when tranche A is repaid and cancelled and there will be a further reduction when tranche B is repaid and cancelled provided that the net debt to EBITDA ratio is below a certain level.

The Arrangers may, following consultation with M and B, amend certain terms of the Facility Agreement in the event that market conditions do not allow them to successfully syndicate the bank facilities. Permissible amendments include: (i) an increase in the interest margin payable on borrowings under the Facility Agreement; and (ii) the provision of a floating charge (to be provided as security for amounts due under the Facility Agreement) over all or substantially all of the assets of Six Continents Retail Limited and certain other Group companies (but which would not prevent the ability of the Group companies to deal with, dispose of and/or secure their assets in the manner permitted under the Facility Agreement).

The Facility Agreement includes customary covenants, representations, warranties and events of default. The Facility Agreement sets certain minimum ratios of EBITDA to net interest payable and of net borrowings to EBITDA for relevant periods. M and B must also maintain a consolidated net worth of at least £1,200 million for each relevant period. M and B is restricted in its ability, without first seeking the consent of the majority lenders, to: (a) create security over any of its assets in accordance with a negative pledge provision (subject to certain exceptions); (b) sell, lease, transfer or dispose of certain assets other than in the ordinary course of business, or of assets which generate more than 5% of consolidated gross assets of the Group in any one financial year (where reinvestment is not made in similar assets within a permitted time period), subject to additional exceptions; and (c) allow its non-guarantor subsidiaries to incur more than £75 million in financial indebtedness. Additionally, the

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Facility Agreement contains a cross-default provision relating to defaults under financial indebtedness exceeding £10 million.

In accordance with the terms of the Facility Agreement, M and B is obligated to prepay and cancel any tranche A drawings in full in an amount equal to, (a) any external senior debt raised in the capital markets with a maturity of more than one year in excess of £25 million per transaction and £50 million in total in any calendar year, and (b) disposals by M and B or its subsidiaries in excess of £25 million in any calendar year (subject to de minimis and certain permitted disposals). Additionally, in the event of a change of control of M and B other than in connection with the Separation, any lender may, upon 30 days notice, require the prepayment and cancellation of all amounts outstanding to it under the Facility Agreement.

Certain subsidiaries of M and B, including Six Continents Retail Limited, BHR Mexico Limited and SC Leisure Holdings Limited, will also provide guarantees under the Facility Agreement.

Transitional Services Agreement

M and B and Six Continents will enter into a transitional services agreement prior to the Separation. In most cases, each of the M and B Group and InterContinental Group should be able to provide its own services as the M and B Group has, over recent years, progressively moved towards satisfying its own needs for services previously provided by other parts of the Six Continents Group.

Transitional services will be provided relating to tax, pensions and insurance administration, and certain other matters, the majority of which are likely to be provided until the end of December 2003 at the latest. Over the period from Separation until the end of December 2003, the M and B Group will make its own arrangements for administration of the relevant services either internally, via outsourcing or through a combination of both. There is also a requirement for limited IT-related transitional services, for the period immediately following Separation, for example, to support other transitional services.

Sponsor’s Agreement

An agreement was entered into dated February 17, 2003 between Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney, Six Continents, M and B and InterContinental PLC pursuant to which Schroder Salomon Smith Barney has agreed to act as sponsor for M and B and InterContinental PLC in connection with the admission of M and B and InterContinental PLC ordinary shares to the Official List of the UK Listing Authority, and M and B and InterContinental PLC have given certain customary warranties and indemnities to Schroder Salomon Smith Barney.

EXCHANGE CONTROLS

There are no restrictions on dividend payments to US citizens.

Although there are currently no UK foreign exchange control restrictions on the payment of dividends on the ordinary shares or the ADSs, from time to time English law imposes restrictions on the payment of dividends to persons resident (or treated as so resident) in or governments of (or persons exercising public functions in) certain countries (each of the foregoing, a “Prohibited Person”).

There are no restrictions under the articles of association or under English law that limit the right of non-resident or foreign owners to hold or vote the ordinary shares. However, under current English law, ordinary shares or ADSs may not be owned by a Prohibited Person.

TAXATION

The following is a summary of material US federal income and UK tax consequences generally applicable to ownership by a beneficial owner of ADSs representing shares of the Company (or “M and B shares”) or of M and B shares not in ADS form (i) that is resident in the United States and not resident in the United Kingdom for the purposes of the US/UK double taxation convention relating to income and capital gains (the “Income Tax Convention”), (ii) whose holding is not connected with a permanent establishment or fixed base in the UK through or from which the investor carries on or performs business activities or personal services, (iii) that is

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otherwise eligible for benefits under the Income Tax Convention with respect to income and gain from the M and B shares or ADSs and (iv) that is a “US Holder”. A “US Holder” is (a) a citizen or resident of the United States, (b) a corporation, or other entity taxable as a corporation, organized under the laws of the United States or any State, (c) an estate the income of which is subject to United States federal income tax without regard to its source or (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. The summary is based on current US law (including the US Internal Revenue Code of 1986 as amended (the “US Internal Revenue Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions), current UK law and Inland Revenue practice and the Income Tax Convention as of the date of this document and is subject to any changes occurring after that date in US law, UK law or UK Inland Revenue practice, and in any double taxation convention between the United States and the United Kingdom. In addition, this summary is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any related agreement will be performed in accordance with its terms. This summary addresses only the tax position of a US Holder who holds M and B shares or ADSs as capital assets. This summary does not purport to address all material tax consequences of the ownership of M and B shares or ADSs, and does not take into account the specific circumstances of any particular investors (such as tax-exempt entities, life insurance companies, dealers in securities, traders in securities that elect to mark to market, in vestors liable for alternative minimum tax, investors that actually or constructively own 10% or more of the voting shares of the Company, investors that hold M and B shares or ADSs as part of a straddle or a hedging or conversion transaction or investors whose functional currency is not the US dollar), some of which may be subject to special rules. Holders of ADRs or M and B shares should consult their own tax advisers as to the particular tax consequences to them of ownership of the ADSs or M and B shares.

For the purposes of the Income Tax Convention and the US Internal Revenue Code, US Holders of ADSs will be treated as the beneficial owners of the underlying M and B shares represented by the ADSs.

Taxation of Dividends

Under the Income Tax Convention, a US Holder who is a US resident individual or a US corporation (other than a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting shares of the Company), is in principle (so long as the United Kingdom allows a tax credit in respect of dividends to individual UK resident shareholders) entitled to receive from the UK Inland Revenue, in addition to any dividend paid by the Company, an amount equal to the tax credit to which an individual resident in the United Kingdom would be entitled in respect of such dividend (the “tax credit”) less a notional withholding tax of up to 15% of the sum of the cash dividend and the associated tax credit (the “gross dividend”). This notional withholding tax may not exceed the amount of the tax credit.

The tax credit is equal to one-ninth of the dividend paid (or 10% of the gross dividend). As the notional withholding tax under the Income Tax Convention exceeds the tax credit, US Holders will not be entitled to a refund of the tax credit from the UK Inland Revenue.

Under the US federal income tax laws and subject to the passive foreign investment company (“PFIC”) rules discussed below, US Holders will include in gross income the sum of the cash dividend and its associated tax credit, to the extent paid by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes), as ordinary income when the dividend is received by the US Holder, in the case of ordinary shares, or by the Depositary, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from US corporations. The amount of the dividend includible in income of a US Holder will be the US dollar value of the gross dividend, determined at the spot UK pound/US dollar rate on the date such dividend distribution is includible in the income of the US Holder, regardless o f whether the payment is in fact converted into US dollars at that time. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into US dollars will be treated as ordinary income or loss. Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated

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earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the US Holder’s basis in the ordinary shares or ADSs and thereafter as capital gain.

Subject to certain restrictions and limitations, the UK tax notionally withheld in accordance with the Income Tax Convention will be creditable against the US Holder’s US federal income tax liability. For US foreign tax credit limitation purposes, the dividend will be income from sources without the United States that is treated as “passive income” (or in the case of certain holders, “financial services income”).

On July 24, 2001, the United States of America and the United Kingdom signed a new double taxation convention (the “New Convention”) that, upon entering into force, will replace the Income Tax Convention. The New Convention will make a number of important changes. In particular, under the New Convention, US Holders will no longer be entitled to claim the tax credit from the UK Inland Revenue, and there will no longer be a notional withholding tax. Thus, as the United Kingdom does not otherwise impose withholding tax on dividends paid to US Holders, US Holders will include in income only the dividends received and will not have the benefit of any United States foreign tax credits with respect to such dividends. The New Convention will generally be effective, in respect of taxes withheld at source, for amounts paid or credited on or after the first day of the second month after the New Convention enters into force. Other provi sions of the New Convention will take effect on certain other dates after the New Convention enters into force. The rules of the Income Tax Convention will remain in effect until such effective dates. However, a US Holder will be entitled to elect to have the Income Tax Convention apply in its entirety for a period of twelve months after the effective dates of the New Convention.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, a US Holder will, upon the sale or exchange of an ADS or an ordinary share, recognize gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized and the US Holder’s tax basis determined in US dollars in the ADS or ordinary share. Such gain or loss generally will be long-term capital gain or loss if the ADS or ordinary share was held for more than one year and will be income or loss from sources within the United States for foreign tax credit limitation purposes. The long-term capital gain of a non-corporate US Holder is generally subject to a maximum rate of 20% in respect of property held for more than one year.

US Holders who are not resident or ordinarily resident for tax purposes in the United Kingdom will not be liable for UK tax on capital gains realized on the disposal of their ADSs or M and B shares unless such ADSs or M and B shares are used, held or acquired for the purposes of a trade, profession or vocation and at the time the disposal is made such holder carries on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment (as defined in the Income Tax Convention), or if such ADSs or M and B shares are used, held or acquired for the purpose of such branch, agency or permanent establishment (as defined in the Income Tax Convention).

A US Holder who is an individual may be regarded as UK resident for tax purposes if he is present in the United Kingdom for more than six months in any year. In addition special rules apply for individual US Holders temporarily non-resident in the United Kingdom.

The surrender of ADSs in exchange for the deposited M and B shares represented by the surrendered ADSs will not be a taxable event for US federal income tax purposes. For the purposes of UK capital gains tax, the ADSs and the interest in the underlying shares are treated as two distinct chargeable assets. A surrender of ADSs in exchange for the shares will not result in a change of ownership of the shares, but will be treated as a disposal of the distinct ADS asset. However, the UK Inland Revenue have indicated that normally there will not be a chargeable gain on such an event. Accordingly, US Holders should not be required to recognize any gain or loss for the purposes of UK tax on chargeable gains upon such surrender.

PFIC Rules

The Company believes that the M and B shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is an annual factual determination and thus may be subject to change. If the Company were to be treated as a PFIC, unless a US Holder elects to be taxed annually on a mark-to-market basis with respect to the M and B shares or ADSs, gain realized on the sale or other disposition

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of M and B shares or ADSs would in general not be treated as capital gain. Instead, gain would be treated as if the US Holder had realised such gain rateably over the holding period for the M and B shares or ADSs and, to the extent allocated to the first year in which the Company was a PFIC and subsequent years, would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, similar rules would apply to any “excess distribution” received on the M and B shares or ADSs (generally, the excess of any distribution received on the M and B shares or ADSs during the taxable year over 125% of the average amount of distributions received during a specified prior period).

Estate and Gift Tax

UK inheritance tax (“IHT”) is a tax charged at death on the value of an individual’s estate at death. It also applies to certain lifetime transfers (in particular to gifts made within seven years of death) and to property comprised in a trust or settlement. A domiciliary of the United States need only be concerned about liability for IHT to the extent he is or is deemed to be also a UK domiciliary (or was a UK domiciliary at the time he created any trust or settlement) or otherwise to the limited extent of his UK property. The current estate and gift tax convention between the United States and the United Kingdom (the “Estate and Gift Tax Convention”) generally relieves from IHT the transfer of M and B shares or ADRs where the beneficial owner thereof is domiciled for the purposes of the Estate and Gift Tax Convention in the United States, and is not a UK national. However, there are various exceptio ns to this rule. In particular, the exemption will not apply where (a) the ADSs or M and B shares are part of the business property of a permanent establishment of the individual in the United Kingdom or (b) pertain to a fixed base situated in the United Kingdom of a person providing independent personal services.

In the exceptional case where the ADSs or M and B shares are subject both to IHT and to US federal gift or estate tax, the Estate and Gift Tax Convention generally provides for tax paid in the United Kingdom to be credited against tax payable in the United States or for tax paid in the United States to be credited against tax payable in the United Kingdom based on priority rules set forth in that Convention.

UK Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

The transfer of M and B shares will generally be liable to stamp duty at the rate of 0.5% of the amount or value of the consideration given (rounded up to the nearest £5). An unconditional agreement to transfer M and B shares will generally be subject to SDRT at 0.5% of the agreed consideration. However, if within the period of six years of the date of such agreement becoming unconditional an instrument of transfer is executed pursuant to the agreement and stamp duty is paid on that instrument, any liability to SDRT will usually be repaid or cancelled. The liability to pay stamp duty or SDRT is generally satisfied by the purchaser or transferee.

No stamp duty or SDRT will generally arise on a transfer of M and B shares into CREST, unless such transfer is made for a consideration in money or money’s worth, in which case a liability to SDRT will arise, usually at the rate of 0.5% of the value of the consideration.

A transfer of M and B shares effected on a paperless basis within CREST will generally be subject to SDRT at the rate of 0.5% of the value of the consideration.

Stamp duty, or SDRT, is generally payable upon the transfer or issue (other than under the Scheme of Arrangement) of M and B shares to, or to a nominee or, in some cases, agent of, a person whose business is or includes issuing depositary receipts or the provision of clearance services. For these purposes, the current rate of stamp duty and SDRT is 1.5% (rounded up, in the case of stamp duty, to the nearest £5). The rate is applied, in each case, to the amount or value of the consideration or, in some circumstances, to the value or the issue price of the M and B shares.

Provided that the instrument of transfer is not executed in the United Kingdom and remains at all subsequent times outside the United Kingdom, no stamp duty should be payable on the transfer of ADSs. An agreement to transfer ADSs will not give rise to a liability to SDRT.

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DIVIDENDS AND PAYING AGENT

See “Item 3. Key Information – Selected Combined Financial Information – Dividends”.

STATEMENT OF EXPERTS

Not applicable.

DOCUMENTS ON DISPLAY

It is possible to read and copy documents referred to in this registration statement on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The Company’s SEC filings are also publicly available through the SEC’s website located at http://www.sec.gov.

SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Qualitative information on treasury management and exchange rate and interest rate risk is disclosed in “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

Quantitative Information about Market Risk

At September 30, 2002 and September 30, 2001 there were no derivative or foreign exchange contracts outstanding in respect of the the Retail business. The borrowings and substantially all of the balances due to Six Continents Group companies, other than trading balances, were at floating rates of interest. The borrowings and financial instruments of the Group are set out in Notes 22 and 23 of Notes to the Financial Statements.

On February 13, 2003 the Company entered into a new facility agreement, the details of which are set forth in “Item 10. Additional Information – Material Contracts”. The pro forma effect of the revised debt structure is set out in the Unaudited Condensed Pro Forma Combined Financial Information.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The ordinary shares may be issued in the form of ADSs. The Bank of New York as Depositary will issue the ADSs, which are evidenced by ADRs. Each ADS represents an ownership interest in one ordinary share deposited with the custodian, as agent of the Depositary, under the deposit agreement among the Company, the Depositary and owners and beneficial owners of ADSs. Each ADS also represents any other securities, cash or other property deposited with The Bank of New York but not distributed to the ADR holders.

The Depositary’s corporate trust office at which the ADRs will be administered is currently located at 101 Barclay Street, New York, New York 10286. The custodian will be The Bank of New York and its duties will be administered from its principal London office, currently located at One Canada Square, London, E14 5AL, England. The principal executive office of The Bank of New York is located at One Wall Street, New York, New York 10286.

The identification numbers for the ADSs are:

CUSIP:	60668M 10 8

ISIN:	US60668M 1080

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Investors may hold ADSs either directly or indirectly through a broker or other financial institution. If an investor holds ADSs directly, by having an ADS registered in its name on the books of the Depositary, that investor is an ADR holder. If an investor holds the ADSs through a broker or financial institution nominee, such investor must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. Each investor should consult with a broker or financial institution to find out what those procedures are.

As an ADR holder, the Company will not treat each investor as one of its shareholders and each investor will not have shareholder rights. English law governs shareholder rights. The Depositary will be the holder of the shares underlying such investor’s ADSs. As a holder of ADRs, each investor will have ADR holder rights, which are set out in the deposit agreement. The deposit agreement also sets out the rights and obligations of the Depositary. New York law governs the deposit agreement and the ADRs.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to each investor. For more complete information, each investor should read the entire deposit agreement and the form of ADR, which contain the terms of the ADSs. Copies of the deposit agreement are available for inspection at the corporate trust office of the Depositary.

Share Dividends and Other Distributions

The Company may make various types of distributions with respect to its securities. The Depositary has agreed to pay to each investor the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Each investor will receive these distributions in proportion to the number of underlying shares that the ADSs represent.

Except as stated below, to the extent the Depositary is legally permitted it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•
Cash. The Depositary will convert any cash dividend or other cash distribution to US dollars to the extent this is permissible and can be done on a reasonable basis. The Depositary will distribute such dollar amount as promptly as practicable, subject to any deductions for taxes required to be withheld, any expenses of converting foreign currencies and transferring funds to the United States and other expenses and adjustments. If the Depositary cannot reasonably make such conversion or obtain any governmental approval or license necessary for the conversion, the Depositary may hold any unconvertible foreign currency for each investor’s account without liability for any interest or, upon request, may distribute the foreign currency to such investor to whom it is possible to do so. If exchange rates fluctuate during a time when the Depositary cannot convert a foreign currency, investors may lose some or all of the value of th e distribution.

•
Shares. In the case of a distribution in shares, the Depositary may deliver additional ADSs representing such shares as a dividend or free distribution, if the Company promptly provides satisfactory evidence that it is legal to do so. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed to the ADR holders entitled to them.

•
Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if the Company instructs the Depositary to do so and provides satisfactory evidence that the Depositary may lawfully distribute such rights, the Depositary may arrange for ADR holders to instruct the Depositary as to the exercise of such rights. However, if the Company does not furnish such evidence and/or give these instructions, the Depositary may:

•
if practicable, sell rights in proportion to the number of ADSs held by registered holders to whom the Depositary has determined it may not lawfully or feasibly make such rights available and distribute the net proceeds as cash; or

•
allow rights in proportion to the number of ADSs held by registered holders to whom the Depositary has determined it may not lawfully or feasibly make such rights available to lapse, in which case such registered holders will receive nothing.

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If the Depositary makes rights available to an investor, upon instruction from such investor, it will exercise the rights and purchase the shares on that investor’s behalf. The Depositary will then deposit the shares and issue ADRs to that investor. It will only exercise rights if the investor pays it the exercise price and any other charges the rights require the investor to pay.

US securities laws may restrict the exercise or sale of rights or the sale, deposit, cancellation and transfer of the shares or ADSs issued after exercise of rights. For example, an investor may not be able to trade the ADSs freely in the United States.

The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

The Company has no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•
Other distributions. In the case of a distribution of securities or property other than those described above, the Depositary may distribute such securities or property in any manner it deems equitable and practicable. To the extent the Depositary deems distribution of such securities or property not to be feasible, the Depositary may, after consultation with the Company, adopt any method that it reasonably deems to be equitable and practical, including but not limited to the sale of such securities or property and distribution of any net proceeds in the same way that cash is distributed.

Any US dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents (fractional cents will be rounded to the nearest whole cent).

The Depositary may choose any practical method of distribution for any specific ADR holder, including the distribution of securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities.

There can be no assurances that the Depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

The Depositary will issue ADSs if an investor or such investor’s broker deposits shares or evidence of rights to receive shares with the custodian.

Ordinary shares deposited with the custodian must also be accompanied by certain documents, including instruments showing that such ordinary shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited ordinary shares for the account of the Depositary. ADR holders thus have no direct ownership interest in the ordinary shares and only have such rights as are contained in the deposit agreement. The deposited shares and any other securities, property or cash received by the Depositary or the custodian and held under the deposit agreement are referred to as deposited securities.

Upon each deposit of ordinary shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the Depositary and any taxes or other fees or charges owing, the Depositary will execute and deliver ADRs in the name of the person entitled thereto evidencing the number of ADSs to which such person is entitled.

When an ADR holder turns in an ADR at the Depositary’s corporate trust office, the Depositary will, upon payment of certain applicable fees, charges and taxes, and upon receipt of proper instructions, deliver the underlying ordinary shares to the investor. At the investor’s risk, expense and request, the Depositary will deliver deposited securities at its corporate trust office if feasible.

The Depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing the Company’s transfer books or those of the Depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

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•	the payment of fees, taxes and similar charges; or

•	compliance with any US or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Voting Rights

An investor may instruct the Depositary to vote the shares underlying its ADRs but only if the Company has asked the Depositary to request the investor’s instructions. Otherwise, an investor will not be able to exercise the right to vote unless the investor withdraws the shares from the deposit facility. However, an investor may not know about a proposed meeting sufficiently in advance to withdraw the shares. In connection with its listing on the New York Stock Exchange, if required by the Exchange, the Company will furnish to the Depositary a proxy form for purposes of voting at shareholder meetings. After receiving voting materials from the Company, the Depositary will, if the Company requests it to do so, notify the ADR holders of any shareholder meeting or solicitation of consents for proxies. This notice will describe the matters to be voted on and explain how such ADR holder may instruct the Depositary to exercise the votin g rights for the ordinary shares which underlie the ADSs. For instructions to be valid, the Depositary must receive them on or before the date specified. The Depositary will try, as far as practical, subject to English law and the provisions of the Company’s articles of association, to vote or to have its agents vote the shares or other deposited securities as the ADR holder instructs. The Depositary will not vote or attempt to exercise the right to vote that attaches to the shares or other deposited securities, other than in accordance with such ADR holder’s instructions or deemed instructions. If the Depositary does not receive instructions from such ADR holder on or before the specified date, the Depositary will deem that ADR holder to have instructed it to give a discretionary proxy to a person designated by the Company to vote such deposited securities, except with respect to matters as to which the Company has notified the Depositary that: it does not wish a discretionary pr oxy to be given, substantial opposition exists, or the matter materially and adversely affects the rights of ADR holders.

However, the Company cannot assure each investor will receive voting materials in time for such investor to give the Depositary instructions to vote such investor’s shares. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions to vote the deposited securities, for example, if the instructions are not received in time to vote the amount of the deposited securities or if English or other applicable laws prohibit such voting. This means that an investor may not be able to vote in respect of the ordinary shares underlying the investor’s ADSs.

Record Dates

The Depositary may fix record dates for the determination of the ADR holders who will be:

•	entitled to receive a dividend, distribution or rights; or

•	entitled to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities subject to the limitations discussed above,

all subject to the provisions of the deposit agreement.

Reports and Other Communications

The Depositary will make available for inspection by ADR holders any reports and communications from the Company that are both received by the Depositary as holder of deposited securities and made generally available by the Depositary to the holders of deposited securities. Upon the request of the Company, the Depositary will send to each investor copies of reports furnished by the Company to the custodian pursuant to the deposit agreement.

Fees and Expenses

ADR holders will be charged a fee for delivery of ADRs against the deposit of ordinary shares, including issuances of ADRs resulting from distributions of ordinary shares, rights and other property, and for the surrender

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of ADRs in exchange for deposited securities, including if the deposit agreement terminates. The fee in each case is $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered. If the Depositary sells rights on behalf of an ADR holder, a fee will be deducted from the proceeds of the sale in an amount equal to the fee for delivery of ADRs that would have been charged had the ADR holder received and exercised the rights that were instead sold. If the Depositary sells shares in connection with a share distribution on behalf of an ADR holder, the Depositary will deduct from the net proceeds of any such sale a fee of $2.00 for each 100 ADSs (or any portion thereof) sold. ADR holders or persons depositing ordinary shares may also be charged the following expenses:

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	charges of the Depositary in connection with the conversion of foreign currency into US dollars.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the Depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the Depositary may deduct the amount thereof from any cash distributions, or sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case, the ADR holder remains liable for any shortfall. If the Depositary sells deposited securities, it will, if appropriate, reduce the number of ADRs to reflect the sale and pay to the ADR holder any proceeds, or send to the ADR holder any property, remaining after the Depositary has paid the taxes. Additionally, if any tax or governmental charge is unpaid, the Depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under lim ited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the Depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled to them.

Reclassifications, Recapitalizations and Mergers

If the Company takes actions that affect the deposited securities, including any change in par value, split-up, consolidation or other reclassification of deposited securities or any recapitalization, reorganization, merger, consolidation, sale of assets or other similar action, then the Depositary may, and will if the Company asks it to:

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions; or

•	sell any securities or property received and distribute the proceeds as cash.

Amendment and Termination

The Company may agree with the Depositary to amend the deposit agreement and the ADSs without the ADR holder’s consent for any reason. ADR holders must be given at least three months’ notice of any amendment that imposes or increases any fees or charges (except for taxes and other charges specifically payable by ADR holders under the deposit agreement), or prejudices any substantial existing right of ADR holders. If an ADR holder continues to hold ADRs when an amendment has become effective such ADR holder is deemed to be bound by the ADRs and the agreement as amended.

No amendment will impair the right of an ADR holder to surrender ADSs and receive the underlying securities except to comply with mandatory provisions of applicable law, if any.

The Depositary will terminate the deposit agreement if the Company asks it to do so. The Depositary may also terminate the deposit agreement if the Depositary has told the Company that it would like to resign and the Company has not appointed a new depositary bank within 90 days. After termination, the Depositary’s only responsibility will be (i) to advise the ADR holders that the deposit agreement is terminated, (ii) to collect

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distributions on the deposited securities, (iii) to sell rights and other property, and (iv) to deliver shares and other deposited securities upon cancellation of the ADRs. At any time after the expiration of one year from the termination date, the Depositary may sell the deposited securities which remain and hold the net proceeds of such sales and any other cash it is holding under the deposit agreement, without liability for interest, for the pro rata benefit of ADR holders who have not yet surrendered their ADRs. After making such sale, the Depositary shall have no obligations except to account for such proceeds and other cash. The Depositary will not be required to invest such proceeds or pay interest on them.

Limitations on Obligations and Liability to ADR holders

The deposit agreement expressly limits the obligations and liability of the Depositary, the Company and their respective agents. Neither the Company nor the Depositary will be liable if:

•
law, regulation, the provisions of or governing any deposited securities, act of God, war, terrorism or other circumstance beyond its control shall prevent, delay, forbid or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provide shall be done or performed by it;

•	it exercises or fails to exercise discretion permitted under the deposit agreement or the ADR;

•	it performs its obligations specifically set forth in the deposit agreement without negligence or bad faith; or

•	it takes any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information.

In the deposit agreement, the Company agrees to indemnify The Bank of New York for acting as Depositary, except for losses caused by The Bank of New York’s own negligence or bad faith, and The Bank of New York agrees to indemnify the Company for losses resulting from the Depositary’s negligence or bad faith.

The Depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote.

The Depositary may own and deal in deposited securities and in ADSs.

Disclosure of Interests

The Company may request that ADR holders provide such information as it may request in a notice pursuant to the Companies Act. In addition, ADR holders must comply with the provisions of the Companies Act with regard to the notification to the Company of interests in the Company’s shares.

Requirements for Depositary Actions

Before the Depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of shares, the Depositary may require:

•	payment of stock transfer or other taxes or other governmental charge and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The Depositary may refuse to deliver, transfer or register transfers of ADRs generally if the register for ADRs or any deposited securities is closed or at any time or if the Depositary or the Company thinks it advisable to do so.

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Books of Depositary

The Depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs. ADR holders may inspect such records at the Depositary’s corporate trust office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement.

The Depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time when the Depositary considers it expedient to do so.

Pre-release of ADRs

Unless requested by the Company to cease doing so, the Depositary may deliver ADRs prior to the deposit of ordinary shares with the custodian. This is called a pre-release of the ADRs. A pre-release is closed out as soon as the underlying ordinary shares (or other ADRs) are delivered to the Depositary. The Depositary may pre-release ADRs only if:

•	the Depositary has received collateral that will provide substantially similar liquidity and security to the pre-released ADRs;

•	the Depositary is able to close out the pre-release on not more than five business days’ notice; and

•
the person to whom the pre-release is being made represents, in writing, ownership of the underlying ordinary shares, assigns all rights in such shares to the Depositary and will not transfer or otherwise dispose of the shares except in satisfaction of the pre- release.

In addition, the Depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the Depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

The Depositary

The Bank of New York, a “banking organization” within the meaning of the New York Banking Law, is a commercial bank offering a wide range of banking and trust services to its customers in the New York metropolitan area, throughout the United States and around the world.

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PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B.	CODE OF ETHICS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See “Item 18. Financial Statements”.

ITEM 18.	FINANCIAL STATEMENTS

The following combined financial statements and related schedule, together with the report thereon of Ernst & Young LLP, and unaudited condensed pro forma financial information are filed as part of this registration statement:

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ITEM 19.	EXHIBITS

The following exhibits are to be filed as part of this registration statement:

Exhibit 1	Form of Memorandum and Articles of Association
Exhibit 2(b)(i)	£1,500,000,000 Facility Agreement dated February 13, 2003 for Mitchells & Butlers PLC relating to the Company’s bank credit facility, (the “Facility Agreement”)
Instruments defining the Rights of Holders of Long-Term Debt. The total amount of long-term debt of the Group authorized under any individual instrument, other than the Facility Agreement attached hereto, does not exceed 10% of the total assets of the Group on a consolidated basis. The Company agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request
Exhibit 4(a)(i)	Form of Separation Agreement
Exhibit 4(a)(ii)	Form of M and B Group Transfer Share Purchase Agreement
Exhibit 4(a)(iii)	Form of Transitional Services Agreement
Exhibit 4(a)(iv)	Sponsor’s Agreement dated February 17, 2003, among Six Continents PLC, InterContinental Hotels Group PLC, Mitchells & Butlers PLC, and Salomon Brothers International Limited
Exhibit 4(a)(v)	Bede Acquisition Agreement: Sale and Purchase Agreement in respect of Bede Leisure Retail Limited, West Midlands Taverns (Holdings) Limited and Quayside Caterers Limited, dated February 14, 2001 among Bass Taverns Limited, Bede Retail Investments Limited and Bede Acquisition Company Limited
Exhibit 4(c)(i)	Tim Clarke’s service contract, dated February 12, 2003
Exhibit 4(c)(ii)	Karim Naffah’s service contract, dated February 12, 2003
Exhibit 4(c)(iii)	Mike Bramley’s service contract, dated February 12, 2003
Exhibit 4(c)(iv)	Tony Hughes’ service contract, dated February 12, 2003
Exhibit 8	Subsidiaries
Exhibit 10(a)	Consent of Ernst & Young LLP
Exhibit 10(b)	Form of Deposit Agreement among Mitchells & Butlers PLC, The Bank of New York, as Depositary, and all holders from time to time of American Depositary Receipts

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MITCHELLS & BUTLERS PLC

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Mitchells & Butlers PLC

We have audited the accompanying combined balance sheets of Mitchells & Butlers PLC as of September 30, 2002 and 2001, and the related combined profit and loss accounts and combined statements of changes in invested capital and cash flows for each of the three years in the period ended September 30, 2002. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Mitchells & Butlers PLC at September 30, 2002 and 2001, and the combined results of its operations and its combined cash flows for each of the three years in the period ended September 30, 2002 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 32 of Notes to the Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

ERNST & YOUNG LLP

London, England
March 28, 2003

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MITCHELLS & BUTLERS PLC

COMBINED PROFIT AND LOSS ACCOUNT
	Year ended September 30

	2002		2001		2000

	(£ million, except per ordinary share amounts)
Turnover – (Note 4)	1,481		1,562		1,762
Analyzed as:
Continuing operations	1,481		1,562		1,683
Discontinued operations	—		—		79

Costs and overheads, less other income – (Note 5)	(1,192)		(1,256)		(1,396)

Operating profit – (Note 4)	289		306		366

Analyzed as:
Continuing operations	289		306		348
Discontinued operations	—		—		18

Non-operating exceptional items – (Note 7)	(2)		(36)		33

Analyzed as:
Continuing operations: Loss on disposal of fixed assets	(2)		—		—
Loss on disposal of operations	—		(36)		—
Discontinued operations: Profit on disposal of operations	—		—		33
Profit on ordinary activities before interest – (Note 4)	287		270		399
Interest receivable – (Note 8) (i)	2		6		3
Interest payable and similar charges – (Note 8) (i)	(45)		(64)		(86)

Profit on ordinary activities before taxation	244		212		316
Tax on profit on ordinary activities – (Note 9) (i)	(80)		(82)		(111)

Profit for the financial year (ii)	164		130		205

Earnings per ordinary share – (Note 10)
Basic	22.3	p	17.7	p	27.9	p
Diluted	22.3	p	17.7	p	27.9	p
Adjusted	22.3	p	23.6	p	23.4	p

There are no other recognized gains or losses other than those shown in the profit and loss account.

(i)	The interest and tax charges are not representative of the charges to be incurred by the M and B Group following the Separation.

(ii)
A summary of the significant adjustments to profit for the financial year that would be required had United States generally accepted accounting principles been applied instead of those generally accepted in the United Kingdom is set out in Note 32 of Notes to the Financial Statements.

(iii)	Historical cost Group profits and losses:

	Year ended September 30

	2002	2001	2000

	(£ million)
Reported profit on ordinary activities before taxation	244	212	316
Realization of revaluation gains of previous periods	1	11	—

Historical cost profit on ordinary activities before taxation	245	223	316

Historical cost profit for the financial year	165	141	205

The Notes to the Financial Statements are an integral part of these Financial Statements.

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MITCHELLS & BUTLERS PLC

COMBINED BALANCE SHEET
	September 30

	2002	2001

	(£ million)
Fixed assets
Intangible assets – (Note 16)	11	11
Tangible assets – (Note 17)	3,526	3,381

	3,537	3,392
Current assets
Stocks – (Note 18)	49	44
Debtors – (Note 19)	78	93
Investments (i)	2	2
Cash at bank and in hand (i)	16	18

	145	157
Creditors: amounts falling due with one year – (Note 20)
Amounts due to Six Continents Group companies (i)	(831)	(825)
Other current liabilities – (Note 20)	(219)	(250)

	(1,050)	(1,075)

Net current liabilities	(905)	(918)

Total assets less current liabilities	2,632	2,474
Creditors: amounts falling due after one year	(1)	(1)
Provisions for liabilities and charges – (Note 21)
Deferred tax	(179)	(159)
Other	(14)	(13)

	(193)	(172)

Net assets	2,438	2,301

Invested capital (ii)	2,438	2,301

(i)	Current asset investments, cash, borrowings and amounts due to Six Continents Group companies are not representative of the amounts to be reported by the M and B Group following the Separation.

(ii)
A summary of the significant adjustments to invested capital that would be required had United States generally accepted accounting principles been applied instead of those generally accepted in the United Kingdom is set out in Note 32 of Notes to the Financial Statements.

The Notes to the Financial Statements are an integral part of these Financial Statements.

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MITCHELLS & BUTLERS PLC

COMBINED STATEMENT OF CHANGES IN INVESTED CAPITAL
Total invested capital

(£ million)
At October 1, 1999	1,301
Profit for the financial year	205
Change in net investment	865

At September 30, 2000	2,371
Profit for the financial year	130
Change in net investment	(200)

At September 30, 2001	2,301
Profit for the financial year	164
Change in net investment	(27)

At September 30, 2002	2,438

Goodwill eliminated against invested capital is £50 million at October 1, 1999 and September 30, 2000, 2001 and 2002.

The Notes to the Financial Statements are an integral part of these Financial Statements.

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MITCHELLS & BUTLERS PLC

COMBINED STATEMENT OF CASH FLOWS
	Year ended September 30

	2002	2001	2000

	(£ million)
Operating activities – (Note 11)	371	344	446

Interest paid	(45)	(64)	(86)
Interest received	2	6	3

Returns on investments and servicing of finance (i)	(43)	(58)	(83)

Taxation (i)
United Kingdom corporation tax paid	(82)	(34)	(80)

Paid:
Tangible fixed assets	(256)	(314)	(250)
Trade loans	—	—	(8)
Received:
Tangible fixed assets	30	24	45
Trade loans	—	—	5
Other fixed asset investments	—	2	—

Capital expenditure and financial investment	(226)	(288)	(208)

Acquisitions	—	—	(25)
Disposals	—	599	65
Cash and overdrafts disposed	—	(1)	(1)

Acquisitions and disposals	—	598	39

Net cash inflow before management of liquid resources and financing	20	562	114
Management of liquid resources and financing (i)
Increase/(decrease) in borrowings and liquid resources – (Note 15)	5	(368)	(67)
Change in net investment by Six Continents Group companies	(27)	(200)	(48)

Decrease in cash and overdrafts	(2)	(6)	(1)

(i)
The returns on investments and servicing of finance, taxation and management of liquid resources and financing cash flows shown above are affected significantly by the financing and taxation arrangements of the Six Continents Group. Accordingly, the cash flows of those items included above may not be representative of those that may arise following the Separation.

(ii)
The significant differences between the cash flow statement presented above and that required under United States generally accepted accounting principles are described in Note 32 of Notes to the Financial Statements.

The Notes to the Financial Statements are an integral part of these Financial Statements.

<<<<

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MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Basis of Preparation

In October 2002, the board of Six Continents PLC (“Six Continents”) announced the proposed separation of its hotels and soft drinks businesses (“Hotels”) from its retail business (“Retail”) (the “Separation”) and the return of £700 million of capital to shareholders (the return of capital and, together, the “Transaction”).

At an extraordinary meeting of Six Continents’ shareholders and a shareholders’ meeting convened by order of the High Court of Justice in England and Wales (the “Court”), both held on March 12, 2003, the Six Continents shareholders approved the various steps necessary to implement the Transaction.

The Separation of Retail and Hotels is to be effected by way of a reverse demerger whereby Mitchells & Butlers PLC (the “Company”) is to be placed above Six Continents. The transfer of certain retail business subsidiaries by Six Continents to the Company is to be undertaken. The Company will then spin off Six Continents to InterContinental Hotels Group PLC (“InterContinental”) by way of a capital reduction.

On completion of the Transaction, the Company will be the holding company for Retail, and InterContinental will be the holding company for Hotels.

The Company was incorporated on October 2, 2002 as Hackplimco (No. 111) plc and changed its name to Mitchells & Butlers PLC on February 4, 2003.

On incorporation, the Company had an authorized share capital of £50,000, dividend into 50,000 ordinary shares of £1 each, of which two were issued for cash at £1 per share to the subscribers to the memorandum of association. Since incorporation, there have been the following changes in the authorized and issued share capital, all of which were effected on February 6, 2003:

(i)	the entire authorized ordinary share capital of £50,000 was subdivided into ordinary shares of 1p each;

(ii)
the authorized share capital was increased to £10,000,050,000 by the creation of 999,994,999,998 additional ordinary shares of 1p each, two redeemable deferred shares of 1p each and one redeemable preference share of £50,000; and

(iii)	the two redeemable deferred shares and redeemable preference share so created were allotted and treated as paid up in full.

The Company intends to redeem the preference shares and the redeemable deferred shares shortly after the Separation.

On April 11, 2003, and subject to its approval by the Court, pursuant to a scheme of arrangement under section 425 of the Companies Act 1985, the existing share capital of Six Continents is to be cancelled. The Company will become the parent company of Six Continents by the issue to the shareholders of Six Continents of one ordinary share in the Company and 81p in cash for each ordinary share of Six Continents held on April 11, 2003, as consideration for the issue to the Company of 867 million new ordinary shares in Six Continents.

On April 12, 2003, Six Continents will transfer its interests in the Retail companies and Standard Commercial Property Developments Limited (“SCPD”) to the Company.

The Company’s ordinary shares will then be consolidated on a 50 for 59 basis (the “M and B Share Consolidation”).

On April 15, 2003, following approval by the Court, the nominal value of the Company’s ordinary shares is to be reduced by way of a capital reduction under section 135 of the Companies Act 1985. Under this capital reduction the Company will transfer its shares in Six Continents to InterContinental in consideration for the issue by InterContinental to the shareholders of the Company of one ordinary share in InterContinental for each ordinary share in the Company held on April 11, 2003. The surplus arising from this capital reduction, which is

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MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 1 – Basis of Preparation – (Continued)

currently intended to be £983 million, will be transferred to other reserves or the profit and loss account as directed by the Court.

On completion of the Separation, the Company will have in place various employee share schemes as described in Note 30.

The following summarizes the accounting and other principles which have been adopted in preparing the Combined Financial Statements:

•	The Combined Financial Statements are prepared for the 52 week periods ending on the Saturday nearest to September 30.

•
The Combined Financial Statements combine those entities that will be part of the M and B Group post Separation, using merger accounting principles, as if they had been part of the M and B Group for all periods presented or, where appropriate, from their date of acquisition or to their date of disposal by Six Continents. The principal entities included are shown in Note 29.

•
During the three-year period ended September 30, 2002, the M and B Group’s operations were principally funded by share capital and balances with Six Continents Group companies part of which is intended to be capitalized and the remainder of which is intended to be repaid on Separation.

•
The results within the Combined Financial Statements include a share of corporate head office costs and other centrally incurred costs which have historically been recharged by Six Continents to its underlying business segments. These principally comprise corporate recharges such as pensions and share scheme costs. The level of costs that the M and B Group estimates it will incur following the Separation will be no greater than the level of the recharge.

•
Net interest reflects interest which has been earned by or charged to the M and B Group by other Six Continents Group companies. The interest charges presented are not representative of those that will be incurred by the M and B Group, following the Separation.

•
The tax charge is based on the historical tax charge reported by the relevant companies comprising the M and B Group. The companies within the M and B Group have been part of the tax arrangements of Six Continents and the tax charges presented may not be representative of tax charges that would have been incurred had the M and B Group not formed part of Six Continents or that which will be incurred following the Separation.

•
It is envisaged that the majority of costs relating to the Separation will be borne by InterContinental. To the extent that any of these costs are liabilities of and are borne by the M and B Group, they will be charged in its profit and loss account in the year ending September 30, 2003.

As part of the group reorganization undertaken by Six Continents prior to implementing the Transaction, certain companies have been and will be transferred to the M and B Group for non-equity consideration. Schedule 4A to the Companies Act 1985 and Financial Reporting Standard 6 (“FRS 6”) and together, the “Relevant Provisions” require such transfers to be accounted for using acquisition accounting principles. This would have resulted in the restatement at fair value of the assets and liabilities transferred and the recognition of goodwill which would not have been representative of the goodwill that would have arisen had the transfers been for arm’s length consideration. Furthermore, as the transfers occurred at different dates the results of operations and cash flows of the related businesses would not be included for a full year. Similarly, the acquisition of Six Continents by the Company would st rictly be required to be accounted for using acquisition accounting principles because the consideration includes cash in excess of 10% of the nominal value of the shares issued. However, the rights of the ultimate shareholders were not affected by the implementation of these internal transfers and will not be affected by the acquisition. Accordingly, in the opinion of the directors, using acquisition accounting principles, would not give a true and fair view and, consequently, merger accounting principles have been used in the

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MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 1 – Basis of Preparation – (Continued)

preparation of these financial statements and will be used in preparation of the Company’s future consolidated financial statements. The effects of this departure cannot reasonably be quantified.

The strict application of the merger accounting principles in the Relevant Provisions would require the inclusion of the results of operations and cash flows of Hotels as well as those of Retail in the financial statements. However, Six Continents is expected to be a subsidiary undertaking of the Company for only approximately four days to effect the Separation in an efficient manner. This application of the Relevant Provisions would, in the opinion of the directors, not give a true and fair view because the financial statements would be misleading and would not be relevant to the ability of shareholders to understand the Transaction. Accordingly, the financial statements have been prepared as if the M and B Group had been demerged from Six Continents and, in accordance with the principles of merger accounting, as if the businesses comprising the M and B Group had been part of the M and B Group for all periods presented or where appropriate, from their date of acquisition or to the date of disposal by Six Continents. Summarized financial information relating to the results of operations, cash flows and assets of Six Continents PLC and the hotels and soft drinks business excluded from these financial statements is set out in Note 31.

Note 2 – Accounting Policies

Basis of Accounting

The Combined Financial Statements have been prepared under the historical cost convention, as modified by the revaluation of certain tangible fixed assets, and in accordance with applicable United Kingdom accounting standards.

Fixed assets and depreciation

(i)	Goodwill

Any excess of purchase consideration for an acquired business over the fair value attributed to its separately identifiable assets and liabilities represents goodwill. Goodwill is capitalized as an intangible asset. Goodwill arising on acquisitions prior to September 30, 1998 was eliminated against invested capital. To the extent that goodwill denominated in foreign currencies continues to have value, it is translated into sterling at each balance sheet date and any movements are accounted for as set out under “foreign currencies”. On disposal of a business, any goodwill relating to the business and previously eliminated against invested capital, is taken into account in determining the gain or loss on disposal.

(ii)	Other intangible assets

On acquisition of a business, no value is attributed to other intangible assets which cannot be separately identified and reliably measured. No value is attributed to internally generated intangible assets.

(iii)	Tangible assets

Freehold and leasehold land and buildings are stated at cost, or valuation, less depreciation. All other fixed assets are stated at cost less depreciation.

When implementing FRS15 “Tangible Fixed Assets” in the year ended September 30, 2000, the Six Continents Group did not adopt a policy of revaluing properties. The transitional rules of FRS 15 were applied so that the carrying value of properties include an element resulting from previous valuations.

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MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 2 – Accounting Policies – (Continued)

(iv)	Revaluation

Surpluses or deficits arising from previous professional valuations of properties, realized on the disposal of an asset, are transferred from the revaluation reserve to the profit and loss account reserve within invested capital.

(v)	Impairment

Any impairment arising on an income-generating unit, other than an impairment which represents a consumption of economic benefits, is eliminated against any specific revaluation reserve relating to the impaired asset in that income-generating unit with any excess being charged to the profit and loss account.

(vi)	Depreciation and amortization

Goodwill and other intangible assets are amortized over their estimated useful lives, generally 20 years.

Freehold land is not depreciated.

Freehold and long leasehold properties are depreciated over 50 years from the date of acquisition.

Leasehold properties are depreciated over the unexpired term of the lease when less than 50 years.

The cost of plant, machinery, fixtures, fittings, tools and equipment (owned or leased) is spread by equal installments over the estimated useful lives of the relevant assets, namely:

Equipment in retail outlets	3-25 years
Information technology equipment	3-7 years
Vehicles	4-5 years
Plant and machinery	4-20 years

All depreciation and amortization is charged on a straight line basis.

Deferred taxation

Deferred tax assets and liabilities are recognized, subject to certain exceptions, in respect of all material timing differences between the recognition of gains and losses in the financial statements and for tax purposes. Those timing differences recognized include accelerated capital allowances and short-term timing differences. Timing differences not recognized include those relating to the revaluation of fixed assets in the absence of a commitment to sell the assets, the gain on sale of assets rolled into replacement assets and the distribution of profits from overseas companies in the absence of any commitment by the company to make the distribution.

Deferred tax assets are recognized to the extent that it is regarded as more likely than not that they will be recovered.

Deferred tax is calculated on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Turnover

Turnover represent sales (excluding VAT and similar taxes) of goods and services provided in the normal course of business.

Turnover primarily comprises food and beverage sales which are usually settled at time of sale.

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MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 2 – Accounting Policies – (Continued)

Leases

Operating lease rentals are charged to the profit and loss account on a straight line basis over the term of the lease.

Pensions

Historically, the Group’s employees have been members of the Six Continents pension plans and amounts charged to the profit and loss account have been calculated in accordance with SSAP 24 ‘Accounting for Pension Costs’. Accordingly, the regular cost of providing pensions to current employees is charged to the profit and loss account over the average expected service life of those employees. Variations in regular pension costs are amortized over the average expected service life of current employees on a straight line basis. Cash amounts paid by the Group to Six Continents in respect of pensions equate to the profit and loss account charge.

Stocks

Stocks are stated at the lower of cost and net realizable value. Work in progress is in respect of the property development activities of Standard Commercial Property Developments Limited (“SCPD”).

Foreign currencies

Transactions in foreign currencies are recorded at the exchange rates ruling on the dates of the transactions. Assets and liabilities denominated in foreign currencies are translated into sterling at the relevant rates of exchange ruling at the balance sheet date.

The results of overseas operations are translated into sterling at weighted average rates of exchange for the period. Exchange differences arising from the retranslation of opening net assets (including any goodwill previously eliminated against invested capital) denominated in foreign currencies are taken directly to invested capital. All other exchange differences are taken to the profit and loss account.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Exchange rates

The results of overseas operations have been translated into sterling at weighted average rates of exchange for the year of £1 = €1.60 (2001: £1 = €1.62, 2000: £1 = €1.62) and euro denominated assets and liabilities have been translated into sterling at rates of exchange on September 30, 2002 of £1 = €1.59 (2001: £1 = €1.61, 2000: £1 = €1.66).

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MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 4 – Segment Analysis

The Group has two operating segments, Retail, which consists of two ongoing divisions, Pubs & Bars and Restaurants, and SCPD.

Turnover
	Year ended September 30

	2002	2001	2000

	(£ million)
Retail:
Pubs & Bars	866	832	818
Restaurants	609	564	520
Inns and other (i)	—	161	336

	1,475	1,557	1,674
SCPD	6	5	9

Continuing operations	1,481	1,562	1,683
Discontinued operations (ii)	—	—	79

	1,481	1,562	1,762

Predominantly all of the Group’s turnover arises in the United Kingdom.

(i)	Relates to turnover received in respect of the 988 pubs sold to Nomura in 2001.
(ii)	Relates to the business of Lastbrew Limited, which was part of the disposal of the Bass brewing business by Six Continents.

Profit
	Year ended September 30

	2002			2001			2000

	Operating profit	Exceptional items	Profit on ordinary activities before interest	Operating profit	Exceptional items (i)	Profit on ordinary activities before interest	Operating profit	Exceptional Items (i)	Profit on ordinary activities before interest

	(£ million)
Retail:
Pubs & Bars	190	(1)	189	187	—	187	186	—	186
Restaurants	98	(1)	97	87	—	87	85	—	85
Inns and other (ii)	—	—	—	31	(36)	(5)	75	—	75

	288	(2)	286	305	(36)	269	346	—	346
SCPD	1	—	1	1	—	1	2	—	2

Continuing operations	289	(2)	287	306	(36)	270	348	—	348
Discontinued operations (iii)	—	—	—	—	—	—	18	33	51

	289	(2)	287	306	(36)	270	366	33	399

Predominantly all of the Group’s profits arise in the United Kingdom.

(i)	See Note 7.
(ii)	Relates to the operating profit and the loss on sale in respect of the 988 pubs sold to Nomura in 2001.
(iii)	Relates primarily to the operating profit and gain on the disposal of the business of Lastbrew Limited, which was part of the disposal of the Bass brewing business by Six Continents.

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MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 4 – Segment Analysis – (Continued)

Assets
	September 30

	2002		2001		2000

	Total	Net operating	Total	Net operating	Total	Net operating

	(£ million)
Retail	3,642	3,467	3,506	3,328	3,954	3,728
SCPD	40	26	43	23	41	8

Continuing operations	3,682	3,493	3,549	3,351	3,995	3,736
Non-operating assets:
Current asset investments		2		2		26
Cash at bank and in hand		16		18		24
Non-operating liabilities:
Borrowings		(4)		(5)		(25)
Corporate taxation		(59)		(81)		(59)
Deferred taxation		(179)		(159)		(134)
Balances with Six Continents Group companies		(831)		(825)		(1,197)

Net assets	3,682	2,438	3,549	2,301	3,995	2,371

Geographical analysis
United Kingdom	3,634	3,451	3,508	3,315	3,969	3,713
Rest of Europe, the Middle East and Africa	48	42	41	36	26	23

	3,682	3,493	3,549	3,351	3,995	3,736
Net non-operating liabilities		(1,055)		(1,050)		(1,365)

	3,682	2,438	3,549	2,301	3,995	2,371

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MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 5 – Costs and Overheads, Less Other Income

	Year ended September 30

	2002	2001		2000

	Total	Total	Continuing operations	Discontinued operations (i)	Total

	(£ million)

Raw materials and consumables	377	410	456	38	494
Changes in stocks of finished goods and work in progress	(5)	—	(10)	—	(10)
Staff costs – (Note 6)	378	390	405	3	408
Depreciation of tangible fixed assets	86	84	90	1	91
Amortization of goodwill	1	1	1	—	1
Hire of plant and machinery	30	34	37	—	37
Property rentals	42	37	36	—	36
Income from fixed asset investments	—	—	—	(1)	(1)
Other external charges	283	300	320	20	340

	1,192	1,256	1,335	61	1,396

(i)	Relates to the business of Lastbrew Limited, which was part of the disposal of the Bass brewing business by Six Continents.

Auditors’ remuneration was £0.1 million (2001: £0.1 million, 2000: £0.1 million) for audit services and nil for non-audit services (2001: £0.1 million, 2000: £0.1 million).

Note 6 – Staff

Costs
	Year ended September 30

	2002	2001	2000

	(£ million)

Wages and salaries	352	363	379
Social security costs	25	25	26
Pensions	1	2	3

	378	390	408

Employee numbers

Average number of employees, including part-time employees:

	Year ended September 30

	2002	2001	2000

	(Number)

Retail	38,740	41,273	48,011
SCPD	7	9	8

Continuing operations	38,747	41,282	48,019
Discontinued operations	—	—	70

	38,747	41,282	48,089

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MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 6 – Staff – (Continued)

Pensions

As part of the Separation it is proposed that new pension schemes will be set up for InterContinental PLC with the Company becoming the sponsoring employer for the Six Continents Pension Plan and the Six Continents Executive Pension Plan. InterContinental PLC will set up plans for each of its hotels and soft drinks businesses, with replica arrangements for benefits and, where practicable, actives, deferreds and pensioners associated with the hotels business and the soft drinks business will be transferred to their respective plans. On April 1, 2003, the assets and obligations of the existing pension plans will be split, with approximately 30% of the obligations and related assets at that date being transferred to the InterContinental PLC schemes. As a result, the pension charges disclosed below may not be representative of the charges that will be incurred by the M and B Group going forward.

The Company’s contributions to the Six Continents pension plans are noted below.

	Year ended September 30

	2002	2001	2000

	(£ million)

Regular cost	13	14	14
Variations from regular cost	(12)	(12)	(12)

Pension cost in respect of the two principal plans	1	2	2
Other plans	—	—	1

	1	2	3

The costs above relate to the Company, however, the disclosures which are made below relate to the two Six Continents Plans in total.

Historically, retirement and death benefits have been provided for eligible Six Continents employees in the United Kingdom principally by the Six Continents Pension Plan (“SCPP”) which covers approximately 7,875 (2001 6,989, 2000 8,298) employees and the Six Continents Executive Pension Plan (“SCEPP”) which covers approximately 411 (2001 396, 2000 400) employees. The plans are predominantly defined benefit schemes for current members. For new entrants, the plans will provide defined contribution benefits. These plans are discussed in further detail below.

The assets of the plans are held in self-administered trust funds separate from the Company and Six Continents Group’s assets. The Six Continents Group operates a number of minor pension schemes outside the United Kingdom, the most significant of which is a defined contribution scheme in the United States; there is no material difference between the pension costs of, and contributions to, these schemes.

The pension costs related to the two principal plans are assessed in accordance with the advice of independent qualified actuaries using the projected unit method. They reflect the March 31, 1999 actuarial valuations. The significant assumptions in these valuations were that wages and salaries increase on average by 4.0% per annum, the long-term return on assets is 6.0% per annum and pensions increase by 2.5% per annum. The average expected remaining service life of current employees is 14 years.

At March 31, 1999, the market value of the combined assets of the two principal plans was £2,132 million and the value of the assets was sufficient to cover 117% of the benefits that had accrued to members after allowing for expected increases in earnings. The assets and liabilities of the plans reduced significantly following the pension scheme transfers that arose from the disposal of Bass Brewers in August 2000.

Actuarial valuations as at March 31, 2002 have now been finalised. The results reveal that experience has been adverse since 1999 which will result in an increased pension cost with effect from October 1, 2002, but the plans were fully funded on an actuarial basis at March 31, 2002.

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MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 6 – Staff – (Continued)

In the year to September 30, 2002, the Six Continents Group (which included the M and B Group) made regular contributions to the two principal pensions plans of £18 million (2001 £17 million, 2000 £20 million), and additional contributions of £15 million (2001 nil, 2000 nil). The agreed employer contribution rates to the defined benefit arrangements for the year ending September 30, 2003 are 11.0% for the SCPP and 27.1% for the SCEPP. In addition, it has been decided that further additional contributions of £31.5 million will be made by companies in the M and B Group, most of which are expected to be paid in the year to September 30, 2003.

FRS 17 – Retirement benefits disclosures

The valuations used for FRS 17 disclosures are based on the initial results of actuarial valuations at March 31, 2002 updated by independent qualified actuaries to September 30, 2002. Scheme assets are stated at market value at September 30, 2002 and the liabilities of the schemes have been assessed as at the same date using the projected unit method. As the two principal plans are now closed as defined benefit schemes, the current service cost as calculated under the projected unit method will increase as members approach retirement. The principal assumptions used by the actuaries to determine the liabilities on FRS 17 basis were:

	September 30

	2002	2001

Wages and salaries increases	3.8%	3.9%
Pensions increases	2.3%	2.4%
Discount rate	5.5%	6.1%
Inflation rate	2.3%	2.4%

The combined assets of the two principal schemes and expected rate of return were:

	Long-term rate of return expected at September 30, 2002	Value at September 30, 2002	Long-term rate of return expected at September 30, 2001	Value at September 30, 2001

	(%)	(£ million)	(%)	(£ million)

Equities	8.0	507	7.5	700
Bonds	4.7	397	5.1	304
Other	8.0	92	7.5	94

Total market value of assets		996		1,098
Present value of scheme liabilities		(1,311)		(1,107)

Deficit in the scheme		(315)		(9)
Related deferred tax asset		95		3

Net pension liability		(220)		(6)

<<<<

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MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 6 – Staff – (Continued)

If FRS 17 had been recognized in the financial statements, the effects would have been as follows:

Year ended September 30, 2002

(£ million, except percentages)
Movement in deficit during the year
Deficit in scheme (before deferred tax) at October 1, 2001	(9)
Current service	(31)
Contributions	33
Finance income	6
Actuarial loss	(314)

Deficit in scheme (before deferred tax) at September 30, 2002	(315)

Operating profit charge
Current service cost	31
Past service cost	—

Total operating profit charge	31

Finance income
Expected return on pension scheme assets	75
Interest on pension scheme liabilities	(69)

Net return	6

Actuarial loss recognized in the Statement of Total Recognized Group Gains and Losses (STRGL)
Actual return less expected return on pension scheme assets	(173)
Experience gains and losses arising on the scheme liabilities	(24)
Changes in assumptions underlying the present value of the scheme liabilities	(117)

Actuarial loss recognized in the STRGL	(314)

History of experience gains and losses
Difference between expected and actual return on scheme assets
Amount	(173)
Percentage of scheme assets	(17% )
Experience gains and losses on scheme liabilities
Amount	(24)
Percentage of the present value of the scheme liabilities	(2% )
Total amount recognized in the STRGL
Amount	(314)
Percentage of the present value of the scheme liabilities	(24% )

There are no material postretirement obligations other than pensions.

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MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 6 – Staff – (Continued)

Directors’ emoluments

Tim Clarke, the current Chief Executive, and Roger Carr, the current senior non-executive director of Six Continents, will be respectively, Chief Executive and non-executive Chairman of M and B. Their remuneration as directors of Six Continents is set out below. These costs may not be representative of the directors’ emoluments in the demerged entity due to the appointment of new directors to the M and B board and renegotiation of current employment contracts. In addition, the pension and benefit schemes are to be reorganized following demerger.

					Total emoluments excluding pensions			Employer’s pension contributions

	Year	Salaries and fees	Performance payments	Benefits	2002	2001	2000	2002	2001	2000

	(£ thousand)
Executive director
Tim Clarke	2002	575	93	26	694			21
	2001	490	213	22		725			20
	2000	365	161	13			539			20
Non-executive director
Roger Carr	2002	46			46
	2001	38				38
	2000	32					32

Details of long-term rewards are shown below. The non-executive director’s remuneration relates to basic salary and fees for current and previous years.

“Performance payments” include the annual bonus and the value of Six Continents ordinary shares allocated under the Six Continents Employee Profit Share Scheme.

“Benefits” incorporate all tax assessable benefits arising from employment by Six Continents, which relate, in the main, to the provision of a company car.

Special Deferred Incentive Plan

Tim Clarke is eligible to be awarded an annual performance-related bonus which, at the discretion of Six Continents, may be payable wholly or partly in Six Continents shares which will be released to him after at least 12 months, together with a matching award in Six Continents shares provided by Six Continents. Such awards are conditional on his continued employment at the release dates. The table below shows the maximum matching share awards.

	Year earned		Six Continents ordinary shares	Value (i)	Release date (ii)

			(thousand)	(£ thousand)
Tim Clarke	2002	(iii)	22	128	December 18, 2003
	2001		44	263	December 18, 2002

(i)	Based on share price at September 30, 2002 of 593p.
(ii)	Awards are conditional on continued employment at the release dates.
(iii)	Maximum matching award.

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MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 6 – Staff – (Continued)

Director’s pensions

The following information relates to the pension arrangements provided for Tim Clarke under the Six Continents Executive Pension Plan (the “Plan”) and under the unfunded Six Continents Executive Top-Up Scheme (“SCETUS”).

The Plan is a funded, Inland Revenue approved, final salary, occupational pension scheme. Its main features applicable to the executive directors are:

(i)	a normal pension age of 60;

(ii)	pension accrual of one thirtieth of final pensionable salary for each year of pensionable service;

(iii)	life assurance cover of four times pensionable salary;

(iv)	pensions payable in the event of ill health; and

(v)	spouse’s and dependants’ pensions on death.

All Plan benefits are subject to Inland Revenue limits. Where such limitation is due to the earnings “cap”, SCETUS is used to increase pension and death benefits to the level that would otherwise have applied.

		Age at September 30	Director’s contributions (i)	Increase in accrued pension (ii)	Accrued pension at September 30

				(£)
Tim Clarke	2002	45	14,400	43,300	193,200	(iii)
	2001	44	14,000	47,900	148,300
	2000	43	13,300	19,700	98,300

(i)	Contributions paid in the year by the director under the terms of the plans.
(ii)	The increase in accrued pension during the year excludes any increase for inflation.
(iii)	Accrued pension is that which would be paid annually on retirement at 60, based on service to September 30, 2002.

The transfer value of Tim Clarke’s accrued pension at September 30, 2002 was £1,261,000 (2001 £924,500, 2000 £649,598).

Long-Term Reward

The 1998/2002 cycle of the Six Continents Long-Term Incentive Plan was completed on September 30, 2002. No award was made.

	Date of award	Gross award before tax – Six Continents ordinary shares	Pre-tax value of award

			2001	2000

		(thousand)	(£ thousand)
Tim Clarke	October 1, 2001	20	124
	October 2, 2000	17		113

Tim Clarke is included in the Six Continents Long-Term Incentive Plan for the cycles 1999/2003, 2000/2003 and 2001/2004, which may or may not provide awards. No plan cycle has been commenced in 2002.

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MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 6 – Staff – (Continued)

Director’s share options

Tim Clarke

	Six Continents ordinary shares under options					Weighted average option price		Option price

	Sept 30	Granted	Lapsed	Exercised	Oct 1

2002		1,583						600	p
A	24,600	—	—	—	—	554	p
B	102,400	—	—	—	—	855	p
C	249,502	—	—	—	—	685	p

Total	376,502	1,583	—	—	374,919	723	p

2001		135,500						723	p
A	24,600	—	—	—	—	554	p
B	102,400	—	—	—	—	855	p
C	247,919	—	—	—	—	686	p

Total	374,919	135,500	—	—	239,419	723	p

2000		87,800						597	p
A	24,600	—	—	—	—	554	p
B	84,300	—	—	—	—	821	p
C	130,519	—	—	—	—	692	p

Total	239,419	87,800	—	—	151,619	723	p

Options are held under the Six Continents Executive Share Option Scheme 1985, the Six Continents Executive Share Option Scheme 1995, the Six Continents Employee Savings Share Scheme 1992 and the Six Continents Sharesave Scheme 2002.

The option grant in 2002 was made under the Six Continents Sharesave Scheme 2002 and is exercisable between October 1, 2005 and March 31, 2006. In fiscal 2002, no options were granted to Tim Clarke under the Six Continents Executive Share Option Scheme 1995.

Shares under option at September 30, 2002 are designated as:

A	where the options are exercisable and the market price per share at September 30, 2002 was above the option price;

B	where the options are exercisable but the market price per share at September 30, 2002 was below the option price; and

C	where the options are not yet exercisable.

The market price on September 30, 2002 was 593p per share (2001: 620p per share, 2000: 665p per share) and the range during the three years was 541p to 841.5p per share.

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MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 6 – Staff – (Continued)

Directors’ Shareholdings of Six Continents Ordinary Shares

	September 30

	2002	2001	2000

	(number)
Executive director
Tim Clarke	76,330	63,147	51,975
Non-executive director
Roger Carr	1,785	1,785	1,785

The above shareholdings are all beneficial interests and include Six Continents shares held on behalf of Tim Clarke by the trustees of the Six Continents Employee Profit Share Scheme. Neither of the directors has a beneficial interest in the shares of any company in the Six Continents Group, nor in the debenture stocks issued by Six Continents or any company within the Six Continents Group.

At September 30, 2002, Tim Clarke, as an executive director and potential beneficiary under the Six Continents PLC ESOP, was technically deemed to be interested in 117,466 (2001: 188,218, 2000: 170,077) unallocated Six Continents ordinary shares held by the trustees of the Six Continents PLC ESOP.

In the period from October 1, 2002 to March 19, 2003, there were no changes in directors’ interests except for transfer of shares from the Six Continents PLC ESOP to beneficiaries.

Employee Share Schemes

On completion of the Separation, the Group will have in place various employee share schemes as described in Note 30.

Note 7 – Non-operating Exceptional Items

Major exceptional items for the purposes of calculating adjusted earnings per share are as follows:

The loss on the disposal of £36 million from continuing operations in 2001 relates to the 988 pubs sold to Nomura.

The profit on disposal of £33 million from discontinued operations in 2000 relates primarily to the business of Lastbrew Limited which was part of the Bass Brewers disposal by Six Continents.

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MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 8 – Interest

	Year ended September 30

	2002	2001	2000

	(£ million)
Interest receivable
Six Continents Group companies	1	5	1
Other	1	1	2

	2	6	3

Interest payable and similar charges
Six Continents Group companies	(45)	(63)	(84)
Other	—	(1)	(2)

	(45)	(64)	(86)

As explained in Note 1, the interest amounts are not representative of the interest payable and receivable by the Group following the Separation.
Note 9 – Tax on Profit on Ordinary Activities
Tax charge
	Year ended September 30

	2002	2001	2000

	(£ million)
United Kingdom corporation tax at 30% (2001: 30%, 2000: 30%)
Current year	60	57	69
Prior years	—	—	1

Total current tax	60	57	70

Deferred tax:
Origination and reversal of timing differences	20	27	41
Prior years	—	(2)	—

Total deferred tax	20	25	41

Tax on profit on ordinary activities	80	82	111

Further analyzed as tax relating to:
Profit before exceptional items	81	75	87
Exceptional items:
Tax charge	—	—	22
Non-operating (see Note 7)	(1)	7	2

	80	82	111

The tax charge for the year has been calculated based on the results of the M and B companies. As explained in Note 1, the tax charge may not be representative of the taxation charge of the Group following the Separation.

Tax chargeable in relation to the non-operating exceptional items amounts to a credit of £1 million (2001 £7 million charge, 2000 £2 million charge) of which nil (2001 £7 million, 2000 nil) relates to major items. (see Note 7.)
The exceptional deferred tax charge of £22 million in 2000 arises from a reassessment of the amounts of capital gains on prior disposals which can be rolled over or held over, based on the Group’s planned capital expenditure and likely disposals. This has been treated as a major exceptional item for purposes of calculating adjusted earnings per share.

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MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 9 – Tax on Profit on Ordinary Activities – (Continued)

Factors affecting current tax charge
	Year ended September 30

	2002	2001	2000

	(£ million)
Profit on ordinary activities before taxation	244	212	316

Reconciliation of United Kingdom standard rate to current rate of tax	(Percentage)
United Kingdom standard rate of corporation tax	30.0	30.0	30.0
Permanent differences	1.6	1.8	1.9
Capital allowances in excess of depreciation	(7.4)	(8.7)	(7.3)
Other timing differences	0.2	(0.5)	(0.3)
Net tax rate effect of overseas businesses	0.4	—	0.3
Adjustment to tax charge in respect of prior periods	(0.1)	—	0.3
Capital gains	(0.2)	—	0.6
Exceptional items	—	4.4	(3.2)

Effective current tax rate on ordinary activities	24.5	27.0	22.3

Reconciliation of United Kingdom standard rate to overall rate of tax
United Kingdom standard rate of corporation tax	30.0	30.0	30.0
Adjusted for:
Permanent differences	1.6	1.8	1.9
Net tax rate effect of overseas business	0.4	—	0.3
Adjustment to tax charge in respect of prior years	0.2	(1.0)	0.3
Capital gains	(0.2)	—	0.6
Other differences	0.7	—	(1.9)
Impact of major exceptional items	—	8.1	3.9

Effective tax rate	32.7	38.9	35.1

Factors which may affect future tax charges

As explained in Note 1, the tax charge may not be representative of the taxation charge applicable to the Group following the Separation.
The key factors which may affect future tax charges include the future capital structure, the availability of accelerated tax depreciation, utilization of unrecognized losses, changes in tax legislation and the proportion of profits arising overseas.

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MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 10 – Earnings per Ordinary Share

Basic earnings per ordinary share are calculated by dividing the profit for the financial year of £164 million (2001 £130 million, 2000 £205 million), by 734 million, being the estimated number of M and B ordinary shares which will be in issue following the M and B Share Consolidation prior to Separation. Diluted earnings per share for each period reflect the number of options estimated to be outstanding upon Separation. The resulting number of shares is 734 million.
Adjusted earnings per ordinary share are calculated as follows:

	Year ended September 30

	2002	2001	2000

	(pence per share)
Basic earnings	22.3	17.7	27.9
Major exceptional items, less tax thereon	—	5.9	(4.5)

Adjusted earnings	22.3	23.6	23.4

Adjusted earnings per ordinary share are disclosed in order to show performance undistorted by abnormal items.

Note 11 – Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities

	Year ended September 30

	2002	2001	2000

	(£ million)
Operating profit	289	306	366
Depreciation and amortization	87	85	92
Other non-cash items	(1)	(4)	(1)

Earnings before interest, taxation, depreciation and amortization	375	387	457
Increase in stocks	(5)	(6)	(6)
Decrease/(increase) in debtors	7	(14)	(28)
(Decrease)/increase in creditors	(6)	(21)	23
Provisions expended	—	(2)	—

Net cash inflow from operating activities	371	344	446

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MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 12 – Net Debt

	Cash at bank and in hand net of overdrafts		Current asset investments	Other borrowings due within one year	Other borrowings due after one year	Balances with Six Continents Group Companies	Total

	(£ million)
At October 1, 1999	25		3	(26)	(1)	(1,239)	(1,238)
Net cash flow (i)	66	(ii)	—	—	—	—	66
Management of liquid resources and financing	(67	)(ii)	23	1	1	42	—

At September 30, 2000	24		26	(25)	—	(1,197)	(1,172)
Net cash flow (i)	362	(ii)	—	—	—	—	362
Management of liquid resources and financing	(368	)(ii)	(24)	21	(1)	372	—

At September 30, 2001	18		2	(4)	(1)	(825)	(810)
Net cash flow (i)	(7	)(ii)	—	—	—	—	(7)
Management of liquid resources and financing	5	(ii)	—	1	—	(6)	—

At September 30, 2002	16		2	(3)	(1)	(831)	(817)

(i)	The net cash flow is shown after the change in investment in M and B by Six Continents.

(ii)	Represents a net outflow of cash and overdrafts of £2 million (2001 £6 million, 2000 £1 million)

The net debt disclosed in the table above may not be representative of the net debt of the Group on a stand-alone basis, following the Separation.

Note 13 – Net Capital Expenditure

	Year ended September 30,

	2002	2001	2000

	(£ million)
Retail	227	288	204
SCPD	(1)	—	—

Continuing operations	226	288	204
Discontinued operations (i)	—	—	4

	226	288	208

(i)	Relates to the business of Lastbrew Limited, which was part of the disposal of the Bass brewing business by Six Continents.

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MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 14 – Operating Cash Flow (after net capital expenditure)

	Year ended September 30

	2002	2001	2000

	(£ million)
Retail	144	66	213
SCPD	1	(7)	3

Continuing operations	145	59	216
Discontinued operations (i)	—	(3)	22

	145	56	238

(i)	Relates to the business of Lastbrew Limited, which formed part of the disposal of the Bass brewing business by Six Continents.

Note 15 – Management of Liquid Resources and Financing

	Year ended September 30

	2002	2001	2000

	(£ million)
Other borrowings repaid	(1)	(20)	(2)
Movements in net amounts due to Six Continents Group companies	6	(372)	(42)

Financing	5	(392)	(44)
Movement in liquid resources (i)	—	24	(23)

	5	(368)	(67)

(i)	Liquid resources primarily comprise short-term deposits of less than one year and short-term investments.

Note 16 – Intangible Fixed Assets

	September 30

Goodwill	2002	2001

	(£ million)
Cost:
At October 1	13	12
Exchange adjustments	1	1

At September 30	14	13

Amortization:
At October 1	2	1
Provided	1	1

At September 30	3	2

Net book value at September 30	11	11

Goodwill is being amortized over its useful economic life, which is considered to be a 20-year period.

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MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 17 – Tangible Fixed Assets

		Fixtures,
	Land and	fittings and
	buildings	equipment	Total

	(£ million)
Cost or valuation:
At October 1, 2000	3,099	1,052	4,151
Additions	141	171	312
Disposals	(544)	(398)	(942)

At September 30, 2001	2,696	825	3,521
Additions	116	138	254
Disposals	(21)	(32)	(53)

At September 30, 2002	2,791	931	3,722

Depreciation:
At October 1, 2000	25	311	336
Provided	12	72	84
On disposals	(6)	(274)	(280)

At September 30, 2001	31	109	140
Provided	11	75	86
On disposals	(2)	(28)	(30)

At September 30, 2002	40	156	196

Net book value:
At September 30, 2002	2,751	775	3,526

At September 30, 2001	2,665	716	3,381

Properties

Properties, comprising land, buildings and certain fixtures, fittings and equipment, are included above at cost or valuation, less depreciation as required. The transitional rules of FRS 15 have been followed permitting the carrying values of properties as at October 1, 1999 to be retained.

In 1996, Six Continents undertook a group restructuring under which the fixed assets of the Retail business were transferred into a trading subsidiary of the Six Continents Group at their book value. This book value included the effect of revaluations undertaken prior to 1996. Accordingly, the carrying value of the fixed assets of the Group at 30 September 2002 reflects those revaluations which amounted to £404 million (2001 – £407 million, 2000 – £647 million). In addition, the carrying value of the fixed assets of the Group at September 30, 2002 reflects the 1999 revaluation (see below) which amounted to £342 million (2001 – £342 million, 2000 – £351 million).

The last valuation of properties was undertaken in 1999 and covered all properties then owned by the Six Continents Group other than leasehold properties having an unexpired term of 50 years or less. This valuation was undertaken by external Chartered Surveyors and internationally recognised valuers Chesterton plc in accordance with the Appraisal and Valuation Manual of the Royal Institution of Chartered Surveyors. The basis of valuation was predominantly existing use value and had regard to trading potential.

Various Group properties were used as security for the Six Continents £250 million debenture stock due 2016. A floating charge was applied to these properties. On February 27, 2003, Six Continents repurchased this debenture stock and the floating charge was released.

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MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 17 – Tangible Fixed Assets – (Continued)

Historical cost

The comparable amounts under the historical cost convention, excluding the effect of the pre-1996 revaluations, for properties would be:

	September 30
	2002	2001

	(£ million)
Cost	1,991	1,889
Depreciation	(82)	(73)

Net book value	1,909	1,816

The split of the net book value of land and buildings is as follows:

		September 30
		2002	2001

		(£ million)
Freehold		2,487	2,384
Leasehold:	unexpired term of more than 50 years	97	126
	unexpired term of 50 years or less	167	155

		2,751	2,665

Note 18 – Stocks

	September 30

	2002	2001

	(£ million)
Work in progress	22	19
Finished goods	27	25

	49	44

The replacement cost of stocks approximates to the value stated above. Work in progress is in respect of property developments.

Note 19 – Debtors

	September 30

	2002	2001

	(£ million)
Trade debtors	4	6
Other debtors (i)	40	60
Other prepayments	34	27

	78	93

(i)	Net of provision for bad debts of £2 million (2001 £2 million).

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MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 20 – Creditors: amounts falling due within one year

	September 30

	2002	2001

	(£ million)
Borrowings – (Note 22)	3	4
Trade creditors	46	51
Corporate taxation	59	81
Other taxation and social security	34	29
Accrued charges	49	56
Amounts owed to Six Continents Group companies	831	825
Other creditors	28	29

	1,050	1,075

Note 21 – Provisions for Liabilities and Charges

	Deferred	Other
	taxation	Reorganization (i)	Other (ii)	Total

	(£ million)
At October 1, 2000	134	10	7	17
Profit and loss account	25	—	(2)	(2)
Expenditure	—	(1)	(1)	(2)

At September 30, 2001	159	9	4	13
Profit and loss account	20	2	(1)	1

At September 30, 2002	179	11	3	14

(i)	Relates to fundamental reorganizations charged as non-operating exceptional items in prior years and is expected to be largely utilized in the year ending September 30, 2003.
(ii)	Primarily relates to onerous contracts.

Deferred taxation

The provision for deferred taxation is analyzed as follows:

	September 30

	2002	2001

	(£ million)
Fixed assets	135	116
Deferred gains	49	49
Other	(5)	(6)

	179	159

Tax losses with a value of £13 million (2001 £9 million), including capital losses of £9 million (2001 £6 million), have not been recognized as their use is uncertain or not currently anticipated.

No provision has been made for deferred tax on the sale of properties at their revalued amounts or where gains have been or are expected to be deferred against expenditure on replacement assets for an indefinite period until the sale of the replacement assets. The total amount unprovided is estimated at £94 million (2001 £94 million). It is not anticipated that any such tax will be payable in the foreseeable future.

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MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 22 – Borrowings

	September 30

	2002	2001

	(£ million)
Analysis by year of repayment:
Due within one year (Note 20)	3	4
Due between one and two years	1	1

Total borrowings	4	5

The borrowings above principally comprise loan notes, which bear interest at a floating rate and are repayable on demand and secured by deposits made by Six Continents with Lloyds TSB plc.

As discussed in Note 1, due to the demerger and associated financial restructuring, the borrowings as disclosed above may not be representative of the borrowings of the Group following the Separation.

Note 23 – Financial Instruments

Disclosures dealt with in this note exclude short-term debtors and creditors, as permitted by FRS 13 – Derivatives and other Financial Instruments: Disclosures, and amounts due to Six Continents Group companies.

Currency and interest rate risk profile of financial assets and liabilities:

Financial assets
	September 30

	2002	2001

	(£ million)
Floating rate
Sterling	16	18
Euro	2	2

	18	20

Comprising
Cash	16	18
Current Asset Investments	2	2

	18	20

Financial liabilities

The Group’s financial liabilities, which are disclosed in Note 22, are denominated in sterling.

Currency risk

As the Group is predominantly UK based, it does not have any material currency exposures.

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MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 23 – Financial Instruments – (Continued)

Fair values of financial assets and liabilities

The net book values and related fair values of the Group’s financial assets and liabilities (excluding amounts due to Six Continents Group companies) are:

	September 30
	2002		2001

	Net book value	Fair value	Net book value	Fair value

	(£ million)
Cash	16	16	18	18
Short-term deposits	2	2	2	2
Borrowings	(4)	(4)	(5)	(5)

Net debt (excluding amounts due to Six Continents Group companies)	14	14	15	15

The book value of borrowings approximates to their fair values and the remaining assets and liabilities are at floating rates.

Note 24 – Major Acquisitions and Disposals

Years ended September 30, 2002 and September 30, 2001

There were no significant acquisitions in the years ended September 30, 2001 and September 30, 2002.

Year ended September 30, 2000

On October 5, 1999, the Group acquired a leisure retail business, comprising 550 pubs formerly owned by Allied Domecq Retailing Ltd.

	Net book value	Fair value adjustments	Fair value

	(£ million)
Tangible fixed assets	920	20	940
Current assets	7	—	7
Creditors due within one year	(2)	—	(2)

Group’s share of net assets	925	20	945

Consideration:
Six Continents ordinary shares			(741)
Cash (including costs of £25 million incurred by Six Continents RetailLimited)			(204)

Goodwill			—

The fair value adjustments primarily relate to the values of the pubs acquired.

Earnings before interest, taxation, depreciation and amortization for the 52 weeks ended August 21, 1999, as extracted from the figures prepared under the accounting policies adopted by Allied Domecq Retailing Ltd., were £102 million.

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MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 25 – Financial Commitments

The Group has annual commitments under operating leases which expire as follows:

	September 30

	2002		2001

	Properties	Other	Properties	Other

	(£ million)
Within one year	—	2	—	3
Between one and five years	3	3	3	2
After five years	36	—	33	—

	39	5	36	5

Total commitments under noncancelable operating leases at September 30, 2002 are as follows:

September 30 2002

(£ million)
Due within one year	44
One to two years	39
Two to three years	36
Three to four years	35
Four to five years	34
Thereafter	671

859

Note 26 – Contracts for Expenditure on Fixed Assets

	September 30
	2002	2001

	(£ million)
Contracts placed for expenditure on fixed assets not provided for in the financial statements	33	99

Note 27 – Contingencies

M and B had provided a guarantee secured by a floating charge on its assets and undertakings in respect of the Six Continents £250 million debenture stock due 2016. The charge was released following the repurchase of the debenture by Six Continents on February 27, 2003.

The Company proposes to give indemnities in the separation agreement in respect of the disposal of certain companies previously within the Six Continents Group. It is the view of the directors that, other than to the extent that liabilities have been provided for in these financial statements, such indemnities are not expected to result in financial loss to the Company

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MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 28 – Related Party Transactions

	September 30

	2002	2001	2000

	(£ million)
Charges from other Six Continents Group companies	—	2	269
Pension scheme payments	1	2	2
Interest paid to other Six Continents Group companies	44	58	83

	45	62	354

Intercompany balances at September 30	(831)	(825)	(1,197)

Note 29 – Principal Operating Undertakings

Six Continents is the beneficial owner of all (unless specified) of the invested capital, either itself or through subsidiary undertakings of the following companies which will be the principal operating companies of M and B following Separation.

Retail

Six Continents Retail Limited (incorporated in Great Britain, registered in England and Wales and operating principally within the United Kingdom).

Six Continents Retail Germany GmbH (incorporated and operating in Germany).

SCPD

Standard Commercial Property Developments Limited (incorporated in Great Britain, registered in England and Wales and operating principally within the United Kingdom).

Note 30 – Share Options and Share Awards

Following the Separation, the Company intends to put in place the following employee share plans:

•	the M and B Sharesave Plan;

•	the M and B Share Incentive Plan;

•	the M and B Executive Share Option Plan;

•	the M and B Performance Restricted Share Plan;

•	the M and B Short Term Deferred Incentive Plan; and

•	the M and B Employee Benefit Trust.

M and B ordinary shares may also be issued in respect of options granted in exchange for options under the Six Continents Executive Share Option Scheme 1985 and the Six Continents Executive Share Option Scheme 1995 (together “EXSOS”) and awards under the Six Continents Special Deferred Incentive Plan.

Options over Six Continents shares granted under the Six Continents Executive Share Option Scheme 1995 are now exercisable. Options under the Six Continents Executive Share Option Scheme 1985 will become exercisable for a period of six months following the date on which the court sanctions the Scheme of Arrangement. Optionholders under EXSOS who are employed in the Retail business at February 17, 2003 and optionholders who ceased to be employed in the Six Continents Group before February 17, 2003 may exchange their options for equivalent options over M and B ordinary shares. It is estimated that optionholders in this category hold options under EXSOS over 9,586,258 Six Continents shares. Under the rules of EXSOS, performance conditions will not apply to options which are exchanged in this way.

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MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 30 – Share Options and Share Awards – (Continued)

Options over M and B shares acquired in this way will be exercisable at any time after their grant in accordance with the rules. Options over M and B shares acquired in this way in exchange for Inland Revenue approved options will be on the same terms as the original options. Other new options will not generally lapse (unless they are already exercisable) until ten years after the grant of the original options unless the option holder resigns or is dismissed.

Existing awards over Six Continents shares under the Six Continents Special Deferred Incentive Plan made to participants who will become employees of the Group will be satisfied in M and B ordinary shares.

Note 31 – Summary Financial Information for Hotels

As discussed in Note 1, the results of operations, cash flows and assets of Six Continents and Hotels have been excluded from these financial statements.

	Year ended and as at September 30

	2002	2001	2000

	(£ million)
Turnover	2,134	2,473	3,665

Operating profit	252	443	528

Total assets	6,228	6,374	6,007

Net assets	2,928	2,884	2,760

Operating cash inflow	62	60	252

Note 32 – Differences between United Kingdom and United States Generally Accepted Accounting Principles

The Combined Financial Statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP) which differ from those generally accepted in the United States (US GAAP). The significant differences as they apply to the Group, are summarized below.

Basis of preparation

As described in Note 1, the financial statements exclude the results of operations, cash flows and assets of Six Continents and Hotels for all periods presented. This basis of preparation accords with the ‘carve out’ basis of accounting that would be required for the purposes of US GAAP. Similarly, the merger accounting basis of accounting used with respect to the transfer of entities to the Group from other Six Continents Group companies accords with the accounting for the reorganization of entities under common control that would be required under US GAAP.

Intangible fixed assets

Goodwill and separately identifiable intangible fixed assets arising on the acquisition of subsidiaries and associates are capitalized and amortized over their estimated useful lives. Goodwill arising on acquisitions prior to September 30, 1998 was eliminated against invested capital. Under US GAAP, all intangible fixed assets would be capitalized and amortized to the income statement over their estimated useful lives, not exceeding 40 years. Goodwill arising on acquisitions after June 30, 2001 is not amortized but is subject to an annual impairment test.

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MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 32 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

Tangible fixed assets

Prior to October 1, 1999, the Group’s properties were valued from time to time by professionally qualified external valuers. Book values were adjusted to accord with the valuations. Under US GAAP, revaluations would not have been permitted.

Depreciation is based on the book value of assets, including revaluation where appropriate. Prior to October 1, 1999, freehold pubs were not depreciated under UK GAAP, as any charge would have been immaterial given that such properties were maintained, as a matter of policy, by a program of repair and maintenance such that their residual values were at least equal to their book values. Following the introduction of FRS 15 which was implemented by the Group with effect from October 1, 1999, all properties are depreciated under UK GAAP. There is now no difference between UK GAAP and US GAAP with regard to depreciation policies.

Under UK GAAP, the impairment of tangible fixed assets is measured by reference to discounted cashflows. Under US GAAP, if the carrying value of assets is supported by undiscounted cashflows, there would be no impairment.

Staff costs

The Group charges to net income the cost of shares acquired to settle awards under certain incentive schemes. The charge is based on an apportionment of the cost of shares over the period of the scheme. Under US GAAP, these awards would be accounted for as variable plans and the charge would be based on the intrinsic value of the shares using the share price at the balance sheet date.

A charge would also made under US GAAP in respect of options granted under the Six Continents Employee Savings Share Scheme, based on their intrinsic value at the date of grant and the charge would be recognized over the period of the savings contract. Since January 24, 2002 an employer’s offer to enter into new contracts at a lower exercise price than the price under existing contracts, causes variable plan accounting to apply in respect of certain options. This could result in an additional charge for those options that qualify for variable plan accounting.

In addition, under US GAAP, a charge would also be made in respect of option grants under the Six Continents Executive Share Option Schemes. Variable plan accounting would apply and the charge would be recognized over the period of the schemes.

The impact of these differences on the Group’s net income is less than £1 million in each year presented.

Provisions

Included in provisions for liabilities and charges are amounts which relate to the restructuring of certain of the Group’s operations. Under US GAAP, certain of these amounts would be charged to net income as incurred.

Deferred taxation

The Group provides for deferred taxation in respect of timing differences subject to certain exceptions, between the recognition of gains and losses in the financial statements and for tax purposes. Timing differences recognized include accelerated capital allowances and short-term timing differences. Under US GAAP, deferred taxation would be computed, on a stand-alone basis, on all differences between tax bases and book values of assets and liabilities which will result in taxable or tax deductible amounts arising in future years.

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MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 32 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

Exceptional items

Certain exceptional items are shown on the face of the profit and loss account after operating profit. These items are mainly gains or losses on the sale of businesses and fixed assets, and the costs of fundamental reorganizations. Under US GAAP these items would be classified as operating profit or expenses.

Net Income

The following statements provide reconciliations between profit for the financial year under UK GAAP and net income under US GAAP and between invested capital under UK GAAP and US GAAP.

		Year ended September 30

		2002		2001		2000

		(£ million, except per ordinary share and ADS amounts)
	Profit for the financial year in accordance with UK GAAP	164		130		205
	Adjustments:
	Amortization of intangible fixed assets	(1)		(1)		(1)
	Disposal of tangible fixed assets	6		297		11
	Provisions	—		(4)		—
	Deferred taxation – methodology	9		73		13

		14		365		23

	Net income in accordance with US GAAP	178		495		228

	Comprising:
	Continuing operations	178		495		184

	Discontinued operations (i)
	Result for the period	—		—		11
	Surplus on disposal	—		—		33

		—		—		44

		178		495		228

	Net income per ordinary share and American Depositary Share (ii)
Basic	– Continuing operations	24.2	p	67.4	p	25.1	p
	– Discontinued operations (i)	—		—		6.0	p

		24.2	p	67.4	p	31.1	p

Diluted	– Continuing operations	24.2	p	67.4	p	25.1	p
	– Discontinued operations (i)	—		—		6.0	p

		24.2	p	67.4	p	31.1	p

(i)	Discontinued operations comprise the business of Lastbrew Limited, which was part of the disposal of the Bass brewing business by Six Continents.
(ii)
Per ordinary share amounts are based on 734 million shares, being the estimated number of M and B ordinary shares outstanding on Separation. Each American Depositary Share represents one ordinary share.

Comprehensive income

Comprehensive income under US GAAP is equal to net income in accordance with US GAAP.

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MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 32 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

Invested capital
	September 30
	2002	2001

	(£ million)
Invested capital as reported in accordance with UK GAAP	2,438	2,301
Adjustments:
Intangible fixed assets:
Goodwill – cost	50	50
– accumulated amortization	(7)	(6)

Total intangible fixed assets	43	44

Tangible fixed assets:
Cost	(837)	(844)
Accumulated depreciation	(124)	(123)

Total tangible fixed assets	(961)	(967)

Provisions for liabilities and charges:
Provisions	13	13
Deferred taxation – methodology	42	33

	(863)	(877)

Invested capital in accordance with US GAAP	1,575	1,424

Additional information required by US GAAP in respect of earnings per share

The following table sets forth the computation of basic earnings per share from continuing operations under US GAAP:

	Year ended September 30
	2002		2001		2000

Numerator for basic and diluted earnings per ordinary share and American Depositary Share (£ million)	178		495		184

Denominator for basic earnings per ordinary share and American Depositary Share (million)	734		734		734
Dilutive effect of employee share options (million)	—		—		—

Denominator for diluted earnings per share and American Depositary Share (million)	734		734		734

Basic earnings per ordinary share and American Depositary Share from continuing operations	24.2	p	67.4	p	25.1	p
Diluted earnings per ordinary share and American Depositary Share from continuing operations	24.2	p	67.4	p	25.1	p

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MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 32 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

Combined statement of cash flows

The combined statement of cash flows prepared under UK GAAP presents substantially the same information as that required under US GAAP but differs with regard to classification of items within the statement and as regards the definition of cash under UK GAAP and cash and cash equivalents under US GAAP.
US GAAP requires that cash and cash equivalents include short-term highly liquid investments but do not include bank overdrafts. Under UK GAAP, cash flows are presented separately for operating activities, dividends received from associates, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions, equity dividends and management of liquid resources and financing. US GAAP, however, require only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under UK GAAP would, with the exception of dividends paid to minority shareholders, be included as operating activities under US GAAP. The payment of dividends would be included as a financing activity under US GAAP. Under US GAAP, capitalized interest is treated as part of the cost of the asset to which it relates and is thus included as part of investing cash flows. Under UK GAAP, all interest is treated as part of returns on investments and servicing of finance. Under US GAAP, capital expenditure and financial investment and acquisitions are reported within investing activities.

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MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 32 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

The combined statement of cash flows presented under US GAAP would be as follows.

	Year ended September 30

	2002	2001	2000

	(£ million)
Operating activities:
Profit for the financial year	164	130	205
Adjustments to reconcile profit for the financial year to net cash provided by operating activities
Depreciation and amortization	87	85	92
Net loss on sale of operations	—	36	—
Stocks	(5)	(6)	(6)
Debtors	7	(14)	(28)
Creditors	(7)	21	20

Net cash provided by operating activities	246	252	283

Investing activities:
Property and equipment additions	(256)	(314)	(250)
Property and equipment disposals	30	24	45
Trade loans	—	—	(3)
Acquisitions	—	—	(25)
Disposals	—	600	64

Net cash (used in)/provided by investing activities	(226)	310	(169)

Financing activities:
Net advance to/from affiliated companies	6	(372)	(42)
Borrowings	(1)	(20)	(2)
Change in invested capital	(27)	(200)	(48)

Net cash provided by/(used in) financing activities	(22)	(592)	(92)
Net change in cash and cash equivalents	(2)	(30)	22
Opening cash and cash equivalents	20	50	28

Closing cash and cash equivalents	18	20	50

Supplemental disclosures of cash flow information
Interest paid	45	64	86
Taxes paid	82	34	80

Concentrations of credit risk

At September 30, 2002, the Group did not consider there to be any significant concentrations of credit risk.

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MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 32 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

Additional information required by US GAAP in respect of deferred taxation

The analysis of the deferred taxation liability required by US GAAP is as follows:

	September 30

	2002	2001

	(£ million)
Deferred taxation liabilities:
Excess of book value over taxation value of fixed assets	135	117
Deferred gains	49	49
Other temporary differences	1	—

	185	166

Deferred taxation assets:
Taxation effect of realized and unrealized losses	(42)	(33)
Other temporary differences	(6)	(7)

	(48)	(40)

	137	126

Of which:
Current	(6)	(6)
Noncurrent	143	132

	137	126

Accounting and disclosure of stock-based compensation

FAS 123 – Accounting for Stock-Based Compensation, established accounting disclosure standards for stock-based employee compensation plans. The statement gives companies the option of continuing to account for such costs under the intrinsic value accounting provisions set out in Accounting Principles Board Opinion 25 – Accounting for Stock Issued to Employees (“APB 25”) and related interpretations. Six Continents has chosen to continue to account for such costs under APB 25. Had Six Continents chosen to account for such costs under FAS 123, M and B’s net income under US GAAP for the year ended September 30, 2002 would have been reduced by £2 million (2001 £4 million, 2000 £4 million), basic net income per ordinary share and per ADS would have been reduced by 0.2p (2001: 0.5p, 2000: 0.5p).

New Accounting Standards

New US accounting standards which will impact M and B on adoption are summarized below.
FAS 141 – Business Combinations, and FAS 142 – Goodwill and Other Intangible Assets, both issued in June 2001, are effective for accounting periods beginning after December 15, 2001. The Company will apply FAS 142 from October 1, 2002. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. Most of the Group’s goodwill arose prior to September 30, 1998 and has been eliminated against invested capital. No amortization is charged in respect of these assets under UK GAAP but a charge has been made to arrive at net income under US GAAP. The adoption of FAS 141 for US GAAP purposes will eliminate the reconciling amortization charge in respect of goodwill and indefinite lived intangibles and will increase net income under US GAAP by approximately £1 million per annum. In the year ending September 30, 2003 the Group will test goodwill for impairment using the two step process described in FAS 142. The first step screens for potential impairment, while the second measures the amount of impairment, if

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MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 32 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

any. Until the impairment tests are completed it is not possible to quantify the amount of impairment, if any, that will arise on adoption.

FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, issued in August 2001, is effective for accounting periods beginning after December 15, 2001. FAS 144 supersedes FAS 121 and, while retaining many of the recognition and measurement provisions of FAS 121, it excludes goodwill and intangible assets not being amortized from its impairment provisions and it significantly changes the criteria that have to be met in order to classify long-lived assets as held-for-sale. FAS 144 also supersedes the provisions of APB 30 with regard to reporting the effects of a disposal of a business segment and requires expected future operating losses from discontinued operations to be reported in the periods in which the losses are incurred rather than as of the measurement date. In addition, more dispositions will qualify for discontinued operations treatment in the income statement. The Group will adopt FAS 144 in the year ending September 30, 2003. As the provisions of FAS 144 are to be applied prospectively, the impact on the Group, if any, will depend upon the circumstances existing at that time.

FAS 146, Accounting for Costs Associated with Exit or Disposal Activities, was issued in August 2001. FAS 146 requires recognition of a liability for a cost when the liability is incurred. FAS 146 supersedes EITF Issue No 94-3 Liability Recognition for Certain Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in restructuring) which required a liability for an exit cost to be recognized at the date of an entity’s commitment to a plan. The adoption of FAS 146 will have no impact on these financial statements.

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MITCHELLS & BUTLERS PLC

UNAUDITED CONDENSED PRO FORMA COMBINED FINANCIAL INFORMATION
Introduction

The unaudited pro forma financial information gives pro forma effect to the significant re-financing and capital structure changes being carried out in connection with the Separation described in the accompanying notes.

The unaudited pro forma financial information has been prepared from, and should be read in conjunction with, the Group’s historical audited combined financial statements and notes thereto included elsewhere in this registration statement.

The unaudited pro forma financial information is provided for illustrative purposes only and does not purport to represent what the actual results of operations or the financial position of the Group would have been had the Separation occurred on the dates assumed, nor is it necessarily indicative of the Group’s future operating results or consolidated financial position.

The costs of the Separation expected to be borne by the Company of £31 million have not been reflected in the pro forma profit and loss account as they are non-recurring. Management believes that the corporate recharges from Six Continents approximate to the amounts that the Company expects to incur following Separation and, accordingly, no pro forma adjustment has been made for such costs.

The unaudited pro forma financial information has been prepared in accordance with UK GAAP, which differs in certain respects from US GAAP. Note 32 of Notes to the Financial Statements included elsewhere in this registration statement provides a description of the principal differences between UK GAAP and US GAAP as they relate to the Group. Pro forma profit for the year and pro forma shareholders’ equity as adjusted for these differences are set out in Note 2 of Notes to the Unaudited Condensed Pro Forma Combined Financial Information.

The structure of the Separation is such that it is not possible to determine the nominal value of M and B PLC shares until just before Separation. The total nominal value of ordinary shares in M and B PLC is to be calculated by reference to a formula so that the Company has sufficient share capital in order to effect the Separation by way of a reduction of share capital and to ensure that the capital reduction is at least equal to the market value (after the M and B Group Transfer) of all shares of Six Continents held by the Company. In order to give pro forma effect to the Separation and illustrate the estimated analysis of shareholders’ funds, the amounts for share capital, other reserves and profit and loss reserve have been calculated by reference to this formula and assumptions. The key assumptions for illustrative purposes are based on the following amounts as of March 19, 2003:

•	the market price of Six Continents ordinary shares was 607p per share;

•	book value of investment by Six Continents in M and B was £1,720 million;

•	estimated market capitalization of InterContinental Group was £3,000 million;

•	amount of capital reduction in excess of market capitalization of InterContinental Group was £983 million;

•	amount to be drawn under new M and B facilities was £1,385 million; and

•	amount of inter-company indebtedness to be capitalized was £228 million.

The actual nominal value will be calculated by reference to information at the time of Separation.

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MITCHELLS & BUTLERS PLC

UNAUDITED CONDENSED PRO FORMA COMBINED PROFIT AND LOSS ACCOUNT

For the year ended September 30, 2002

The following unaudited condensed pro forma combined profit and loss account gives pro forma effect to the Separation, after giving effect to the pro forma adjustments described in the Notes to the Unaudited Condensed Pro Forma Combined Financial Information, as if the Separation and related refinancing and changes to the capital structure had occurred on October 1, 2001. The historical combined financial information for the Group is derived from its audited combined profit and loss account for the year ended September 30, 2002 included elsewhere in this registration statement.

	M and B Group historical	Pro forma adjustments (Note 1)		M and B Group pro forma

	(£ million, except per ordinary share amounts)
Turnover	1,481	—		1,481
Costs and overheads, less other income	(1,192)	(8)		(1,200)

Operating profit	289	(8	) (a)	281
Non-operating exceptional items	(2)	—		(2)

Profit on ordinary activities before interest	287	(8)		279
Interest receivable	2	(1	) (b)	1
Interest payable and similar charges	(45)	(28	) (c)	(73)

Profit on ordinary activities before taxation	244	(37)		207
Tax on profit on ordinary activities	(80)	11	(d)	(64)

Profit for the financial year (i)	164	(26)		138

Earnings per ordinary share
Basic (ii)	22.3p			18.8p
Diluted (iii)	22.3p			18.8p

(i)
A summary of the adjustments to the pro forma profit for the financial year that would be required had United States generally accepted accounting principles been applied instead of those generally accepted in the United Kingdom is set out in Note 2 of Notes to Unaudited Condensed Pro Forma Combined Financial Information.

(ii)
The pro forma basic earnings per share is calculated by dividing the pro forma profit for the financial year by 734 million ordinary shares, being the estimated number of ordinary shares which will be in issue at Separation.

(iii)
Diluted earnings per ordinary share are calculated by adjusting basic earnings per ordinary share to reflect the notional exercice of the number of dilutive ordinary share options estimated to be outstanding at the date of Separation. The resulting number of ordinary shares is 734 million.

The Notes to the Unaudited Condensed Pro Forma Combined Financial Information are an integral part of this Pro Forma Information

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MITCHELLS & BUTLERS PLC

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED BALANCE SHEET

At September 30, 2002

The following unaudited condensed pro forma combined balance sheet gives pro forma effect to the Separation, after giving effect to the pro forma adjustments described in the Notes to the Unaudited Condensed Pro Forma Combined Financial Information as if the Separation and related refinancing and changes to the capital structure had occurred on September 30, 2002. The historical consolidated financial information for the Group is derived from its unaudited condensed combined balance sheet at September 30, 2002 included elsewhere in registration statement.

	M and B Group historical	Pro Forma adjustments (Note 1)		M and B Group pro forma

	(£ million. except per ordinary share amounts)
Fixed assets
Intangible assets	11	—		11
Tangible assets	3,526	—		3,526

	3,537	—		3,537

Current assets
Stocks	49	—		49
Debtors	78	15	(e)	93
Investments	2	—		2
Cash at bank and in hand	16	(14	)(f)	2

	145	1		146

Creditors: amounts falling due within one year
Amounts due to Six Continents Group Companies	(831)	831	(g)	—
Other current liabilities	(219)	(385	)(h)	(604)

	(1,050)	446		(604)

Net current liabilities	(905)	447		(458)

Total assets less current liabilities	2,632	447		3,079
Creditors: amounts falling due after one year	(1)	(1,000	)(i)	(1,001)
Provisions for liabilities and charges	(193)	—		(193)

Net assets	2,438	(553)		1,885

Invested capital and shareholders’ funds (i)
Invested capital	2,438	(2,438	)(j)	—
Shareholders’ funds
Share capital	—	37	(j)	37
Revaluation reserve	—	342	(j)	342
Other reserves	—	983	(j)	983
Merger reserve	—	65	(j)	65
Profit and loss account	—	458	(j)	458

	2,438	(553)		1,885

(i)
A summary of the adjustments to the pro forma invested capital and shareholders’ funds that would be required had United States generally accepted accounting principles been applied instead of those generally accepted in the United Kingdom is set out in Note 2 of Notes to Unaudited Condensed Pro Forma Combined Financial Information.

The Notes to the Unaudited Condensed Pro Forma Combined Financial Information are an integral part of this Pro Forma Information.

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MITCHELLS & BUTLERS PLC

NOTES TO UNAUDITED CONDENSED PRO FORMA COMBINED FINANCIAL INFORMATION

Note 1 – Pro forma adjustments

Profit and loss account

The unaudited condensed pro forma combined profit and loss account gives effect to the following pro forma adjustments

Year ended September 30, 2002

(£ million)

(a) Operating costs
Amortization of facility costs over the respective period of each tranche drawn	(8)

(b) Interest receivable
Reversal of interest received from Six Continents Group Companies	(1)

(c) Interest payable and similar charges
Interest on £1,385 million estimated to be drawn under the revolving credit facility computed using LIBOR +1.25% at quarterly rates	(73)
Less: reversal of interest paid to Six Continents Group Companies	45

(28)

(d) Tax on profit on ordinary activities
Tax relief on adjustments	11

Balance sheet

The unaudited condensed pro forma combined balance sheet gives effect to the following pro forma adjustments

September 30, 2002

(£ million)
(e) Debtors
Facility fee prepaid	15

(f) Cash at bank and in hand
Amounts to be drawn down under new banking facility, net of costs:
Tranche A	385
Tranche B	600
Tranche C	400

1,385
Capital repayment	(700)
Payment of amounts due to Six Continents Group Companies	(699)

Total adjustment to cash at bank and in hand	(14)

(g) Amounts due to Six Continents Group Companies
Facility fees and Separation costs to be borne by the M and B Group	(46)
Effect of subsidiaries transferred from Six Continents to M and B	(50)
Estimated capitalization by way of new share capital in M and B Group Companies	228
Repayment of balances	699

831

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MITCHELLS & BUTLERS PLC

NOTES TO UNAUDITED CONDENSED PRO FORMA
COMBINED FINANCIAL INFORMATION – (Continued)

	September 30, 2002	September 30, 2002

	(£ million)	(£ million)
(h) Other current liabilities
Draw down of £385 million under new banking facility		(385)

(i) Creditors: amounts falling due after one year
Draw down of £1,000 million under new banking facility		(1,000)
(j) Invested capital and shareholders’ funds
Increase in invested capital by way of capitalization of balances due to Six Continents Group Companies	228
Capital repayment	(700)
Separation costs	(31)
Effect of subsidiaries transferred from Six Continents to M and B companies	(50)
Conversion of invested capital into shareholders’ funds on Separation (analyzed below)	(1,885)

		(2,438)

Issue of share capital	4,020
Capital reduction to demerge Hotels to InterContinental	(3,983)

Share capital post Separation		37
Revaluation reserve		342

Profit and loss account
Profit and loss accounts of M and B entities	539
Separation costs	(31)
Effect of subsidiaries transferred from Six Continents to M and B	(50)
		458
Other reserves
Arising from capital reduction		983
Merger reserve		65

		1,885

The conversion of invested capital into shareholders’ funds will depend on the estimated market value at the time of Separation.

Note 2 – Differences between UK GAAP and US GAAP

UK GAAP differ in certain respects from US GAAP. A summary of the significant differences as they affect the Group is set forth in Note 32 of Notes to the Financial Statements. In addition to these differences, unamortized debt in the costs, which under UK GAAP are deducted from the relevant outstanding borrowings, would be reported as assets under US GAAP.

Profit and loss account
	M and B Group historical	Pro forma adjustments	M and B Group pro forma

	(£ million, except per ordinary share and ADS amounts)
Profit for the financial year under UK GAAP	164	(26)	138
US GAAP adjustments
Amortization of intangible fixed assets	(1)	—	(1)
Disposal of tangible fixed assets	6	—	6
Provisions	—	—	—
Deferred taxation – methodology	9	—	9

	14	—	14

Net income as adjusted to accord with US GAAP	178	(26)	152

Earnings per ordinary share and American Depositary Share
Basic	24.2p		20.7p
Diluted	24.2p		20.7p

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MITCHELLS & BUTLERS PLC

NOTES TO UNAUDITED CONDENSED PRO FORMA
COMBINED FINANCIAL INFORMATION – (Continued)

Balance sheet

		M and B Group historical	Pro forma adjustments	M and B Group pro forma

		(£ million, except per ordinary share amounts)
	Invested capital/shareholders’ funds under UK GAAP	2,438	(553)	1,885
	US GAAP adjustments
	Intangible fixed assets:
Goodwill	– cost	50	—	50
	– amortization	(7)	—	(7)

	Total intangible fixed assets	43	—	43

	Tangible fixed assets:
	Cost	(837)	—	(837)
	Accumulated depreciation	(124)	—	(124)

	Total tangible fixed assets	(961)	—	(961)

	Provisions for liabilities and charges:
	Provisions	13	—	13
	Deferred taxation – methodology	42	—	42

	Total provisions for liabilities and charges	(863)	—	(863)

	Invested capital/shareholders’ equity as adjusted to accord with US GAAP	1,575	(553)	1,022

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MITCHELLS & BUTLERS PLC VALUATION AND QUALIFYING ACCOUNTS	SCHEDULE II

Description	Balance at beginning of period	Additions charged to costs and expenses	Bad debts written off	Balance at end of period

	(£ million)
Year ended September 30, 2002
Provisions for bad and doubtful debts	2	—	—	2
Year ended September 30, 2001
Provisions for bad and doubtful debts	2	—	—	2
Year ended September 30, 2000
Provisions for bad and doubtful debts	4	1	(3)	2

S-1

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SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Mitchells & Butlers PLC (Registrant)

By: /s/ Tim Clarke

Name: Tim Clarke Title: Director
Date: March 28, 2003

S-2

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EXHIBIT INDEX

The following exhibits are to be filed as part of this registration statement:

Exhibit 1	Form of Memorandum and Articles of Association
Exhibit 2(b)(i)	£1,500,000,000 Facility Agreement dated February 13, 2003 for Mitchells & Butlers PLC relating to the Company’s bank credit facility, (the “Facility Agreement”) Instruments defining the Rights of Holders of Long-Term Debt. The total amount of long-term debt of the Group authorized under any individual instrument, other than the Facility Agreement attached hereto, does not exceed 10% of the total assets of the Group on a consolidated basis. The Company agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request
Exhibit 4(a)(i)	Form of Separation Agreement
Exhibit 4(a)(ii)	Form of M and B Group Transfer Share Purchase Agreement
Exhibit 4(a)(iii)	Form of Transitional Services Agreement
Exhibit 4(a)(iv)	Sponsor’s Agreement dated February 17, 2003, among Six Continents PLC, InterContinental Hotels Group PLC, Mitchells & Butlers PLC, and Salomon Brothers International Limited
Exhibit 4(a)(v)	Bede Acquisition Agreement: Sale and Purchase Agreement in respect of Bede Leisure Retail Limited, West Midlands Taverns (Holdings) Limited and Quayside Caterers Limited, dated February 14, 2001 among Bass Taverns Limited, Bede Retail Investments Limited and Bede Acquisition Company Limited
Exhibit 4(c)(i)	Tim Clarke’s service contract, dated February 12, 2003
Exhibit 4(c)(ii)	Karim Naffah’s service contract, dated February 12, 2003
Exhibit 4(c)(iii)	Mike Bramley’s service contract, dated February 12, 2003
Exhibit 4(c)(iv)	Tony Hughes’ service contract, dated February 12, 2003
Exhibit 8	Subsidiaries
Exhibit 10(a)	Consent of Ernst & Young LLP
Exhibit 10(b)	Form of Deposit Agreement among Mitchells & Butlers PLC, The Bank of New York, as Depositary, and all holders from time to time of American Depositary Receipts